



BCE Emergis Inc.

Powering our business

ANNUAL REPORT

Table of contents

Emergis powers business interactions.

As a North American leader in eBusiness, we develop and manage solutions that automate transactions and the secure exchange of information. We enable our clients in the health care and finance sectors to interact and conduct business electronically. | Our expertise and core competencies lie in the processing and adjudication of prescription drug, dental and other health care services claims; pharmacy management solutions; the enablement of electronic payments; and the paperless loan document processing. | Our clients include the leading health insurance companies, the top financial institutions, government agencies and some 1,900 pharmacies in Canada, and large companies in North America.

New perspective, new name and new look.

On December 1, 2004, we became Emergis and unveiled our new visual identity. We opted to build on the positive equity and credibility the name Emergis already carries. A sense of renewal emanates from our new logo.

Through its Power Axis component, our logo depicts our role as the catalyst efficiently powering business interactions for our clients. It also symbolizes our solid foundation and commitment to proven innovation, while the new colours denote our progressive outlook and focus on growth.


Emergis

Financial highlights

In millions of Canadian dollars, except per share data
Years ended December 31

	2004	2003	% Change
Operations			
Revenue			
Finance	108.0	118.4	(9)
Health	70.9	56.9	25
Non-core	39.6	108.7	(64)
Total	218.5	284.0	(23)
EBITDA [1]			
Reported	12.8	(24.5)	
Excluding one-time items [2]	17.7	13.7	29
Net loss from continuing operations			
Reported	(72.0)	(60.6)	(19)
Excluding one-time items [2]	(20.5)	(18.1)	(13)
Net loss - reported	(61.7)	(96.8)	36
Cash flow from (used for) operating activities	(20.4)	52.5	(139)
Per share data			
Net loss from continuing operations			
Reported	(0.70)	(0.59)	(18)
Excluding one-time items [2]	(0.20)	(0.18)	(12)
Net loss - reported	(0.60)	(0.94)	37
Cash flow from (used for) operating activities	(0.20)	0.51	(139)
Revenue components (% of total revenue)			
Recurring revenue	86	86	-
U.S.-sourced revenue	17	17	-
Financial position			
Cash and cash equivalents	204.8	128.6	-
Working capital	127.1	251.0	-
Long-term debt and deferred credits and other	28.4	44.9	-
Equity	221.0	415.3	-

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings (loss) before under-noted items in the consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period.

[2] One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable.



Jean C. Monty
Chairman of the Board

François Côté
President and Chief Executive Officer

By narrowing our focus — an objective which has become even more important since the sale by BCE of its control position in the Company, we have laid the groundwork for a more stable future with promising growth potential. Our work is not complete, but we do have tangible results to report that demonstrate the value of our actions.

Dear Shareholder,

In 2004, we significantly expanded our Health activities in Canada. By moving into medical claims and provider solutions, we now offer a breadth of electronic solutions that is unrivalled in the Canadian health care industry.

At the same time, we became a simpler organization. We sold our U.S. Health operations. We also sold our consumer bill presentment activities, our eSecurity practice and a small messaging business. We streamlined our organization and continued our pursuit of operational efficiencies.

Another key development for Emergis in 2004 was the decision by our majority shareholder, BCE Inc., to sell its participation in the Company, ushering in a new era for Emergis. This change allowed us to become an independent company and to attract a broad base of investors, who not only recognized our strong position in our markets, but also expressed confidence in our future.

As the year came to a close, we adopted a new name and visual identity. By choosing Emergis, we opted to build on the positive equity and credibility the name already carries. Our new visual identity signals a fresh start and reflects our key competency of powering business interactions.

2004 was a year of transformation for Emergis. At the core remains a solid foundation upon which to build: we have an impressive list of clients, a strong base of recurring revenue and significant working capital.

Above all, we have a new perspective and greater clarity in our business that position us to gain momentum and improve profitability going forward. In November 2004, we undertook a restructuring initiative to continue the streamlining of our organizational structure to enable us to attain our profitability targets in 2005.

By narrowing our focus — an objective which has become even more important since the sale by BCE of its control position in the Company, we laid the groundwork for a more stable future with promising growth potential. Our work is not complete, but we do have tangible results to report that demonstrate the value of our actions.

Double-digit growth in Health

During the past year, we made significant inroads in leveraging our position as one of the primary providers of electronic claims switching and adjudication services for private insurers in Canada. By expanding into the pharmacy solutions and medical claims adjudication markets, we are able to offer a unique set of electronic solutions in the Canadian health care sector.

Our results to date demonstrate the soundness of our strategy. Revenue in Health jumped 25% in 2004 as a result of acquisitions and an increase in the volume of claims processed, which went from 97 million in 2003 to 111 million in 2004.

We intend to continue growing our relationship with private insurance companies by taking advantage of the opportunities that still exist in these markets to convert paper claims to electronic claims.

On the public payer side, we are part of the consortium that the Province of British Columbia selected last fall to develop a new electronic service delivery model for its Ministry of Health Services. In 2005, Emergis will build a secure medical claims adjudication engine and processing environment, and will begin processing claims in 2006. It is estimated that this significant contract for Emergis in the medical claims processing area will generate revenue of more than $30 million over its 10-year term. More significantly, it reinforces our position as we pursue opportunities in the government claims outsourcing market with other provincial governments.

One area we will be pursuing aggressively is workers' compensation claims. Emergis electronically adjudicates bills submitted electronically and those submitted on paper, once they have been converted into an electronic format. We foresee an increasing percentage of bills being submitted electronically as this process gains wider acceptance by providers across the country.

We already process drug claims on behalf of the Workers' Compensation Board of B.C. We also provide our Health Claims Management solution to the Workplace Safety and Insurance Board of Ontario. We intend to offer our solution to other provinces and selected States in the U.S.

In the public sector, we will also seek out drug information systems opportunities and, eventually, electronic health record (EHR) opportunities across the country. Drug information systems are key components of electronic health records, a high priority for Canada's future health system. Through Canada Health Infoway, the federal government has allocated over $1 billion to finance provincial EHR initiatives. An EHR is the comprehensive electronic file of an individual's medical history that is expected to replace paper files detailing examinations, test results, procedures and prescriptions. We believe that with our unique expertise in drug and dental claims processing, pharmacy solutions and now medical claims processing, we should benefit from these initiatives in the near future.

2004 marked a significant milestone in the implementation of our strategy. Through the acquisitions of Gestion InfoPharm, Tri-Comp Systems, QS/1 and AH Computers, we now reach deeper into the care continuum. We provide pharmacy solutions to approximately 1,900 pharmacies in Canada. In 2005, we will look to continue to solidify our position through internal growth and strategic acquisitions.

Unlocking the value of our Finance assets

Overall, our Finance portfolio declined in revenue in 2004 despite a number of contract wins and renewals. A further decline is expected in 2005.

However, working diligently, we were able to significantly improve the profitability of this segment. More improvements are expected in 2005.

Despite the drop in revenue, the market position for many of our solutions in Canada remains strong:

We are the number one provider of electronic mortgage solutions in Québec, where we serve 75% of notaries involved in real estate and we plan to expand our offering across Canada in 2005.

We are an important payment remittance provider and count the top Canadian financial institutions among our clients. By migrating clients to new, more cost-effective platforms, we hope to improve our margins in 2005.

We are the main provider of electronic business-to-government tax remittance service in Canada, having processed more than one million tax transactions in 2004.

In the United States, where we have earlier-stage initiatives with promising market potential:

Our eLending solution is an advanced electronic mortgage processing platform. A recent multi-million dollar contract with Fiserv Lending Solutions, will increase traffic on our platform over the next three years.

Our Visa Commerce platform, a payment solution with global potential co-developed with Visa, processed some US$4 billion in electronic payment transactions worldwide in 2004. We continue to work with Visa to expand our relationship with new payment-related opportunities. We are also assisting Visa in the global implementation of the solution to Visa Member banks.

As we move into 2005, we see opportunities to rationalize our Finance portfolio, grow our more promising assets and unlock the unrecognized value of these lines of business. We are looking at each of the lines of business and considering actions ranging from further investment to monetization.

An unmatched expertise in transaction processing

As pioneers in powering mission-critical business interactions, we have been enabling electronic transactions for our clients for almost 20 years.

With our technical expertise and business process insight in the health and financial markets, we are able to provide services that deliver tangible benefits for our clients: cost savings, offering enhancements, reduced delays and reduced errors.

We believe that our expertise is a key competitive advantage that has enabled us to cultivate strong customer relationships with leading Canadian financial institutions, insurance companies and large corporations, as well as governments. Our customer value index (CVI) shows us continuing to improve on overall customer satisfaction, based on perceptions in five key areas: quality, price competitiveness, value, likelihood to continue to use and likelihood to recommend. Our CVI for 2004 was the highest ever for our Company.

Rigorous financial management

During 2004, we improved our operating profitability through cost containment and disciplined financial management. Total revenue for the year was $218.5 million, compared to $284.0 million in 2003, mainly as a result of lower non-core revenue.

Core revenue improved 2% to $178.9 million. Core revenue in Health jumped 25% to $70.9 million, generating an EBITDA margin, excluding one-time items, of 14% of revenue. As we continue to expand our Health activities, we expect to benefit from our significant operating leverage and improve our margins in 2005.

EBITDA for the year, excluding one-time items, was $17.7 million, a 29% increase over 2003. Reported EBITDA improved $37.3 million to $12.8 million or 6% of revenue in 2004, going from a loss of $24.5 million in 2003. Net loss from continuing operations, before one-time items, was $20.5 million.

Clearly, the results of our efforts are reflected in our financial performance. Since early 2003, we have reduced our annualized costs by $24 million or 13%. The latest streamlining initiative will allow us to realize a further $18 million in annualized cost savings starting in 2005. We are committed to stringent management of our cost structure that will allow us to remain cost competitive and achieve key operating metrics such as EBITDA margin, which will serve as a measure of our success and progress.

We ended the year with over $125 million in working capital. This is a strong position to be in, as we continue to closely monitor the market for potential acquisitions that would strengthen our offering and provide good returns to our shareholders. As mentioned previously, we will concentrate on the North American health sector where we see a number of opportunities to leverage and exploit our core Canadian Health competencies and where we have the possibility to be a leader.

We also announced our plan to repurchase up to 7.3 million of our common shares or 10% of our public float. We believe that the purchase of our shares represents an appropriate use of a portion of our available funds to enhance shareholder value, and yet leaves us with the necessary resources to continue executing our strategy.

A new Board of Directors

As a result of becoming an independent company, there were a number of changes to our Board of Directors. During the year, we welcomed Peter C. Maurice, corporate director and former President and Chief Executive Officer of Canada Trust; Eric Rosenfeld, President and Chief Executive Officer of Crescendo Partners; Calin Rovinescu, Principal of Genuity Financial Group and former Executive Vice-President and Chief Restructuring Officer of Air Canada; and Ron Zambonini, corporate director and Chairman of the Board of Cognos Inc. We, Jean Monty and François Côté, were also appointed to the Board and joined Pierre Ducros, former Chairman of the Board and Chief Executive Officer of DMR Group and J. Spencer Lanthier, corporate director and former Chairman and Chief Executive Officer of KPMG.

Our ability to recruit individuals with such extensive business and IT experience is a testament to Emergis' leadership in Canada and its promising future.

We also want to thank the members of our Board of Directors who retired in 2004, Messrs. Michael J. Sabia, William D. Anderson, Robert Kearney and John H. McArthur for their significant contribution to the Company over the past few years.

Renewed energy for the future

As a result of what has been accomplished, Emergis entered 2005 with renewed energy and optimism. 2004 was a year of change on several fronts. But in many ways, it was just the beginning. We will remain agile in adapting to an ever-changing competitive environment. Emergis is a different company than it was even a year ago, and it will be a different company in the next year.

We are both proud to have rejoined Emergis and are fully determined to improve our results over the medium term. The opportunities in Health are compelling and our strategy is showing traction, while in Finance we will strive to expand our margins and unlock the value of these lines of business.

On behalf of management, we ask you to join us in thanking our employees for their commitment and hard work. We are also grateful for our clients' confidence in Emergis. And we thank you, our shareholders, for your continued support.



Jean C. Monty
Chairman of the Board



François Côté
President and Chief Executive Officer

Management's discussion and analysis

This management's discussion and analysis (MD&A) provides our view of the factors affecting our 2004 performance to facilitate the understanding of our 2004 financial results, to compare these financial results to those of 2003, and to communicate our outlook for our Company for 2005, as well as the issues and risks that may have an impact on our future performance. It is intended to complement and supplement the financial information included in the consolidated financial statements, notes and other financial information elsewhere in this annual report and in our annual information form or other documents filed on SEDAR at www.sedar.com. As a result, it should be read in conjunction with such financial information. The date of this MD&A is March 7, 2005.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking statements

Certain statements made in this MD&A, elsewhere in this annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of March 7, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, change of control following the sale by BCE Inc. (BCE) of its interest in our Company, acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf. Please see our 2004 annual information form for additional information on risk factors.

Overview

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement and loan processing, we deliver solutions in Canada to leading health insurance companies, the top financial institutions, government agencies and some 1,900 pharmacies, and to large enterprises in North America. Our shares (TSX: EME) are included in the S&P/TSX Composite Index.

Our head office is located in Longueuil, Québec. We also lease offices and facilities in various other locations in North America, including principally Montréal and Mont-Saint-Hilaire in Québec; the Toronto, Ontario area; Calgary, Alberta; and McLean, Virginia. Our workforce numbered approximately 950 at December 31, 2004.

Client segments

In 2004, our operations, other than our discontinued operations, addressed principally two client segments: Health and Finance. In addition, we generated revenue from non-core operations in the first half of 2004.

Health: This segment addressed the Canadian health market by enabling the processing of claims for health insurance companies, workers' compensation boards and other government agencies, and by providing pharmacies with technology solutions to support their operations. In this market, we leverage our technology leadership and our business relationships with our clients to offer them cost savings and efficiencies.

Finance: This segment offered North American enterprises and financial institutions finance-related eBusiness solutions. The focus of this business segment is on payment enablement and loan document processing solutions. Our technology and business relationships with financial institutions and large corporations allow them to benefit from the cost savings, efficiencies and enhanced client service portfolio that we provide.

Non-core operations: We also generated revenue from non-core operations, consisting of a three-year distribution agreement with Bell Canada for legacy products extended in September 2001 (Bell legacy contract) pursuant to which we provided business Internet access services, and other non-core and exited products. Other non-core and exited products included a number of products, which we decided in March 2002 we would no longer support nor sell. Non-core operations ended in June 2004.

Our reporting structure in 2005 will continue to include Finance and Health operations.

Objectives and strategy

2005 Objectives

- Strengthen our position as a leader in the Canadian health care technology market
- Unlock the value embedded in our Finance businesses
- Improve our profitability
- Increase shareholder value

The major components to our business strategy are to focus on our Health operations and, in our Finance sector, rationalize our operations and grow promising solutions. While pursuing our strategy, we will continue to drive operational efficiencies in all areas of our business.

Focus on Health operations

We will continue to invest to grow our business in the North American health sector to take advantage of opportunities arising from the growing concerns by governments, payers and health care providers for improved quality of care and containment of rapidly growing health care costs. Emergis' Health strategy centres on three key segments: private payers, public payers, and providers.

With private payers, our strategy is to grow our share of market organically by increasing our penetration of the drug and dental claims business, capitalizing on the continuing trend to convert paper claims to electronic claims, expanding our coverage to different types of claims, and leveraging complementary revenue opportunities. Our deferred claim reimbursement solution, which is currently offered in Québec, has been enhanced during 2004 and will be marketed nationally in 2005. We now provide adjudication services to three of the largest life insurance companies in Canada which collectively represent about half of the private group health insurance market. We will continue to work closely with our clients in the promotion of electronic adoption across Canada. We will also enhance our current dental processing capabilities to support all commonly used versions of the Canadian Dental Association's CDAnet messaging standards. These enhancements will enable us to market our solutions to all Canadian insurance carriers or claims adjudicators.

On the public payer side, we will continue to expand our relationship with provincial workers' compensation boards and provincial health plans. In November 2004, we announced that we are part of a private sector consortium that will build and maintain a new electronic service delivery model for the British Columbia Ministry of Health Services. Our role is to build and maintain a secure medical claims adjudication solution and processing environment. This contract leverages our expertise and technology developed for the private payer market in the drug and dental claims area. We intend to pursue opportunities with other provincial governments that may decide to move in a direction similar to that of British Columbia, and therefore benefit directly from this key initial contract for medical claims processing.

Similarly, in the workers' compensation claims area, Emergis has developed and operates a claims processing system for the Ontario Workplace Safety and Insurance Board and provides drug claims processing for the Workers' Compensation Board of British Columbia We are pursuing opportunities to offer similar services to workers' compensation boards in other provinces and in selected states in the U.S.

Also in the public sector, we will pursue opportunities created by electronic health record (EHR) and drug information systems (DIS) projects across the country, leveraging our processing capabilities, the breadth of our solution functionality and our extensive connections to providers. An EHR is a comprehensive electronic file of an individual's medical history that is expected to replace paper files detailing examinations, procedures, prescriptions and test results that accumulate over time in various doctors' offices, hospitals, clinics and test centres. Included in EHR are DIS, which specifically address prescription drug information.

We are also developing a strategy to expand our presence in the automation of provider systems, with a view to accelerating the adoption of electronic claims processing and electronic records by enabling health care providers. Through acquisitions of pharmacy solutions providers in 2004, we now support the operations of approximately 1,900 pharmacies, representing about one in four pharmacies in Canada. We expect to continue to expand our pharmacy solutions business through acquisition, and plan to extend the scope of our solutions to include other types of health care providers.

Rationalize Finance operations and grow promising solution lines
We are looking to further rationalize, as well as to grow, our Finance portfolio of solutions with a view to enhancing the value and capabilities of these lines of business. We will do so by focusing on those lines which offer long-term growth opportunities or which improve our ability to focus on our core strengths and complement our activities in the Health area. We are reviewing each of our lines of business in Finance and are considering actions ranging from further investment to monetization.

For our electronic payment solutions, our strategy is to continue to service the financial institution market, improve our margin, and work to expand the scope of certain initiatives such as Visa Commerce. As a result of the slower-than-anticipated adoption of our eInvoicing solution, we intend to cease the commercialization of eInvoicing and shift our focus towards realizing the value of our eInvoicing patent. In eLending, we will pursue adoption of our residential commercial and industrial mortgage services in Québec, the expansion of our Canadian real estate solution across Canada, and the deployment of our eLending solution in the U.S.

Improve operating efficiencies
We will continue to drive operational efficiencies through overhead cost reductions, and facilities and technology platform consolidation. The objective of these initiatives is to take full advantage of the operating leverage inherent in our business model. For example, we have recently moved our offices from the downtown Montréal area to the Carrefour de la nouvelle économie of Longueuil, Québec to take advantage of tax credits offered by the Government of Québec, and to consolidate our Montréal-area locations. In the longer-term, we see opportunities to consolidate our various technology platforms in Health and in Finance.

Success factors

External success factors

In mapping out our strategy, we consider the following external factors as key in shaping the business environment in which we operate:

Economic conditions: The strength of the overall economy impacts the level of technology spending by companies and governments which in turn may impact our ability to sell, as well as the way we market and sell our solutions.

Health care spending: Increased government funding for health care-related initiatives in response to demands to improve the quality and availability of service may have a positive impact on our business.

Adoption: We develop and market technology solutions that transform paper business processes into electronic business processes. Our success is dependent upon the overall rate of adoption of such technologies and processes by our target markets. Increased adoption of technology solutions will have a positive impact on the demand for our solutions.

Competitive positioning: We face competition from companies selling similar solutions as well as from potential clients operating in-house solutions, which will impact our ability to grow, maintain our revenue base and retain clients. Competition may also affect the solution functionality we must develop and the selling strategies we must adopt.

Productivity: Since our solutions can increase the operating efficiency of our clients through the conversion of paper business processes into electronic ones, productivity pressures among existing and potential clients should have a positive effect on our business. The return on investment we are able to offer to our clients is a key determinant in their decision to adopt our solutions.

Legislation: Certain of our opportunities depend upon the enactment of changes to government legislation for them to be realized.

Internal success factors

In order to achieve our objectives, we depend on the following critical internal success factors:

Employees: Our ability to innovate, develop new solutions, and sell and deliver them on time to clients is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

Service quality: Our ability to deliver our solutions and provide our services to clients on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

Scale: We must work to achieve scale in our business by maximizing the number of transactions processed by our technology platforms in order to generate revenue levels in excess of our fixed operating costs.

Sector expertise: Our solutions automate processes in the health and financial sectors. We require significant and up-to-date knowledge of these sectors in order to tailor our solutions to the needs of our clients.

Sales and marketing: Our ability to be effective in marketing and selling our solutions will affect our growth and profitability.

Research and development: We must maintain an adequate level of funding for research and development to allow us to innovate and expand our offerings.

Operating efficiency: Our operating costs, consisting mainly of costs associated with employees, telecommunications and computing, must be maintained at levels that will enable us to attain our profitability targets. Similarly, we must also continue to be effective in our allocation of capital resources and focus on execution, delivery and control.

2004 Corporate highlights

Sale of U.S. Health

In December 2003, we signed an agreement to sell the preferred provider organization (PPO) component of our U.S. Health operations, which re-priced medical claims for the benefit of health care payers, for a total consideration of US$213.0 million in cash, subject to certain working capital adjustments at closing. In addition, we adopted a plan for the disposal of the other component of our U.S. Health operations, our care management operations. In March 2004, we completed the sale of both our PPO and our care management operations, the latter for total consideration of US$10.0 million.

The former subsidiary that carried on our PPO operations also held options to purchase shares in a publicly traded company. These options remained in the former subsidiary at the closing of the sale, but the sale agreement includes a price adjustment carried by us at a value of $10.0 million, asssociated with the exercise of the options or the purchase of the options by a third party. These options are the subject of a dispute between the former subsidiary and the grantors of the options. We believe that the former subsidiary has a valid position in the dispute. On its resolution, we will recognize a gain or loss on sale to the extent that the ultimate price adjustment differs from the carrying value.

Further details regarding the U.S. Health sale transactions and the contribution of these operations to our financial results are included in Note 8 to our consolidated financial statements.

In millions of Canadian dollars, except per share data

Sale by BCE of its holdings in Emergis and related transactions

In June 2004, BCE sold its 64% common equity interest in Emergis by way of a public offering in the secondary market. As a result of the divestiture, we became an independent company with a more widely held shareholder base, including two shareholders which together own approximately 27% of our outstanding shares. We also have a substantially new Board of Directors, a renewed business relationship with Bell Canada and we ended our non-core activities. There have been no other significant changes in our client base or in our suppliers as a result of the BCE sale.

In connection with the sale, Bell Canada, a wholly owned subsidiary of BCE, acquired our eSecurity operations for a total consideration of $30.3 million. These operations consisted of contracts for access, authentication and authorization services distributed by Bell and delivered by Emergis. They were reclassified as a discontinued operation for the current and prior periods. Other security-related services underlying our electronic claims, lending and payment service delivery platforms and solutions remain within Emergis. We have contracted with Bell Canada to provide services related to the eSecurity operations.

In addition, we agreed to terminate the Bell legacy contract and related agreements with Bell Canada, and sell to Bell Canada the remaining intellectual property related to the agreements for $10.3 million, which we recorded as a gain on sale. We also received $4.7 million as a contract settlement for the early termination of the Bell legacy contract.

Following the BCE sale, we paid a special cash distribution to our shareholders by way of return of capital of $1.45 per share, representing an aggregate special cash distribution of $150.0 million.

Bell Canada and its subsidiaries are, and are expected to continue to be, important clients of ours. To better define our ongoing business relationship, Emergis and Bell Canada entered into a five-year reciprocal commercial agreement whereby we are the preferred supplier of business solutions in the areas of payment, online lending, health care claims and transaction processing to Bell Canada and its subsidiaries, both for internal use and for resale. In turn, Bell Canada is the preferred supplier of telecommunications and other services within Bell Canada's suite of enterprise products and services to us, both for internal use and for resale.

As a result of the BCE sale, we were no longer related to BCE and its subsidiaries and, accordingly, the tax loss monetization arrangement between us and Bell Canada was automatically terminated in May 2004. As a consequence, we recorded a valuation allowance of $56.0 million against future income tax assets. We still retain significant tax attributes to offset taxable income for the foreseeable future.

In December 2004, our shareholders approved a change in our corporate name from BCE Emergis Inc. to Emergis Inc. and ratified a shareholder rights plan adopted by our Board of Directors in June 2004. The plan was designed to provide our Board with adequate time to properly assess any unsolicited takeover bid for the Company and also, where appropriate, sufficient time to pursue other alternatives for maximizing shareholder value.

Significant presence in the health care provider business

Through the acquisitions of Gestion InfoPharm, Tri-Comp Systems, QS/1 Data Systems and AH Computers in 2004, we created a significant presence in the automation of pharmacy solutions as part of our strategy to accelerate the adoption of electronic claims processing and electronic records. We expect to continue to expand our pharmacy solutions business through acquisition, and are considering extending the scope of our solutions to include other types of health care providers.

Restructuring initiative

In November 2004, we undertook a restructuring initiative involving principally a reduction in headcount and rationalization of facilities which was designed to continue the streamlining of our organizational structure to enable us to attain our profitability targets. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004. The year-end balance of this restructuring charge to be disbursed was $14.2 million and was included in accounts payable and accrued liabilities on our December 31, 2004 balance sheet.

eInvoicing

We responded to the less-than-expected market demand for electronic invoice presentment and payment solutions (EIPP) by limiting the ongoing development of our eInvoicing solution and centralizing service delivery functions in Longueuil, Québec. These moves were consistent with our objective to move our U.S. businesses towards prof-

In millions of Canadian dollars, except per share data

itability. Weak demand experienced by us in our direct sales efforts for eInvoicing has also been felt by our bank distribution partners. In December 2004, we reached an agreement with Bank of America to terminate their agreements for EIPP and to provide for transition services in 2005. In addition, our distribution agreements with JPMorgan Chase Bank will expire in 2005. We expect that a number of our other contracts for eInvoicing will not be renewed when they come to term.

We intend to cease commercialization of eInvoicing and are pursuing our patent rights for our eInvoicing technology,. having successfully enforced these rights and received more than $1.0 million in license revenue in a test case in 2003. We are in the process of notifying other parties believed to be infringing our patent of our intent to enforce these rights.

Definitions

Total revenue: Total revenue includes core revenue by client segment and non-core revenue. As of January 1, 2004, we modified our reporting to disclose non-core operations, which were originally included in the Finance and Health segments, as a separate segment. We restated comparative results to reflect this change.

Non-core revenue: Non-core revenue included revenue derived from the Bell legacy contract and from other non-core and exited products. Non-core activities ended in the second quarter of 2004.

Under the Bell legacy contract, we provided business Internet access services that were no longer considered core to our business strategy. It generated $37.7 million and $98.6 million in committed revenue for us in 2004 and 2003, respectively. The contract was terminated as of June 30, 2004, and we received $4.7 million in settlement of the contract.

Other non-core and exited products included a number of products, which we decided in March 2002 we would no longer support nor sell, since they offered little opportunity for growth, were not profitable or were not consistent with our strategy going forward. These other non-core and exited products generated $1.9 million and $10.1 million in revenue in 2004 and 2003, respectively.

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims switching, adjudication and payment, payment and presentment processing, and electronic messaging, and from fixed and/or user-based monthly charges, primarily for hosting and securing network services and activation fees. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for clients, and initial software license fees.

Our revenue recognition policy is disclosed in Note 2 to our consolidated financial statements.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings (loss) before under-noted items on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

In millions of Canadian dollars, except per share data

We believe EBITDA to be an important measuring tool as it allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA:

2004	Q1	Q2	Q3	Q4	FY
EBITDA excluding one-time items	0.2	6.1	5.5	5.9	17.7
Restructuring and other charges	6.3	(2.4)	(1.2)	(21.4)	(18.7)
Income from contract settlements	-	13.8	-	-	13.8
EBITDA	6.5	17.5	4.3	(15.5)	12.8

2003	Q1	Q2	Q3	Q4	FY
EBITDA excluding one-time items	1.5	2.6	4.3	5.3	13.7
Restructuring and other charges	-	-	-	(38.2)	(38.2)
Income from contract settlements	-	-	-	-	-
EBITDA	1.5	2.6	4.3	(32.9)	(24.5)

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

2004	Q1	Q2	Q3	Q4	FY
Net income (loss) from continuing operations excluding one-time items	(10.8)	(7.3)	2.5	(4.9)	(20.5)
Income from contract settlements	-	13.8	-	-	13.8
Restructuring and other charges	4.1	(2.4)	(1.2)	(21.4)	(20.9)
Gain on sale of assets	-	11.6	-	-	11.6
Write-down of future income tax assets	-	(56.0)	-	-	(56.0)
Net income (loss) from continuing operations	(6.7)	(40.3)	1.3	(26.3)	(72.0)

2003	Q1	Q2	Q3	Q4	FY
Net loss from continuing operations excluding one-time items	(6.7)	(5.6)	(1.9)	(3.9)	(18.1)
Income from contract settlements	-	-	-	-	-
Restructuring and other charges	-	-	-	(33.3)	(33.3)
Gain on sale of assets	-	-	-	-	-
Write-down of future income tax assets	-	-	-	(18.4)	(18.4)
Other – tax-related	-	-	-	9.2	9.2
Net loss from continuing operations	(6.7)	(5.6)	(1.9)	(46.4)	(60.6)

In millions of Canadian dollars, except per share data

2004 Financial highlights

Consolidated statements of earnings

- Total revenue was $218.5 million in 2004 compared to $284.0 million in 2003 due to a lower contribution from non-core operations which ended in June 2004.
- In both 2003 and 2004, 86% of revenue was from recurring sources and 17% of total revenue was U.S.-sourced.
- Health revenue grew by 25% from $56.9 million in 2003 to $70.9 million in 2004 as a result of acquisitions and growth in claims processing activities.
- Finance revenue decreased from $118.4 million to $108.0 million mainly due to the expiry of certain point-of sale, messaging, reseller and eInvoicing contracts, and to lower implementation revenue associated with the eLending U.S. platform, partly offset by revenue from transition services associated with the sale of our eSecurity and webdoxs operations.
- Income related to contract settlements of $13.8 million were recorded in 2004.
- Restructuring charges totalling $18.7 million were taken in 2004 compared to $38.2 million taken in 2003.
- EBITDA in 2004 excluding one-time items was $17.7 million, ahead of the 2003 level of $13.7 million due to a significantly higher contribution from Finance, partly offset by a lower contribution from non-core activities.
- Gains on sale of assets of $12.2 million were recorded in 2004 mainly resulting from the sale of intellectual property associated with the Bell legacy contract.
- A valuation allowance of $56.0 million was recorded against future income tax assets in 2004.
- Reported net loss from continuing operations was $(72.0) million ($(0.70) per share) in 2004 compared to $(60.6) million ($(0.59) per share) in 2003.
- Net loss from continuing operations excluding one-time items was $(20.5) million ($(0.20) per share) in 2004 compared to $(18.1) million ($(0.18) per share) in 2003.
- Net income from discontinued operations was $10.3 million in 2004 compared to a net loss of $(36.2) million in 2003.
- Total net loss was $(61.7) million ($(0.60) per share) in 2004 compared to a net loss of $(96.8) million ($(0.94) per share) in 2003.

Consolidated balance sheets (December 31)

- Cash and cash equivalents related to continuing operations in 2004 were $204.8 million compared to $128.6 million in 2003 reflecting mainly the receipt of the proceeds of sale of our U.S. Health operations net of the special cash distribution to shareholders.
- Future income tax assets decreased to nil from $77.3 million in 2003 mainly due to a valuation allowance taken in 2004.
- Current assets decreased from $457.8 million in 2003 to $241.2 million in 2004 due to the sale of our U.S. Health operations. Current liabilities decreased from $206.8 million to $114.1 million mainly due to reductions in accounts payable and deferred revenue.
- Stated capital decreased from $1,546.7 million to nil mainly due to reductions totalling $1,385.8 million effected in 2004 which in turn increased contributed surplus, and to a $150.0 million special cash distribution to shareholders.

Consolidated statements of cash flows

- Cash flows from operating activities decreased from $52.5 million to a use of cash flow for operating activities of $(20.4) mainly due to changes in working capital accounts.
- Proceeds of sale of businesses of $327.4 million were received in 2004.
- A special cash distribution totalling $150.0 million was paid to shareholders in 2004.
- Cash flow from discontinued operations in 2003 of $35.6 million decreased in 2004 to $3.7 million mainly due to the sale of our U.S. Health operations.

In millions of Canadian dollars, except per share data

Corporate performance

Our 2004 objectives, as set out in the MD&A in our 2003 annual report, were as follows:

To strengthen our position as an eBusiness leader in Canada

- At the end of 2004, our organization was more focused and leaner, with considerable funding available to further develop our lines of business and take advantage of new opportunities, particularly in our Health client segment.
- We took major steps to shed operations that were non-core to our strategy going forward.
- Through rationalization activities, we reduced our core operating cost structure by some $18 million annually, including a 29% reduction in our workforce.
- We established a new and significant position in the provider solutions area with the acquisition of a number of companies offering pharmacy solutions.
- We advanced our technology through the completion of our eLending U.S. platform, the acquisition of WARE Solutions which will allow us to deliver state-of-the-art medical claims adjudication engines, and the upgrade of our cash management and Visa Commerce platforms.
- Already a leader in the processing of drug and dental claims in Canada for the private payer market, we increased the total number of claims processed in 2004 by 14% from 97 million to 111 million.
- In Finance, we leveraged our eLending Canada operations to add commercial and industrial mortgage processing capabilities to our existing residential mortgage business.

To drive our U.S. businesses towards profitability

- As a result of our streamlining activities in late 2003 and our continued focus on reducing operating costs, we were able to deliver positive EBITDA excluding one-time items in 2004 in our Finance client segment. A significantly improved contribution from our U.S. Finance operations contributed to this result.
- Included in our cost-cutting efforts was our decision to limit the ongoing development of our eInvoicing solution offered primarily in the U.S. and to centralize service delivery functions for this solution in Longueuil, Québec.

To achieve scale

- In our Health operations, we continue to see the benefits of scale achieved as reflected in the EBITDA margin excluding one-time items of 14% we generated in 2004. Our strategy for these operations is to continue to expand and extend our solutions within the public and private payer community and with health care providers, thereby increasing the volume of claims on our existing platforms to further benefit from the operating leverage afforded by our business model.
- With the pharmacy solution provider acquisitions we completed in 2004, we have moved from having no position in this sector at the beginning of the year to being a significant provider of these solutions to more than 1,900 pharmacies in Canada.
- The reduction in the cost structure of our Finance operations achieved in 2004, including the downsizing of staff levels and the consolidation of our data centres, will facilitate the benefits of scale as we move forward. Through further rationalization in 2005, we will achieve greater focus in Finance as our efforts will be directed at those areas which offer the greatest opportunity for growth.

In millions of Canadian dollars, except per share data
Years ended December 31

Selected annual information

	2004	2003	2002
Revenue			
Finance	108.0	118.4	106.2
Health	70.9	56.9	62.6
Non-core	39.6	108.7	151.2
Total	218.5	284.0	320.0
EBITDA excluding one-time items	17.7	13.7	(30.3)
Income from contract settlements	13.8	-	-
Restructuring and other charges	(18.7)	(38.2)	(115.6)
EBITDA	12.8	(24.5)	(145.9)
Net income (loss) from:			
Continuing operations	(72.0)	(60.6)	(160.5)
Discontinued operations	10.3	(36.2)	50.2
Total	(61.7)	(96.8)	(110.3)
Basic and diluted loss per share from continuing operations	(0.70)	(0.59)	(1.58)
Basic and diluted loss per share	(0.60)	(0.94)	(1.09)
Weighted-average number of shares outstanding used in computing basic and diluted loss per share (in millions)	103.4	102.5	101.5
Balance sheet, end of year			
Total assets	352.0	640.7	813.2
Long-term debt, including current portion	17.2	29.1	62.0

In the past three years, total revenue has trended downward mainly as a result of the decline and elimination of non-core operations. Despite this trend, EBITDA excluding one-time items has trended upward, reflecting the actions we have taken to eliminate and reduce costs. During this period, we have also recorded a number of one-time charges and income items, which have significantly impacted reported EBITDA and net loss. These one-time items included mainly restructuring and other charges, asset write-downs, income from contract settlements and gains on sale of assets. Details of these items are provided in our consolidated financial statements and notes, as well as in this MD&A. Total assets have also decreased due to the sale of our U.S. Health and other operations and to write-downs taken during the period as we moved to focus the business on operations that offer higher growth potential.

In millions of Canadian dollars, except per share data
Years ended December 31

Selected quarterly information

	Q1		Q2		Q3		Q4	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenue								
Finance	26.4	28.3	26.5	31.6	29.5	30.5	25.6	28.0
Health	14.4	13.9	17.7	14.8	18.8	13.1	20.0	15.1
Non-core	21.3	29.6	18.3	28.2	-	26.0	-	24.9
Total	62.1	71.8	62.5	74.6	48.3	69.6	45.6	68.0
EBITDA excluding one-time items	0.2	1.5	6.1	2.6	5.5	4.3	5.9	5.3
Income from contract settlements	-	-	13.8	-	-	-	-	-
Restructuring and other charges	6.3	-	(2.4)	-	(1.2)	-	(21.4)	(38.2)
EBITDA	6.5	1.5	17.5	2.6	4.3	4.3	(15.5)	(32.9)
Net income (loss) from:								
Continuing operations	(6.7)	(6.7)	(40.3)	(5.6)	1.3	(1.9)	(26.3)	(46.4)
Discontinued operations	6.6	11.5	3.1	11.5	(2.8)	8.1	3.4	(67.3)
Total	(0.1)	4.8	(37.2)	5.9	(1.5)	6.2	(22.9)	(113.7)
Basic and diluted earnings (loss) per share from continuing operations	(0.06)	(0.07)	(0.39)	(0.05)	0.01	(0.02)	(0.25)	(0.45)
Basic and diluted earnings (loss) per share	0.00	0.05	(0.36)	0.06	(0.01)	0.06	(0.22)	(1.10)
Weighted-average number of shares outstanding used in computing basic and diluted earnings (loss) per share (in millions)	103.2	101.9	103.3	102.0	103.4	102.8	103.4	103.2
Balance sheet, end of period								
Total assets	633.6	766.5	420.2	722.7	399.3	757.3	352.0	640.7
Long-term debt, including current portion	29.0	56.7	45.7	58.6	48.1	35.8	17.2	29.1

In millions of Canadian dollars, except per share data

Trends evident in our annual financial results are also evident in our quarterly results, including the decline in the revenue contribution from non-core operations, decreases in revenue from Finance operations and the upward trend in Health revenue. EBITDA excluding one-time items has generally improved year over year, while reported net income or net loss has been affected not just by the trends in our continuing operations, but also by significant one-time items and a varying contribution from discontinued operations. Total assets reflect the sale of our U.S. Health, eSecurity and webdoxs operations, as well as asset write-downs taken over the past two years.

Fourth quarter 2004: Our fourth quarter 2004 results reflected the absence of non-core operations, continued growth in our Health operations and improved EBITDA in Finance.

Revenue for the quarter was $45.6 million compared to $68.0 million ($43.1 million excluding non-core revenue) in the fourth quarter of 2003. Excluding one-time items, EBITDA was $5.9 million compared to $5.3 million in the fourth quarter of 2003. One-time items consisted of restructuring charges totalling $21.4 million taken during the current quarter and charges of $38.2 million taken in the corresponding quarter of 2003.

During the quarter, we undertook a new streamlining initiative in response to an anticipated decline in revenue in certain areas of Finance in 2005. The initiative, which was reflected in an additional restructuring charge of $18.7 million in the fourth quarter, should enable us to attain our profitability targets. The charge reflects mainly a reduction in headcount and a rationalization of facilities.

The net loss from continuing operations excluding one-time items was $(4.9) million ($(0.05) per share) compared to a net loss of $(3.9) million ($(0.04) per share) in 2003. Reported total net loss for the quarter was reduced to $(22.9) million ($(0.22) per share) compared to $(113.7) million ($(1.10) per share) in 2003.

Results of operation

Revenue

Revenue by client segment

	2004				2003			
	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Finance	79.3	28.7	108.0	50	82.8	35.6	118.4	42
Health	69.1	1.8	70.9	32	55.0	1.9	56.9	20
Core	148.4	30.5	178.9	82	137.8	37.5	175.3	62
Non-core	38.7	0.9	39.6	18	105.2	3.5	108.7	38
Total	187.1	31.4	218.5	100	243.0	41.0	284.0	100

Total revenue generated in 2004 was $218.5 million compared to $284.0 million in 2003, reflecting mainly lower non-core revenue related to the Bell legacy contract. Core revenue increased in 2004 by $3.6 million from 2003, reflecting a $10.6 million increase in core recurring revenue which was generated mainly by our Health operations, partly offset by a $7.0 million decrease in core non-recurring revenue mainly due to a lower contribution from our Finance operations. Recurring revenue represented 86% of total revenue in both years. U.S.-sourced revenue was approximately 17% of total revenue in both years, virtually all of it being generated by our eLending, Visa Commerce and eInvoicing solutions in our Finance segment.

In millions of Canadian dollars, except per share data

Finance: Finance revenue decreased by $10.4 million from 2003 mainly due to the expiry of certain point-of- sale, reseller and eInvoicing contracts, and to lower revenue from our messaging operations and from implementation activities associated with our eLending U.S. platform. These decreases were partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations. The expiry of the point-of-sale contract was due to the client's decision to transfer both its outsourced and its significant in-house point-of-sale activities to a single supplier. In the case of the reseller contract, the client exited the reseller activities associated with our solutions.

Recurring revenue in Finance was 73% of total Finance revenue, a slight increase from the 2003 level of 70%, due to lower non-recurring revenue in the current year from our eLending U.S. operations. Some 34% of Finance revenue was sourced in the U.S. compared to 38% in 2003. This decrease was mainly due to lower implementation revenue from eLending U.S.

Health: Health revenue in 2004 grew by 25% compared to 2003 as a result of acquisitions and growth in claims processing activities. Of the $14.0 million increase, some $13.1 million was due to activities related to our pharmacy solutions operations acquired during the current year. Recurring revenue represented 97% of Health revenue, a level similar to that in 2003, and virtually all Health revenue was sourced in Canada in both years.

Non-core: Non-core revenue decreased by $69.1 million from 2003 as a result of lower revenue from the Bell legacy contract due to fixed revenue reductions in the contract, to the termination of the contract as of June 30, 2004 and to lower other non-core and exited products. The Bell legacy contract represented $37.7 million or 95% of total non-core revenue of $39.6 million in 2004 and $98.6 million or 91% of the 2003 total of $108.7 million. Other non-core and exited products ended for the most part in May 2004 with the sale of BCE Emergis Systems, Inc.

Related-party revenue and expenses

From January 1 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue during this period totalled $25.9 million compared to $91.4 million for the 12 months of 2003. This decrease is mainly due to fixed revenue reductions in the Bell legacy contract, to the termination of that contract in June 2004, as well as to lower revenue resulting from the expiry of a point-of-sale contract and a reseller agreement, both with Bell Canada.

Related-party direct costs for the same period of 2004 totalled $22.4 million compared to $63.9 million in 2003. The decrease was directly due to a decrease in revenue from the Bell legacy contract for the full 12-month period last year. Similarly, other related-party expenses decreased by $35.4 million from $53.7 million in 2003 to $18.3 million in 2004 due to activities related to the Bell legacy contract.

In the first five months of 2004, a tax loss monetization structure established with Bell Canada generated net interest income of $6.4 million and a provision for income taxes in the amount of $7.5 million, resulting in a net negative impact on net income of $1.1 million. In 2003, it generated net interest income of $16.0 million and a $16.6 million provision for income taxes. Further details of this structure are included in Note 20 to the consolidated financial statements.

Income from contract settlements

In April 2004, we recorded income of $9.1 million in settlement of a dispute relating to a distribution agreement with a supplier of technology we no longer market. In addition, we entered into an agreement with Bell Canada for the early termination of the Bell legacy contract. We received $4.7 million related to the settlement of this contract.

In millions of Canadian dollars, except per share data

Expenses

Direct costs and gross margin

	Finance		Health		Non-core		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenue	108.0	118.4	70.9	56.9	39.6	108.7	218.5	284.0
Direct costs	19.0	22.8	18.0	14.5	15.9	42.5	52.9	79.8
Gross margin	89.0	95.6	52.9	42.4	23.7	66.2	165.6	204.2
Gross margin %	82	81	75	75	60	61	76	72

Direct costs include telecommunications costs relating to services provided to clients, the cost of products or services purchased specifically for client projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific client projects directly related to revenue. Overall, the increase in our gross margin from 72% to 76% reflects our changing revenue mix. Within each segment, direct costs moved in relation to revenue, as expected, and margins remained essentially the same in both 2003 and 2004. In 2005, direct costs are expected to continue to track to revenue.

Operating expenses

	2004	% of revenue	2003	% of revenue
Operations	64.2	29	87.2	31
Sales and marketing	23.6	11	30.5	11
Research and development	34.1	16	36.0	13
General and administrative	26.0	12	36.8	13
Total before:	147.9	68	190.5	68
Restructuring and other charges	18.7	8	38.2	13
Total	166.6	76	228.7	81
Workforce – continuing operations, end of year	950		1,160	

Expenses, excluding restructuring and other charges, decreased by $42.6 million or 22% compared to 2003, mainly due to lower costs associated with the Bell legacy contract, to our restructuring initiative undertaken in late 2003 and to continuing cost containment activities during 2004, partly offset by higher expenses associated with Health operations acquired in 2004. Overall, operating expenses are targeted to decrease in 2005 compared to 2004 levels due to the absence of non-core operations and to the November 2004 restructuring initiative.

Operations: Operations expense consists primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business. Expense levels have decreased principally due to the reduction of operations costs related to the Bell legacy contract and to the impact of our 2003 streamlining initiative. A further reduction is targeted in 2005 due to the absence of non-core operations and to the November 2004 restructuring initiative.

In millions of Canadian dollars, except per share data

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased mainly as a result of cost-cutting initiatives related to our Finance operations in the U.S. We anticipate sales and marketing expenses to decrease both in dollar terms and as a percentage of revenue in 2005.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Research and development expenses decreased in 2004 as a result of our cost containment efforts. We are targeting research and development expenses in 2005 to decrease relative to those in 2004.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses decreased compared to 2003 both as a percentage of revenue and in total dollar terms due mainly to our 2003 streamlining initiative. In 2005, we are targeting a further decrease in costs, reflecting the impact of the November 2004 streamlining initiative and ongoing efforts to contain expenses.

Restructuring and other charges: In December 2003, we signed an agreement to sell the majority of our U.S. Health operations. As a result of this announcement, we developed a restructuring program to streamline our organizational structure and rationalize our overhead. This resulted in a pre-tax charge of $38.2 million in 2003. The charge included cash restructuring charges totalling $22.1 million for employee severance and other employee costs, and asset write-downs totalling $16.1 million. Since we were not able to complete all of the streamlining activities in the first quarter of 2004, we reversed $6.3 million of the charge in that quarter, but subsequently completed the activities and incurred charges which offset the reversal in the following quarters of 2004. As a result, the consolidated statement of earnings' impact of the 2003 streamlining initiative was nil on a pre-tax basis in 2004.

In November 2004, we undertook a new restructuring initiative involving principally a reduction in headcount and rationalization of facilities, which was designed to continue the streamlining of our organizational structure to enable us to attain our profitability targets. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004.

The year-end 2004 balance of all restructuring charges to be disbursed was $21.6 million, of which $18.7 million was included in accounts payable and accrued liabilities and $2.9 million was included in long-term deferred credits and other.

Workforce: Total workforce related to continuing operations decreased from 1,160 at the end of 2003 to 950 at the end of 2004. These figures exclude 865 individuals transferred with the sale of our U.S. Health operations and an additional 94 with our webdoxs and eSecurity operations. The decrease in workforce from continuing operations included 337 departures related to streamlining initiatives, a further decrease of 39 for attrition net of new hires, and 166 additions related to acquisitions. Included in the 2004 year-end workforce of 950 are approximately 900 employees and 50 consultants.

In millions of Canadian dollars, except per share data

EBITDA

	2004	Margin %	2003	Margin %
Finance	1.1	1	(12.6)	(11)
Health	9.9	14	8.5	15
Non-core	6.7	17	17.8	16
Sub-total excluding one-time items:	17.7	8	13.7	5
Income from contract settlements	13.8		-	
Restructuring and other charges	(18.7)		(38.2)	
Total	12.8	6	(24.5)	(9)

Finance: EBITDA excluding one-time items improved by $13.7 million compared to 2003 mainly due to cost containment efforts which were in line with our objective to move Finance operations in the U.S. towards profitability. In 2005, Finance EBITDA is expected to remain near the break-even level with an anticipated decrease in revenue in the segment being offset by lower costs as a result of the November 2004 streamlining initiative.

Health: Health EBITDA increased in 2004 as a result of higher revenue generated in the segment, partly offset by a higher allocation of overhead costs as this segment's revenue increased relative to that of Finance. Health EBITDA in 2005 is targeted to increase as a result of continued growth in operations, the operating leverage inherent in this business and the full-year impact of acquisitions completed in 2004.

Non-core: EBITDA excluding one-time items decreased in line with the decrease in non-core revenue as the fixed cost and revenue structure of the Bell legacy contract generated a margin of 17% in each year of the contract. Non-core operations ceased as of June 2004 and therefore will not contribute to consolidated EBITDA going forward.

Other expenses

	2004	2003
Depreciation	12.9	14.4
Amortization of intangible assets	16.1	20.6
Interest income	(10.6)	(17.5)
Interest on long-term debt	2.4	3.9
Gain on sale of assets	(12.2)	-
Loss on foreign exchange	4.5	0.9
Other	(0.1)	(0.6)
Income taxes	71.8	14.4

Depreciation: The decrease in depreciation is mainly the result of a decrease in addition to fixed assets in both 2003 and 2004 and a review of the useful life of certain assets undertaken in January 2003. Depreciation expense is expected to decrease slightly in 2005 given certain assets will be fully depreciated and reduced capital expenditures are planned for 2005.

In millions of Canadian dollars, except per share data

Amortization of intangible assets: Amortization of intangibles decreased mainly as a result of the write-down of intangible assets included in the restructuring and other charges recorded at the end of 2003. Based on the current intangible asset base, we are targeting this item to decrease again in 2005.

Interest income: Interest income decreased mainly due to the termination in May 2004 of the tax loss monetization structure with Bell Canada described in Note 20 to the consolidated financial statements. The absence of the structure in 2005 will result in a further reduction in interest income in that year.

Interest on long-term debt: Interest on long-term debt decreased due to a net reduction in debt in 2004 compared to 2003. We expect a further decrease in interest expense in 2005 as average outstanding debt in 2005 will be lower than that in 2004.

Gain on sale of assets: We recorded gains on sale of assets of $12.2 million mainly related to the sale of intangible assets associated with the Bell legacy contract and of BCE Emergis Systems, Inc. described in Note 6 to the consolidated financial statements.

Loss on foreign exchange: The increase in loss on foreign exchange was mainly due to a partial reduction in our net investment in foreign subsidiaries in 2004. The extent to which we record a gain or loss on foreign exchange in 2005 will be dependent on future foreign exchange rates.

Income taxes: The increase is mainly attributable to a valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations. This valuation allowance was taken as a result of our assessment that the future income tax assets are no longer "more likely than not" realizable, given the uncertainty surrounding our ability to generate sufficient taxable income due to the termination on May 31, 2004 of the tax loss monetization arrangement between us and Bell Canada. Consequently, we have not tax-effected temporary differences since the termination and we will continue this treatment in 2005. We still retain sufficient tax attributes to offset taxable income for the foreseeable future. The future tax assets deemed unlikely to be realized for financial reporting purposes consist mainly of differences between tax values and accounting values of depreciable assets. Given that such differences can be carried forward indefinitely and are for the most part transferable upon change of control, these tax assets may ultimately be realized.

Net loss from continuing operations

Net loss from continuing operations totalled $(72.0) million or $(0.70) per share on a fully diluted basis in 2004 compared to $(60.6) million or $(0.59) per share in 2003. Excluding one-time items, the equivalent figures were $(20.5) million or $(0.20) per share compared to $(18.1) million or $(0.18) per share in 2003. This slightly higher net loss excluding one-time items was due to lower net interest income of $5.4 million, higher taxes of $3.5 million and other net expenses of $3.5 million, partly offset by higher EBITDA of $4.0 million and lower depreciation and amortization of $6.0 million. One-time items in 2004 represented net expenses of $51.5 million compared to $42.5 million in 2003.

We are targeting approximately break-even net income from continuing operations in 2005, an improvement from the loss from continuing operations excluding one-time items experienced in 2004, mainly as a result of higher EBITDA and decreases in depreciation and amortization and income taxes.

Discontinued operations

Discontinued operations included our former U.S. Health, eSecurity and webdoxs bill presentment operations. Details regarding the statements of earnings for these discontinued operations can be found in Note 8 to our consolidated financial statements. In 2004, they contributed $10.3 million in net income to our consolidated results for the year compared to a loss of $(36.2) million in 2003. The 2003 loss included a $77.3 million write-down related to our U.S. Health operations.

The contribution to net income from discontinued operations is expected to be negligible in 2005, since the activities related to the sale of these operations were substantially completed in 2004.

In millions of Canadian dollars, except per share data

Net loss

Net loss for 2004 was $(61.7) million ($(0.60) per share), representing a $35.1 million improvement from the net loss of $(96.8) million ($(0.94) per share) reported in 2003. The improvement was mainly due to the following factors: a $46.0 million improvement in loss from continuing operations before income taxes, a $46.5 million increase in contribution from discontinued operations, and a $57.4 million increase in income taxes related to continuing operations resulting from a valuation allowance taken against our future income tax asset in 2004.

Liquidity and capital resources

The table below sets forth a summary of cash flow activity and should be read in conjunction with our consolidated statements of cash flows.

	2004	2003
Cash flows from (used for) operating activities	(20.4)	52.5
Cash flows from (used for) investing activities	290.0	(10.8)
Cash flows used for financing activities	(196.9)	(40.7)
Other	(9.0)	(6.2)
Increase (decrease) in continuing cash position	63.7	(5.2)
Cash flow from discontinued operations	3.7	35.6
Increase in cash position	67.4	30.4
Cash and cash equivalents – total	204.8	137.4

At year-end 2004, we had $204.8 million in cash and cash equivalents on hand compared to $137.4 million in 2003, including cash and cash equivalents related to our discontinued operations of $8.8 million in 2003 and nil in 2004. Excluding current assets and current liabilities held for sale, our balance sheet reflected a current ratio of 2.1 compared to 0.9 in 2003, and positive working capital of $127.1 million compared to negative $14.0 million in 2003. We also had access to unused lines of credit totalling $8.6 million ($8.0 million in 2003). At the end of 2004, an amount of $4.3 million ($2.7 million at December 31, 2003) representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

We believe that we will be able to meet our anticipated cash requirements for 2005, including the repurchase of up to 7.3 million shares under the normal course issuer bid we announced in February 2005, based on the strength of our financial position represented mainly by our funds on hand at year-end. Following the sale of our U.S. Health operations, we substantially increased our cash position. In accordance with the sale agreement, should we decide to use a portion of our cash resources to pay a dividend or other return of capital to our shareholders, including the repurchase of shares, some restrictions would apply. These restrictions may be lifted through the posting of a letter of credit of up to US$50.0 million (reducing to US$25.0 million in or before September 2005). Also in accordance with the sale agreement, if we are merged, liquidated, wound up or dissolved into another person, unless such person assumes all of our obligations and has a net worth of US$100 million, such person would be required to enter into the same letter of credit arrangements.

In millions of Canadian dollars, except per share data

Operating activities

Our operating activities used $20.4 million in 2004, compared to their generating $52.5 million in cash in 2003, a decrease of $72.9 million mainly due to a reduction in payables to related parties and to a decrease in deferred revenue, partly offset by an increase in EBITDA.

Investing activities

Cash flows from investing activities were $290.0 million in 2004 due to the receipt of proceeds totalling $327.4 million from the sales of our U.S. Health, eSecurity and webdoxs operations, the sale of the intellectual property related to the Bell legacy contract, net of $23.9 million disbursed for the acquisitions of WARE Solutions and pharmacy solution companies Tri-Comp Systems, Gestion InfoPharm, QS/1 Data Systems and AH Computer Systems, and of $13.8 million in additions to capital assets. During 2003, $8.2 million were used for investing activities related to additions to capital assets and $2.6 million for a payment related to the 2000 acquisition of Emergis Technologies, Inc. Our addition to fixed assets for 2005, including portions to be financed with capital leases, are expected to be in the range of $10 million to $15 million compared to $20.1 million in 2004. We expect to finance 2005 additions mainly through internally generated funds and available credit facilities.

Financing activities

Cash flows used in financing activities amounted to $196.9 million mainly due to a $150.0 million special cash distribution to our shareholders, the repayment of a promissory note to Bell Canada of $30.1 million and the repayment of debt. In 2003, funds used from financing activities totalled $40.7 million for the repayment of a promissory note issued to Freddie Mac for US$12.0 million and of other long-term debt.

The foreign exchange loss on cash held in foreign currencies decreased our cash position by $9.0 million compared to a $6.2 million decrease in 2003, mainly as a result of the strengthening of the Canadian dollar relative to the U.S. dollar in both years.

Discontinued operations

Cash flows from discontinued operations decreased from $35.6 million in 2003 to $3.7 million in 2004 as these businesses were present for only a part of the current year.

Financial instruments

Our principal financial instruments included cash and cash equivalents, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

In 2004, we did not use derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries a fixed rate of interest and consists mainly of capital leases.

In the first quarter of 2004, we entered into currency-forward contracts to maintain the value of our foreign investments, where a large part of the net proceeds of the sale of our U.S. Health operations were being held. During the year, we repatriated a substantial portion of our foreign investments as these currency-forward contracts came to term. At December 31, 2004, we held contracts totalling US$25.0 million which terminated on January 31, 2005. These contracts converted U.S. dollars into Canadian dollars at the rate of $1.2112 per U.S. dollar. At December 31, 2004, the principal amounts to be received under these contracts were approximately $30.3 million.

The carrying value of all of our financial instruments, other than the financial instrument related to the options held by our former U.S. Health subsidiary in a public company, approximates their fair value. This instrument is carried at a cost of approximately $10.0 million and its fair value currently is not determinable. It is currently the subject of a dispute between our former subsidiary and the grantors of the options. We believe that the former subsidiary has a valid position in the dispute. On its resolution, we will recognize a gain or loss on sale to the extent that the ultimate price adjustment differs from the carrying value.

In millions of Canadian dollars, except per share data

Contractual obligations
We have contractual obligations to make future payments on long-term debt and lease agreements. For further details, see Notes 9 and 16 to our consolidated financial statements.

The following table summarizes these obligations:

	2005	2006	2007	2008	2009	2010 to 2015
Long-term debt	1.6	0.8	-	-	-	-
Capital leases	7.7	4.7	3.3	0.9	-	-
Operating leases	12.3	11.3	9.1	9.1	7.6	24.2
Total	21.6	16.8	12.4	10.0	7.6	24.2

In the normal course, we enter into software and hardware maintenance contracts and telecommunications contracts with commitments that do not exceed one year.

Off-balance sheet arrangements
As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 24 to our consolidated financial statements for further details.

As part of the capital arrangements associated with the tax loss monetization arrangement described in Note 20 to our consolidated financial statements, we offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada at year-end 2003.

We had $55.6 million of funds in transit at December 31, 2004 ($53.5 million in 2003) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf. An equal amount is payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us, as we are not liable in favour of any party.

Through our acquisition of Gestion InfoPharm, we assumed non-interest-bearing loans of $3.9 million, repayable in December 2005 and May 2006. Concurrently, we assumed matching notes bearing interest of 5.5% to 6.35%, which mature in the amount and on the due dates above, respectively, and which have been pledged as security for the loans. As these pledged notes satisfy in full the required principal payments, the loans have been compensated, and both the loans and the notes have been presented on a net basis on our balance sheet.

Related-party transactions
Our December 31, 2004 balance sheet does not include any balances due to, or from, related parties since as of June 2004, we are no longer subject to control by BCE. Our December 31, 2003 balance sheet included related-party line items as follows: accounts receivable of $10.1 million, other current assets of $16.0 million, accounts payable and accrued liabilities of $58.5 million, and $5.0 million in deferred revenue.

In millions of Canadian dollars, except per share data

Acquisitions and divestitures

In 2004, we acquired companies and assets using the purchase method of accounting. We also sold certain of our operations and assets. For details of our acquisitions and divestitures, see Notes 6, 8 and 11 to our consolidated financial statements.

Outstanding securities

As at March 7, 2005, we had 103,532,349 common shares outstanding, 2,582,093 options granted and 350,000 warrants outstanding. The options and warrants are exercisable on one-for-one basis into common shares.

Outlook

2004 was a year of transformation for Emergis, one in which we increased our focus on areas that offer long-term growth opportunities, took steps designed to ensure that our cost base enables us to attain our profitability targets and saw a significant change in our shareholder base with the sale by BCE of its holdings in our shares.

We realized a major step in the execution of our business strategy with the sale of our U.S. Health operations. It is our view that these operations were distinct, with few synergies with the rest of our operations, and we saw little progress in creating a path for them within our strategy.

We became an independent company and in the process, renewed our shareholder base, made significant changes to our Board of Directors, ended our non-core operations and entered into a new business relationship with Bell Canada.

We intend to use our substantial funds on hand both in the short and medium terms to enhance shareholder value. We are now primarily focused on growing our Health business, both organically and through acquisitions. We are also considering other capital transactions to enhance shareholder value, including the normal course issuer bid we announced in February 2005.

On the Finance side, we see opportunities to rationalize our portfolio, grow our more promising assets and unlock the unrecognized value in these lines of business. Each of the lines is being looked at and we are considering actions ranging from continued investment to monetization.

In 2005, we are targeting total revenue to decline from 2004 due mainly to the absence of non-core operations, which generated $39.6 million in 2004, and to a decrease in revenue from Finance operations. The decline in Finance revenue is expected to result primarily from the expiry of certain point-of-sale, messaging and eInvoicing contracts, and to lower revenue from our eLending U.S. platform as this service transitions from the development stage into commercial operation. Health revenue is targeted to grow both organically and as a result of the full-year impact of acquisitions made during 2004.

The targeted decrease in revenue in 2005 compared to 2004 will negatively affect 2005 EBITDA. However, the impact of the November 2004 streamlining initiative is expected to more than offset the impact of the decrease in revenue and allow us to increase EBITDA. We continue to review our cost structure to enable us to attain our profitability targets and take full advantage of the operating leverage inherent in our business.

We are targeting approximately break-even net income from continuing operations in 2005, an improvement over the loss from continuing operations excluding one-time items experienced in 2004, mainly as a result of higher EBITDA and decreases in depreciation and amortization expenses and income taxes. The contribution to net income from discontinued operations is expected to be negligible since the activities related to the sale of these operations were substantially completed in 2004.

Planned additions to fixed assets in 2005 are less than 2004 levels, despite additions related to our new office facilities. We will also fund the repurchase of up to 7.3 million shares under the normal course issuer bid we announced in February 2005. We expect to continue financing our capital expenditures and our normal course issuer bid and discharging our liabilities with funds on hand, internally generated funds and available credit facilities.

Risks and uncertainties

Risks and uncertainties that could cause results or events to differ materially from current expectations include, among other factors:

General and economic factors: General economic conditions, consumer confidence and spending, and the demand for and the prices of our solutions affect our business. When there is a decline in growth or uncertainty in the economy or in retail and commercial activity, there tends to be a lower demand for our solutions.

Weak economic conditions may also negatively affect the financial condition and credit risk of our clients. This could increase uncertainty about our ability to collect receivables.

Adoption of eBusiness: Our success depends on widespread use of electronic networks, including the Internet, as ways to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of the markets for these activities and their sustainable rate of growth. Businesses and clients have not adopted eBusiness and its inherent applications as quickly as had been originally expected.

Adoption rate of our solutions by clients: We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our clients and distributors' clients adopt our solutions. It will also depend on the effectiveness of our sales force.

Signing government contracts: In order to take advantage of opportunities in the government sector, we must develop an understanding of the complexities of the decision-making process for awarding government contracts as compared to that in companies. For example, our sales efforts must take into account the potential requirement for changes in legislation in order that a government may use our solutions. We must also allow for potential changes in governments and frequent changes in government personnel with whom we may interact.

Response to industry's rapid rate of change: We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new solution introductions and short solution life cycles. Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new technologies and solutions, and upgrade existing solutions.

We may face additional financial risks as we develop new solutions and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, solutions or enhancements within a reasonable time, or that there will be a market for them. New solutions that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Competition: The high-technology market remains very competitive and one in which we compete with large companies, not only in eBusiness, but also with companies of all sizes and competencies in a variety of sectors and industries. Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed. Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing clients and attract new ones. Competition may also come from potential or existing clients who may choose to develop in-house solutions rather than use our solutions.

Pricing: Our traditional pricing structure, based on transaction fees, has been widely accepted by our corporate clients and has provided us with a relatively predictable stream of recurring revenue. If we are not able to apply this pricing structure in the government sector, we may not be able to generate revenue streams of the size or predictability that we have been able to generate in the past.

Operating results: We have announced plans to focus on the Health sector and rationalize our Finance operations. If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the volume of services our clients purchase throughout the year. In addition, we have a number of major clients representing a significant portion of our revenue. Losing a contract with a major client that we cannot replace or experiencing a significant decrease in the number of transactions we process could have a material adverse effect on us. Most of our major contracts are for a term of three to five years and some come up for renewal in 2005.

Our operating results have fluctuated in the past mainly because of terminations of existing contracts, reduced revenue from non-core operations, the effect of acquisitions, dispositions and exited activities, and variability in non-recurring revenue. We expect fluctuations to continue in the future. If our operating results fail to meet analysts' expectations, the trading price of our common shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan and achieve our results.

Change of control following the sale by BCE: The change of control following the sale by BCE could materially affect us, our prospects, and the market price of our common shares. As a result of the sale, we may no longer be perceived by clients and potential clients as having the same financial backing or financial stability as we did when we were controlled by BCE. As a consequence, certain of our clients may decide not to renew their existing agreements with us when they expire and we may have more difficulty in contracting new clients.

Acquisitions: Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have sufficient resources to complete any acquisition. There could be difficulties in integrating the operations of acquired companies with our existing operations.

Strategic relationships: We rely on strategic relationships to increase our revenue base, including our relationships with Bell Canada, Visa and MAXIMUS Canada. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on our business and operating results.

Exposure under contract indemnities: Under the terms of the stock purchase agreements for the sale of our U.S. Health operations, we have agreed to indemnify the buyers against any damages suffered as a result of a breach of any of the representations, warranties or covenants given by us and our former subsidiary, BCE Emergis Corporation, under these agreements, as well as against certain matters relating to the excluded assets and liabilities and tax matters, subject to caps for certain types of damages. A claim for indemnification under these agreements made by the purchasers of our U.S. Health operations could have a material adverse effect on our business and operating results.

Defects in software or failures in the processing of transactions: Defects in owned or licensed software solutions, delays in delivery, as well as failures or mistakes in processing electronic transactions could materially harm our business, including our client relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. However, there can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

Security and privacy breaches: If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including client relationships, could be materially adversely affected.

Key personnel: We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. If we are unable to do so, our business could be materially adversely affected.

Protection of intellectual property: We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property. If we are unable to do so, our business could be materially adversely affected.

Intellectual property infringement claims: Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results.

Industry and government regulation: Governments could implement policies adversely affecting our business. Governmental policies adversely affecting our business could be implemented by legislation, executive order, administrative order or otherwise.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

The following details our significant accounting policies that require our judgement and estimates:

Revenue recognition: We sometimes sell our solutions under arrangements that include multiple elements. In these instances, the elements of the arrangements may be delivered at different times, requiring the determination of the appropriate time to recognize the revenue. This determination requires us to assess whether any of the undelivered elements is essential to the functionality of the solution, as well as the fair value of each of the undelivered elements. The period over which the revenue related to such arrangements is recognized depends on the outcome of such assessments.

Allowances for doubtful accounts: We maintain allowances for losses that we expect will result from clients who do not make their required payments. We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

Disposal of long-lived assets and discontinued operations: Effective May 1, 2003, we adopted the requirements of the CICA Handbook, Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. This section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and Section 3475, Discontinued Operations. It provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lesser of its cost and its fair value, less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of, and disclosures for, discontinued operations and other disposals of long-lived assets. In 2004, we sold our U.S. Health, eSecurity and webdoxs operations. Accordingly, they were reported as discontinued operations.

We wrote down the carrying value of our investment in our PPO operations to the sale price, resulting in a $77.3 million charge at the end of the fourth quarter of 2003.

In millions of Canadian dollars, except per share data

Valuation of goodwill and other intangible assets: Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets of the CICA Handbook require that goodwill and intangible assets with an indefinite life no longer be amortized to earnings. They must instead be assessed for impairment on an annual basis by applying a fair value test at the reporting segment level. Any impairment losses are recognized to the extent that the carrying value of goodwill exceeds the implied fair value and are charged to earnings in the year in which they occur.

The standards also require that acquired intangible assets be recognized separately if the benefit of the intangible assets is obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The determination of the useful lives of intangible assets may be difficult to assess and may require considerable judgement and analysis. Intangible assets with an indefinite life are not amortized, but are periodically tested for impairment (at least annually).

We determine the fair value of the reporting segments from internally and externally developed valuation models, using a market or income approach. These models consider various factors, including normalized earnings (cash flows), projected forward earnings (cash flows), price earnings multiples and discount rates. We use judgement to estimate the fair value of the reporting segments. Actual results could affect the reported value of goodwill and other intangible assets. At the end of 2004, we assessed the carrying value of goodwill and other intangible assets included in continuing operations and concluded that there was no impairment.

Restructuring and other charges: On certain occasions, we may decide to restructure or divest of some of our operations. At these times, we may also develop formal plans for exiting businesses and activities as part of the restructuring initiatives we intend to undertake. These plans require contractual commitments or other formal engagements with regard to severance and other costs for which liabilities as well as expenses are recognized. Furthermore, a write-down may be taken which represents the excess of the carrying value of a business over the total of discounted cash flow expected from its use and eventual disposition. We may also have to adjust previously reported restructuring and other charges when payments are made or other commitments or liabilities are incurred under a previous plan. There may also be additional charges for new restructuring initiatives. We recorded restructuring and other charges of $18.7 million in 2004 ($38.2 million in 2003). These charges related to the streamlining of our organizational structure and the write-down of the value of certain assets.

Income taxes: We use judgement when estimating income taxes and future income tax assets and liabilities. In preparing the financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure, as well as assessing temporary differences that result from the difference in treatment for accounting and tax purposes and the availability of loss carry-forwards.

The temporary differences and tax loss carry-forwards result in future income tax assets and liabilities which are included on our consolidated balance sheet.

We are required to assess whether it is more likely than not that future income tax assets will be realized and, based on all available evidence, to determine if an adjustment is required on all or a portion of the recognized future income tax assets. Factors considered in the assessment of the likelihood of realization include our forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets, and the remaining period of loss carry-forwards.

As a result of the termination of a tax loss monetization arrangement with Bell Canada in May 2004, we were no longer able to support future tax assets. We therefore wrote down $56.0 million in future tax assets in the second quarter of 2004. In addition, tax-effected temporary differences totalling $11.0 million have not been recorded since that time. The future tax assets deemed unlikely to be realized for financial reporting purposes consist mainly of differences between tax values and accounting values of depreciable assets. Given that such differences can be carried forward indefinitely and are for the most part transferable upon change of control, these tax assets may ultimately be realized.

Legal contingencies: In the normal course of business, we become involved in various litigation matters. Pending litigation may represent potential financial loss to our business. We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on available information. We estimate the amount of the loss by consulting with outside legal counsel whom we hire to manage our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies. Certain litigation, if decided against us, could have a material adverse effect on us, although at this time we do not believe that any such litigation is likely to succeed.

Recently adopted accounting policies

Impairment of long-lived assets: The CICA recently issued new Handbook Section 3063, Impairment of Long-Lived Assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, Plant and Equipment. Effective January 1, 2004, we adopted and applied the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. For further information, see Note 12 to our consolidated financial statements.

Hedging relationships: Effective January 1, 2004, we adopted Accounting Guideline 13, Hedging Relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- The nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship;
- Application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship;
- Formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment; and,
- The derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

In the first quarter of 2004, we entered into currency forward contracts to maintain the value of our foreign investments, where a large part of the net proceeds of the sale of our U.S. Health operations were being held.

We have provided the disclosure required by this new accounting guideline in Note 23 to our consolidated financial statements.

In millions of Canadian dollars, except per share data
Years ended December 31

Supplementary financial information

	2004	2003	2002	2001[1]	2000[2]
Statement of earnings					
Revenue					
Finance	108.0	118.4	106.2	175.8	102.6
Health	70.9	56.9	62.6	77.7	206.1
Non-core	39.6	108.7	151.2	193.7	159.3
Total	218.5	284.0	320.0	447.2	468.0
Recurring revenue (% of total revenue)	86	86	87	70	87
Gross margin (%)	76	72	69	72	76
Income from contract settlements	13.8	-	-	-	-
Restructuring and other charges	(18.7)	(38.2)	(115.6)	-	-
EBITDA[3]	12.8	(24.5)	(145.9)	68.6	74.8
EBITDA margin (%)	6	(9)	(46)	15	16
EBITDA excluding one-time items[4]	17.7	13.7	(30.3)	68.6	74.8
EBITDA margin excluding one-time items (%)	8	5	(9)	15	16
Depreciation and amortization	29.0	35.0	47.2	81.4	64.5
Amortization of goodwill	-	-	-	123.3	281.3
Net loss from continuing operations	(72.0)	(60.6)	(160.5)	(225.8)	(279.3)
Net income (loss) from discontinued operations	10.3	(36.2)	50.2	(188.6)	-
Net loss	(61.7)	(96.8)	(110.3)	(414.4)	(279.3)
Loss from continuing operations excluding one-time items	(20.5)	(18.1)	(66.8)	(225.8)	(279.3)

In millions of Canadian dollars, except per share data
Years ended December 31

Supplementary financial information (continued)

	2004	2003	2002	2001[1]	2000[2]
Per share data					
Net loss from continuing operations	(0.70)	(0.59)	(1.58)	(2.37)	(3.05)
Net income (loss) from discontinued operations	0.10	(0.35)	0.49	(1.98)	-
Net loss	(0.60)	(0.94)	(1.09)	(4.35)	(3.05)
Loss from continuing operations excluding one-time items	(0.20)	(0.18)	(0.66)	(2.37)	(3.05)
Weighted-average number of shares outstanding (in millions)	103.4	102.5	101.5	95.2	91.7
Balance sheet, end of year					
Cash and cash equivalents	204.8	128.6	99.7	172.8	92.2
Working capital	127.1	251.0	14.3	108.2	133.0
Fixed and intangible assets, net	56.9	50.3	91.5	155.1	152.3
Total assets	352.0	640.7	813.2	621.2	1,316.3
Long-term debt, including current portion	17.2	29.1	62.0	65.6	178.2
Shareholders' equity	221.0	415.3	601.9	914.9	995.0
Statement of cash flows					
Cash flows from (used for) operating activities	(20.4)	52.5	(51.4)	75.6	46.9
Additions to capital assets, including amounts financed	20.1	21.6	25.4	73.7	83.0

1 The financial information for 2001 was not restated for the sale of our eSecurity operations.

2 The financial information for 2000 was not restated for the sale of our U.S. Health and eSecurity operations.

3 Earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes.

4 One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable.

Management's report

The accompanying consolidated financial statements of Emergis Inc. and its subsidiaries (collectively the "Company"), and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgements of management and in their opinion present fairly the Company's financial position, results of operations and cash flows. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

Management, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that the Company's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and other information in this annual report, and recommends their approval by the Board of Directors. The shareholders' auditors have free and independent access to the Audit Committee.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.



François Côté
President and Chief Executive Officer



John Valentini
Chief Financial Officer

Montréal, Québec, Canada
February 23, 2005

Auditors' report

To the Shareholders of Emergis Inc.,

We have audited the consolidated balance sheets of Emergis Inc., (formerly BCE Emergis Inc.), as at December 31, 2004 and 2003 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Deloitte & Touche LLP
Chartered Accountants

Montréal, Québec, Canada
February 23, 2005

Consolidated statements of earnings

In millions of Canadian dollars, except per share data
Years ended December 31

	[illegible]	2003
Revenue	218.5	284.0
Direct costs	52.9	79.8
Gross margin	165.6	204.2
Income from contract settlements (Note 7)	13.8	–
Expenses		
Operations	64.2	87.2
Sales and marketing	23.6	30.5
Research and development, net (Notes 17 and 21)	34.1	36.0
General and administrative	26.0	36.8
Restructuring and other charges (Note 12)	18.7	38.2
	166.6	228.7
Earnings (loss) before under-noted items	12.8	(24.5)
Depreciation	12.9	14.4
Amortization of intangible assets	16.1	20.6
Interest income	(10.6)	(17.5)
Interest on long-term debt	2.4	3.9
Gain on sale of assets (Note 6)	(12.2)	–
Loss on foreign exchange	4.5	0.9
Other	(0.1)	(0.6)
Loss from continuing operations before income taxes	(0.2)	(46.2)
Income taxes (Note 17)		
Current	1.9	2.9
Future	69.9	11.5
	71.8	14.4
Net loss from continuing operations	(72.0)	(60.6)
Income (loss) from discontinued operations, net of income taxes (Note 8)	10.3	(36.2)
Net loss	(61.7)	(96.8)
Basic and diluted loss per share from continuing operations (Note 14)	(0.70)	(0.59)
Basic and diluted income (loss) per share from discontinued operations	0.10	(0.35)
Basic and diluted loss per share	(0.60)	(0.94)
Weighted-average number of shares outstanding used in computing basic and diluted loss per share (in millions)	103.4	102.5

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of deficit

In millions of Canadian dollars
Years ended December 31

	2004	2003
Deficit, beginning of year	(1,176.9)	(1,080.1)
Net loss	(61.7)	(96.8)
Deficit, end of year	(1,238.6)	(1,176.9)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

In millions of Canadian dollars
As at December 31

	2004	2003
Assets		
Current		
Cash and cash equivalents	204.8	128.6
Accounts receivable	19.4	25.4
Future income taxes (Note 17)	0.2	-
Other current assets (Notes 21 and 23)	16.8	31.1
Current assets held for sale (Note 8)	-	272.7
	241.2	457.8
Fixed assets (Note 3)	25.6	26.1
Intangible assets (Note 4)	31.3	24.2
Goodwill	46.6	38.6
Future income taxes (Note 17)	-	77.3
Other long-term assets	7.3	3.6
Long-term assets held for sale (Note 8)	-	13.1
	352.0	640.7
Liabilities		
Current		
Accounts payable and accrued liabilities (Note 12)	94.2	144.9
Deferred revenue (Note 13)	6.3	27.9
Deferred credits (Note 13)	5.3	8.9
Current portion of long-term debt (Note 9)	8.3	17.4
Current liabilities related to assets held for sale (Note 8)	-	7.7
	114.1	206.8
Deferred credits and other	5.9	6.9
Future income taxes (Note 17)	2.1	-
Long-term debt (Note 9)	8.9	11.7
	131.0	225.4
Commitments and contingencies (Note 16)		
Shareholders' equity		
Capital stock (Note 10)	-	1,546.7
Contributed surplus (Note 10)	1,465.1	76.8
Deferred stock-based compensation (Note 5)	(0.9)	-
Deficit	(1,238.6)	(1,176.9)
Foreign currency translation adjustment (Note 18)	(4.6)	(31.3)
	221.0	415.3
	352.0	640.7

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,



Jean C. Monty
Director



J. Spencer Lanthier
Director

Consolidated statements of cash flows

In millions of Canadian dollars
Years ended December 31

	2004	2003
Operating activities		
Net loss from continuing operations	(72.0)	(60.6)
Depreciation and amortization	29.0	35.0
Gain on sale of assets	(12.2)	–
Future income taxes	69.9	11.5
Non-cash foreign exchange loss	4.4	–
Non-cash portion of restructuring and other charges (Note 12)	1.1	16.5
Non-cash stock-based compensation (Note 5)	0.5	0.4
Deferred stock-based compensation	(0.9)	–
Other	0.5	(3.1)
Changes in working capital (Note 15)	(40.7)	52.8
Cash flows from (used for) operating activities	(20.4)	52.5
Investing activities		
Additions to fixed and intangible assets	(13.8)	(8.2)
Acquisitions (Note 11)	(23.9)	(2.6)
Cash acquired on acquisition of businesses	0.3	–
Proceeds on sale of businesses (Notes 6 and 8)	327.4	–
Cash flows from (used for) investing activities	290.0	(10.8)
Financing activities		
Repayment of long-term debt	(49.2)	(40.7)
Issue of long-term debt	1.1	–
Issuance of common shares and special cash distribution (Note 10)	(148.8)	–
Cash flows used for financing activities	(196.9)	(40.7)
Foreign exchange loss on cash held in foreign currencies	(9.0)	(6.2)
Cash flows from (used for) continuing operations	63.7	(5.2)
Cash flows from discontinued operations (Note 8)	3.7	35.6
Cash and cash equivalents		
Increase	67.4	30.4
Balance, beginning of year	137.4	107.0
Balance, end of year[1]	204.8	137.4
Supplemental disclosure of cash flow information		
Interest paid	3.1	3.4
Interest received	26.6	1.5
Income taxes paid	1.8	1.2
[1]Includes the following:		
Cash and cash equivalents related to:		
Continuing operations	204.8	128.6
Discontinued operations (Note 8)	–	8.8
	204.8	137.4

The accompanying notes are an integral part of the consolidated financial statements.

In millions of Canadian dollars, except per share data

1. Governing statute and nature of operations

Emergis Inc., incorporated under the Canada Business Corporations Act, is a leading North American eBusiness company. Emergis, together with its subsidiaries, is hereinafter referred to as the Company. The Company powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement and loan processing, the Company delivers solutions in Canada to leading health insurance companies, the top financial institutions, government agencies and some 1,900 pharmacies, and to large enterprises in North America. On December 1, 2004, the Company changed its name from BCE Emergis Inc. to Emergis Inc. The change was made in the context of the divestiture by BCE Inc. of its interest in the Company.

2. Accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of all its subsidiaries. Certain prior year's figures have been reclassified to conform with the current year's presentation, as well as to present the U.S. Health, eSecurity and webdoxs operations as discontinued operations.

New accounting standards

Disclosure of guarantees

Effective January 1, 2003, the Company adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. The purpose of this guideline is to improve the transparency of the guarantor's disclosures relating to obligations and risks arising from guarantees given regardless of whether it will have to make payments under the guarantees. Disclosure required by this new accounting guideline has been provided in Note 24 to the consolidated financial statements.

Disposal of long-lived assets and discontinued operations

Effective May 1, 2003, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. It provides guidance on recognizing, measuring, presenting, and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and Section 3475, Discontinued Operations. It provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lesser of its cost and fair value less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of, and disclosures for, discontinued operations and other disposals of long-lived assets. This section came into effect and the Company has applied these requirements for disposal activities started on or after May 1, 2003.

Impairment of long-lived assets

The CICA recently issued new Handbook Section 3063, Impairment of Long-Lived Assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, Plant and Equipment. Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. The Company has applied this new standard effective January 1, 2004 (Note 12).

2. Accounting policies (continued)

Hedging relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13 (AcG-13), Hedging Relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- The nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship;
- Application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship;
- Formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment; and,
- The derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

Disclosure required by this new accounting guideline has been provided in Note 23 to the consolidated financial statements.

Revenue recognition

Revenue is recognized as it is earned, in accordance with the following:

- Transaction fees are recognized as transactions are processed;
- Fees, such as hosting fees, network access fees and standby fees are recognized as services are rendered or over the term of the contract. Certain fees related to multiple element arrangements are recognized over the life of the related contract;
- License fees are recognized according to the terms of the license agreement. Fees for perpetual licenses are recognized upon delivery of the licensed software. Where the arrangement includes multiple elements, license fee revenue is recognized on delivery, provided the undelivered elements are not essential to the functionality of the license and the Company has evidence of fair value for all of the undelivered elements. If payment of the license fee is subject to acceptance of the license, revenue is not recognized until customer acceptance or expiration of the acceptance period. The Company's agreements with customers and resellers do not contain product return rights;
- Maintenance fees are recognized over the term of the maintenance period;
- Fees for professional and integration services, other than in the context of multiple element arrangements, are recognized as the services are rendered;
- Any other billings or cash received in advance of services being rendered are recorded as deferred revenue; and,
- Fees for fixed-price development work are recognized using the percentage-of-completion method either on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs or on the basis of the achievement of contract milestones. Losses, if any, on long-term contracts are recognized during the period they are determined. In 2004 and 2003, the Company did not have any contracts for which it recognized revenue based on the methods mentioned in this paragraph.

2. Accounting policies (continued)

Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This section sets out a fair value-based method of accounting, which is required for certain stock-based transactions, and applies to awards granted on or after January 1, 2002. In 2003, and in accordance with Handbook Section 3870, the Company has elected to adopt the prospective application of the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and thereafter. The Company has also elected to continue to account for employee stock options granted in 2002 by measuring the compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

Cash and cash equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Fixed and intangible assets

Fixed and intangible assets are carried at cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful life of the assets. The estimated useful lives of the assets are as follows:

Acquired technologies	3 to 5 years
Computer equipment, software, licenses and other acquired rights, assets under capital leases	3 to 5 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	Over the lease terms expiring on various dates until 2015
Customer relationship	3 to 8 years

The Company reviews the carrying value of fixed assets and finite-life intangible assets for potential impairment on an ongoing basis, considering events or changes in circumstances indicating that the carrying value may not be recoverable. In order to determine if such an impairment exists, management considers the impact of technological developments and the estimated future net operating undiscounted cash flows expected to be derived from these assets. An impairment in the value of these assets is written off against earnings in the year such impairment occurs. The Company also reviews the useful life of its fixed assets and finite-life intangible assets on an ongoing basis, considering events or changes in circumstances.

2. Accounting policies (continued)

Goodwill

The Company assesses the goodwill of the individual reporting units for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that goodwill might be impaired.

The Company assesses goodwill for impairment in two steps:

- Identification of a potential impairment is determined by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, the fair value is allocated to all of its assets and liabilities, respectively. The amount by which the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.
- Determination of an impairment is performed by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

Deferred credits

Deferred credits consist of the deferred portion of a gain generated by a real estate transaction, leasehold inducements and amounts received from clients to fund development and operation costs of certain products. The real estate transaction involved the sale and leaseback of a real estate asset and a portion of the consideration received on exited activities repayable to the purchaser over a two-year period if certain conditions are not met. The real estate gain and leasehold inducements are being amortized to income over a period of five years and nine to eleven years, respectively, representing the remaining term of the related leases. The amounts received from clients are offset against development and operation costs as and when these costs are incurred.

Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of both enacted and substantially enacted tax law.

Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. These exchange gains or losses arising from the translation are included in the statement of earnings.

Self-sustaining foreign subsidiaries are accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders' equity. Upon the disposal of a self-sustaining subsidiary, any unrealized gains or losses relating to this subsidiary are included in income in the period of disposal.

In millions of Canadian dollars, except per share data

2. Accounting policies (continued)

Integrated foreign subsidiaries are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses arising from these translations are included in the statement of earnings.

Research and development

Research costs are expensed as incurred. Development costs are expensed if they do not meet the criteria for deferral. Investment tax credits earned relative to research and development activities are recorded as a reduction of the expense.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed assets

2004	Cost	Accumulated depreciation	Net book value
Computer equipment	34.4	30.9	3.5
Computer equipment under capital lease	48.7	37.3	11.4
Furniture and fixtures	7.3	6.0	1.3
Office equipment	2.9	2.3	0.6
Leasehold improvements	15.8	7.0	8.8
	109.1	83.5	25.6

2003	Cost	Accumulated depreciation	Net book value
Computer equipment	34.7	26.9	7.8
Computer equipment under capital lease	44.9	32.8	12.1
Furniture and fixtures	7.6	5.4	2.2
Office equipment	2.4	1.9	0.5
Leasehold improvements	9.0	5.5	3.5
	98.6	72.5	26.1

On November 1, 2004, the Board of Directors authorized the Company to proceed with a restructuring plan involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure to enable the Company to attain its profitability targets. This resulted in asset write-downs in the Finance segment of $1.1 million related to leasehold improvements. This amount is included in restructuring and other charges in the statement of earnings.

In millions of Canadian dollars, except per share data

4. Intangible assets

2004	Cost	Accumulated depreciation	Net book value
Acquired technologies	19.3	7.6	11.7
Software	41.7	36.8	4.9
Licenses and other acquired rights	45.4	41.7	3.7
Software under capital lease	5.4	2.7	2.7
Customer relationship	9.6	1.3	8.3
	121.4	90.1	31.3

2003	Cost	Accumulated depreciation	Net book value
Acquired technologies	13.4	4.6	8.8
Software	39.4	30.9	8.5
Licenses and other acquired rights	42.1	38.0	4.1
Software under capital lease	4.0	1.2	2.8
	98.9	74.7	24.2

During the year, the Company acquired $21.6 million of intangible assets that are subject to amortization ($12.1 million in 2003).

In December 2003, the Board of Directors approved a plan to sell the U.S. Health operations. As a result, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in intangible asset write-downs in the Finance segment of $10.0 million related to acquired technologies, and $6.1 million related to customer acquisition costs. These amounts are included in restructuring and other charges in the statement of earnings for the year ended December 31, 2003.

In millions of Canadian dollars, except per share data

5. Stock-based compensation plans

Emergis stock options

The Company granted options to employees of the Company to purchase common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period, and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant and expire six years after the grant date. As part of the acquisition of SNS/Assure Corp. and Assure Health Inc. in November 1999 and as part of the acquisition of Emergis Technologies Inc. in September 2000, Emergis assumed the obligations of these three corporations under their respective stock option plans. The options under such plans now entitle the holder to common shares of the Company. In total, 469,697 common shares were optioned under these plans. Subject to a number of exceptions, such options are all vested and expire 10 years after their original grant by the acquired corporations. The exercise prices under the three stock option plans, assumed as part of these acquisitions, are based on a formula related to the acquisition price. As at December 31, 2004, a total of 2,938,531 options (6,045,842 in 2003) were outstanding and granted to employees.

The Company adopted the prospective application of the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. On July 2, 2004, following the $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47 using a formula requested by the Toronto Stock Exchange.

The table below is a summary of the status of the Company's stock option plans.

		2004		2003
	Number	Weighted-average exercise price	Number	Weighted-average exercise price
		$ per share		$ per share
Outstanding, beginning of year	6,045,842	24.71	6,299,114	26.94
Granted	990,791	5.90	685,016	7.16
Exercised	(19,642)	0.55	(15,127)	0.44
Expired	(4,078,460)	27.43	(923,161)	27.28
Outstanding, end of year	2,938,531	19.70	6,045,842	24.71

In millions of Canadian dollars, except per share data

5. Stock-based compensation plans (continued)

The table below summarizes information about options outstanding under the share option plans at December 31, 2004.

	Options outstanding			Options exercisable		
Range of exercise price	Number	Weighted-average exercise price	Weighted-average remaining life	Number	Weighted-average exercise price	Weighted-average remaining life
		$ per share	Years		$ per share	Years
$0.44 to $3.75	200,256	3.54	5.7	1,756	1.01	3.2
$3.76 to $5.00	233,000	4.31	3.9	52,625	4.11	1.0
$5.01 to $7.50	571,219	5.62	3.5	104,513	6.15	0.1
$7.51 to $10.00	839,199	7.55	2.6	288,170	7.48	1.6
$10.01 to $20.00	11,162	18.91	0.2	11,162	18.91	0.2
$20.01 to $30.00	127,042	26.54	1.7	94,417	26.21	1.4
$30.01 to $45.00	622,948	38.17	1.8	397,297	37.32	1.5
$45.01 to $67.50	296,575	53.60	1.5	232,696	53.96	1.5
$67.51 to $100.00	21,830	81.38	1.3	21,830	81.38	1.3
$100.01 to $105.23	15,300	105.20	0.2	15,300	105.20	0.2
	2,938,531	19.70	2.7	1,219,766	29.90	1.4

Assumptions used in stock option pricing model

The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

	2004	2003
Compensation expense ($ millions)	0.5	0.4
Weighted-average grant date fair value ($)[1]	2.86	4.16
Weighted-average assumptions		
Dividend yield (%)	0.0	0.0
Expected volatility (%)	60.0	75.0
Risk-free interest rate (%)	3.46	3.88
Expected life (years)	4	4

[1] Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004, for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

In millions of Canadian dollars, except per share data

5. Stock-based compensation plans (continued)

The following pro forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair value-based method of accounting for awards granted in 2002:

	2004	2003
Net loss, as reported	(61.7)	(96.8)
Adjustment to net loss	0.8	(7.0)
Pro forma net loss	(60.9)	(103.8)
Pro forma basic and diluted loss per share	(0.59)	(1.01)

Employee share purchase plan

The Company has an employee share purchase plan (ESPP) whereby participating Canadian employees can contribute up to 10% of their pre-tax salary. Officers of the Company can contribute up to 12% of their pre-tax salary. The Company contributes 50 cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings (6% for officers). Compensation expense related to the ESPP amounted to $0.5 million in 2004 ($0.6 million in 2003).

Restricted stock plan

On September 10, 2004, the Board of Directors adopted a restricted stock plan for employees. Share rights were granted to selected key executives in 2004 under the plan. The share right represents a right to receive a fully paid common share of the Company once a vesting condition pertaining to that share is fulfilled. The vesting condition is the participant's continuous employment for a period of two or three years starting from the date of the share right award. Under the terms of this plan, the Company has funded the purchase of 254,000 Emergis shares which are held in trust to be released to certain key executives upon fulfilment of the vesting condition. The Company recorded a compensation expense of $0.1 million for the year ended December 31, 2004, and the related deferred stock-based compensation amount of $0.9 million, which is included in shareholders' equity.

Directors' share unit plan

Effective October 1, 1999, certain fees payable to eligible directors (directors other than executives of the Company and its affiliates) have been paid in the form of share units under a share unit plan. Under the plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for each eligible director. No shares are purchased on the open market until such time as a director ceases to be a member of the Board of Directors. Following the cessation of board service, the Company purchases on the open market a number of common shares of the Company equal to the director's credit balance under the plan after remittance of applicable withholding taxes. Compensation expense related to the share unit plan amounted to $0.5 million in 2004 ($0.1 million in 2003).

6. Exited activities

As part of the continued rationalization of the non-core segment, the Company exited the following activities in 2004:

Sale of intangible assets

On June 30, 2004, in conjunction with the early termination of the exclusive distribution agreement for certain legacy products signed in 2001 with Bell Canada, the Company sold the intangible assets used to service these products for proceeds of $10.3 million. For the year ended December 31, 2004, the Company recorded a gain on sale of these assets in the amount of $10.3 million, which is included in income from continuing operations.

In millions of Canadian dollars, except per share data

6. Exited activities (continued)

Sale of BCE Emergis Systems, Inc.

On May 28, 2004, the Company completed the sale of 100% of the issued and outstanding shares of BCE Emergis Systems, Inc., a wholly owned U.S. subsidiary of the Company, which carried on the legacy messaging and translation services as part of the Company's messaging and collaboration operations, for total cash consideration of US$0.8 million (C$1.3 million). For the year ended December 31, 2004, the Company recorded a gain on sale of $1.3 million, which is included in income from continuing operations.

7. Income from contract settlements

On April 13, 2004, the Company received US$8.8 million (C$11.5 million) in settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product that the Company no longer markets. An amount of $9.1 million was recorded as a contract settlement. The balance of $2.4 million was, in part, recorded as a receipt of outstanding commissions receivable and, in part, as reduction of legal costs incurred by the Company.

On May 6, 2004, the Company entered into an agreement with Bell Canada for the early termination of the exclusive distribution agreement signed in 2001. An amount of $4.7 million related to the settlement of the contract was recorded in 2004.

8. Discontinued operations and assets held for sale

Sale of U.S. Health operations

In December 2003, as a result of the Company's decision to sell its U.S. Health operations, the Company wrote down the value of long-term assets associated with these operations by $77.3 million. This amount includes a $50.5 million impairment charge for goodwill associated with the U.S. Health operations. In fiscal 2004, the Company completed the sale of the U.S. Health operations and recorded an additional loss on sale of $4.2 million included in income from discontinued operations.

The details of the sale are as follows:

Sale of care management segment of U.S. Health

On March 2, 2004, the Company completed the sale of 100% of the issued and outstanding shares of National Health Services, a wholly owned subsidiary, for total cash consideration of US$10 million.

Sale of preferred provider organization (PPO) segment of U.S. Health

On December 31, 2003, the Company reached an agreement to sell the PPO component of its U.S. Health operations for a total consideration of US$213.0 million, subject to certain closing adjustments. The sale of the PPO operations was completed on March 4, 2004 and involved the sale of the issued and outstanding shares of BCE Emergis Corporation, a wholly owned subsidiary of the Company. BCE Emergis Corporation carried on the PPO operations of the Company, and also held options to purchase shares of a publicly traded company. These options remained in BCE Emergis Corporation at closing, but the sale agreement includes a price adjustment, carried at a value of $10.0 million, associated with the exercise of the options or the purchase of these options by a third party. These options are currently the subject of a dispute between the Company's former subsidiary, BCE Emergis Corporation, and the grantors of these options. The Company believes that its former subsidiary has a valid position in this dispute. On its resolution, the Company will recognize a gain or loss in the statement of earnings at that time, to the extent that the ultimate price adjustment differs from the carrying value.

The purchase price was subject to adjustments following the calculation, within 120 days from the closing date, of the amount of the working capital of the PPO operations as of the closing date: any shortfall from or excess from US$19.0 million was payable by the Company or receivable by the Company on a dollar-for-dollar basis. In fiscal 2004 and as part of the additional loss on sale recorded of $4.2 million, the Company recorded negative working capital adjustments of $5.9 million.

In millions of Canadian dollars, except per share data

8. Discontinued operations and assets held for sale (continued)

The Company has provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of BCE Emergis Corporation which covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties, exist for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of BCE Emergis Corporation for the year ended December 31, 2004, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations. This indemnification has been reflected in Note 24 to the consolidated financial statements.

Following the completion of the sale, a subsidiary of the Company became the primary lessee under a lease which represents an obligation of $14.5 million over the lease term. The Company has sublet, to third parties, a portion of this lease for periods up to March 2011 for rent totalling $11.2 million.

Sale of eSecurity operations

On June 30, 2004, the Company sold its eSecurity operations for proceeds of $30.3 million. In fiscal 2004, the Company recorded a gain on sale of the eSecurity operations of $15.4 million, which is included in income from discontinued operations.

Sale of webdoxs operations

On July 7, 2004, the Company sold its webdoxs operations for a total consideration of $14.5 million, resulting in a nil gain on sale. The Company received $8.0 million at closing and $1.5 million on December 31, 2004. The remaining amounts are receivable in two instalments of $2.5 million, respectively in December 2007 and 2008. These remaining balances included in other long-term assets, bear interest at prime plus 1%.

The U.S. Health operations included the preferred provider organization (PPO) segment and the care management segment which were part of the Health segment. The eSecurity and webdoxs operations were part of the Finance customer segment. Accordingly, the results of operations, cash flows and financial position of the U.S. Health, eSecurity and webdoxs operations have been segregated in the consolidated financial statements and are reported as discontinued operations as a single-line item in the consolidated financial statements.

In millions of Canadian dollars, except per share data

8. Discontinued operations and assets held for sale (continued)

The results of discontinued operations presented in the consolidated statements of earnings were as follows:

				2004				2003
	U.S. Health	eSecurity	webdoxs	Total	U.S. Health	eSecurity	webdoxs	Total
Revenue	25.4	16.1	1.4	42.9	162.6	29.2	3.2	195.0
Direct costs	3.0	2.0	0.9	5.9	16.4	2.6	1.4	20.4
Gross margin	22.4	14.1	0.5	37.0	146.2	26.6	1.8	174.6
Expenses								
Operations	10.8	4.5	0.9	16.2	62.1	7.1	1.8	71.0
Sales and marketing	1.5	1.4	0.6	3.5	7.9	1.6	2.1	11.6
Research and development, net	1.3	3.0	(0.2)	4.1	6.7	4.9	1.9	13.5
General and administrative	3.6	0.1	–	3.7	12.8	–	–	12.8
	17.2	9.0	1.3	27.5	89.5	13.6	5.8	108.9
Earnings (loss) before under-noted items	5.2	5.1	(0.8)	9.5	56.7	13.0	(4.0)	65.7
Depreciation	0.4	1.9	0.2	2.5	3.9	3.4	0.2	7.5
Amortization of intangible assets	0.3	0.7	1.1	2.1	2.3	1.2	6.2	9.7
Write-down related to assets held for sale	–	–	–	–	77.3	–	–	77.3
Interest income	–	–	–	–	(0.1)	–	–	(0.1)
Interest on long-term debt	0.1	–	–	0.1	0.2	–	–	0.2
Gain on sale of other assets	–	–	–	–	(1.2)	–	–	(1.2)
Loss (gain) on sale of assets held for sale	4.2	(15.4)	–	(11.2)	–	–	–	–
Other	–	–	–	–	(0.4)	–	–	(0.4)
Income (loss) before income taxes	0.2	17.9	(2.1)	16.0	(25.3)	8.4	(10.4)	(27.3)
Income taxes								
Current	0.1	–	–	0.1	3.7	–	–	3.7
Future	(0.5)	6.1	–	5.6	2.3	2.9	–	5.2
	(0.4)	6.1	–	5.7	6.0	2.9	–	8.9
Income (loss) from discontinued operations	0.6	11.8	(2.1)	10.3	(31.3)	5.5	(10.4)	(36.2)

In millions of Canadian dollars, except per share data

8. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the consolidated statements of cash flows were as follows:

	2004	2003
Operating activities	7.1	45.3
Investing activities	(1.8)	(4.1)
Financing activities	(1.7)	(3.2)
Foreign exchange (gain) loss on cash held in foreign currencies	0.1	(2.4)
Cash flows from discontinued operations	3.7	35.6

The assets and liabilities have been segregated in the consolidated balance sheets and are reported as current and long-term assets held for sale and current liabilities related to assets held for sale.

The assets and related liabilities held for sale were as follows:

	2004	2003
Assets		
Current		
Cash and cash equivalents	–	8.8
Accounts receivable	–	28.5
Future income taxes	–	36.6
Fixed assets	–	14.0
Intangible assets	–	4.8
Goodwill	–	154.7
Other current assets	–	52.1
Less: write-down related to assets held for sale	–	(26.8)
	–	272.7
Intangible assets	–	13.1
	–	285.8
Liabilities		
Current		
Accounts payable and accrued liabilities	–	6.4
Deferred revenue	–	0.8
Current portion of long-term debt	–	0.5
	–	7.7
Shareholders' equity		
Capital stock[1]	–	10.1
	–	10.1

[1] As a result of the Company's plan to sell the U.S. Health operations, the final instalment of $10.1 million, due in June 2004, relating to the Associates for Healthcare (AHC) acquisition in June 2001, was no longer an obligation of the Company.

In millions of Canadian dollars, except per share data

9. Long-term debt

	2004	2003
Obligations under capital leases, secured by moveable hypothecs on the related equipment, bearing interest at a weighted-average rate of 10.0% (9.2% in 2003) and maturing on dates varying from February 2005 to May 2008 (Note 16)	14.8	22.5
Unsecured non-interest-bearing balance of sale, repayable in quarterly instalments of US$62,500 and maturing in September 2006	0.5	0.9
Unsecured non-interest-bearing balance of sale, repayable in annual instalments of $250,000 and maturing in July 2006	0.5	0.7
Term loans, secured by the underlying intangible assets, bearing interest at rates varying from 4.1% to 10.5%, repayable in monthly instalments in amounts ranging from $18,325 to $80,740 including capital and interest until September 2006	1.4	0.6
Unsecured term loan, bearing interest at 8.14% repaid in November 2004	–	2.7
Unsecured term loan with a financial institution, bearing interest at 9.25%, repaid in August 2004	–	1.7
	17.2	29.1
Less: current portion	8.3	17.4
	8.9	11.7

Minimum instalments on long-term debt, excluding obligations under capital leases (Note 16), are as follows:

2005	1.6
2006	0.8
2007	–
2008	–
2009	–

The Company has unsecured revolving bank credit facilities totalling $8.0 million. Funds advanced under these facilities are available at a Canadian bank prime rate, banker's acceptance rates plus 1%, U.S. base and LIBOR rates plus 1%. These facilities are renewable annually. At December 31, 2004, an amount of $4.3 million ($2.7 million in 2003), representing irrevocable letters of credit guaranteeing facility operating lease commitments, has been committed against these facilities.

In addition, the Company, through its recent acquisition of Gestion InfoPharm, has a secured line of credit of $0.6 million. Funds under this line of credit are available at a Canadian bank prime rate plus 0.5%. As at December 31, 2004, no amounts were used under this facility. Accounts receivable and certain assets of Gestion InfoPharm have been pledged as collateral under this line of credit.

The Company, through its recent acquisition of Gestion InfoPharm, assumed non-interest-bearing loans of $3.9 million. These loans are repayable in December 2005 and May 2006. Concurrently, the Company assumed matching notes bearing interest of 5.5% to 6.35% which mature in the amount and on the due dates above respectively, and have been pledged as security for the loans. As these pledged notes satisfy in full the required principal payments, the loans have been compensated and both the loans and the notes have been presented on a net basis on the Company's balance sheet.

In millions of Canadian dollars, except per share data

10. Equity components

Authorized

Unlimited number of shares without par value
Common shares, voting and participating
Preferred shares, issuable in series, non-voting, terms and conditions determinable at issuance

Issued

The stated capital stock is detailed as follows:

	Number	Issued and fully paid	Not issued and not fully paid	Options issued as part of acquisition	Total
Balance at December 31, 2002	101,896,418	$1,522.7	$34.0	$3.7	$1,560.4
Issue of common shares (a)	15,127	–	–	–	–
Issue of common shares (b)	1,059,284	6.9	(8.8)	–	(1.9)
Issue of common shares (c)	246,041	2.0	(13.6)	–	(11.6)
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies, Inc.	–	1.4	–	(1.6)	(0.2)
Balance at December 31, 2003	103,216,870	1,533.0	11.6	2.1	1,546.7
Issue of common shares (d)	19,642	–	–	–	–
Issue of common shares (e)	291,712	1.2	–	–	1.2
Issue of common shares (f)	–	–	(11.6)	–	(11.6)
Special cash distribution (g)	–	(150.0)	–	–	(150.0)
Reduction of stated capital (h)	–	(1,210.0)	–	–	(1,210.0)
Reduction of stated capital (i)	–	(175.8)	–	–	(175.8)
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies, Inc.	–	1.6	–	(2.1)	(0.5)
Balance at December 31, 2004	103,528,224	–	–	–	–

For the year ended December 31, 2003

(a) 15,127 stock options were exercised to purchase 15,127 common shares for cash consideration of $9,000.

(b) During the second and third quarter of 2003, 1,059,284 common shares, for a value of $6.9 million, were issued representing the second of three anniversary payments relating to the acquisition of AHC in June 2001, as per a new agreement entered into in June 2003. This new agreement splits the second anniversary payment into four equal monthly instalments, which commenced in June 2003. All other conditions pertaining to this new agreement remained unchanged relative to the original agreement. The Company exercised its option to settle a portion of the September instalment with a cash payment of US$0.8 million (C$1.1 million) and a future cash payment of US$0.8 million (C$1.1 million) payable on January 1, 2004. An amount of $0.8 million representing the difference between the then current share value and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(c) During the third quarter of 2003, 246,041 common shares for a value of $2.0 million were issued for the third and final instalment payment relating to the acquisition of Emergis Technologies, Inc. The Company settled 20% of the instalment balance with a cash payment of US$1.8 million (C$2.6 million). An amount of $9.0 million, representing the difference between the then current share value and the estimated share value at September 30, 2000, was attributed to contributed surplus.

In millions of Canadian dollars, except per share data

10. Equity components (continued)

For the year ended December 31, 2004

(d) 19,642 stock options were exercised to purchase 19,642 common shares for cash consideration of $14,000.

(e) 291,712 common shares were issued to the Company's employees as part of the employee share purchase plan.

(f) In the first quarter of 2004, the Company paid US$0.8 million (C$1.1 million) representing the final payment of the third instalment and extinguished the remaining amount payable of $10.1 million under the fourth instalment of the purchase price for the acquisition of AHC in June 2001 as this was no longer an obligation of the Company following the sale of the U.S. Health operations. An amount of $1.5 million, representing the difference between the share value in the first quarter of 2004 and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(g) On June 30, 2004, the Company paid a special cash distribution of $150 million, representing a reduction in the stated capital of common shares, to shareholders of record on June 25, 2004.

(h) On June 30, 2004, the Company reduced the stated capital of common shares in the amount of $1.21 billion. This amount was attributed to contributed surplus.

(i) On December 1, 2004, the Company reduced the stated capital of common shares to an amount of $1.00 in the aggregate, resulting in a reduction of stated capital of $175.8 million. This amount was attributed to contributed surplus.

Warrants

The Company issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The table below summarizes warrant activity.

	2004			2003		
	Number of warrants outstanding[1]	Number of warrants exercisable[1]	Weighted-average exercise price of warrants exercisable	Number of warrants outstanding[1]	Number of warrants exercisable[1]	Weighted-average exercise price of warrants exercisable
Outstanding, beginning of year	650,000	300,000	$ 47.24	900,000	550,000	$ 59.20
Expiration of warrants	(300,000)	(300,000)	47.24	(250,000)	(250,000)	73.55
Warrants that became exercisable	–	3,612	5.78	–	–	–
Outstanding, end of year	350,000	3,612	5.78	650,000	300,000	47.24

[1] Warrants are convertible into common shares of the Company on a 1:1 basis.

The non-exercisable warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at that time. All warrants expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

In millions of Canadian dollars, except per share data

10. Equity components (continued)

Contributed surplus

	2004	2003
Balance, beginning of year	76.8	66.4
Amount relating to the Emergis Technologies, Inc. acquisition (a)	–	9.0
Amount relating to the Emergis Technologies, Inc. acquisition (b)	–	0.2
Amount relating to the AHC acquisition (c) (d)	1.5	0.8
Reduction of stated capital (e)	1,210.0	–
Reduction of stated capital (f)	175.8	–
Amount related to stock-based compensation (g)	0.5	0.4
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies, Inc.	0.5	–
Balance, end of year	1,465.1	76.8

(a) During the third quarter of 2003, the Company settled 20% of the instalment balance relating to the acquisition of Emergis Technologies, Inc., in cash. An amount of $9.0 million, representing the difference between the then current share value and the estimated share value at September 30, 2000, was attributed to contributed surplus.

(b) Represents the impact of the cancelled options issued as part of the acquisition of Emergis Technologies, Inc.

(c) In the first quarter of 2004, the Company paid US$0.8 million (C$1.1 million) representing the final payment of the third installment and extinguished the remaining amount payable of $10.1 million under the fourth instalment, of the purchase price for the acquisition of AHC in June 2001, as this was no longer an obligation of the Company following the sale of its U.S. Health operations. An amount of $1.5 million, representing the difference between the share value in the first quarter of 2004 and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(d) During the third quarter of 2003, the Company exercised its option to settle the September instalment, relating to the acquisition of AHC, in cash. An amount of $0.8 million representing the difference between the share value and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(e) On June 30, 2004, the Company reduced the stated capital of common shares in the amount of $1.21 billion. This amount was attributed to contributed surplus.

(f) On December 1, 2004, the Company reduced the stated capital of common shares to an amount of $1.00 in the aggregate, resulting in a reduction of stated capital of $175.8 million. This amount was attributed to contributed surplus.

(g) For the year ended December 31, 2004, the Company expensed $0.5 million ($0.4 million in 2003) relating to stock options. This amount was attributed to contributed surplus.

In millions of Canadian dollars, except per share data

10. Equity components (continued)

Shareholder rights plan

On June 16, 2004, the Board of Directors approved a shareholder rights plan. The plan is designed to provide the shareholders and the Board of Directors adequate time to assess any unsolicited takeover bid for the Company and, where appropriate, gives the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a takeover bid.

The plan encourages a potential acquirer to make a takeover bid satisfying certain minimum standards designed to promote fairness, or obtain the concurrence of the Board of Directors. If a takeover bid fails to meet these minimum standards and the plan is not waived by the Board of Directors, the plan provides that shareholders, other than the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the acquirer to substantial dilution of its holdings.

The plan was approved by the shareholders at a meeting held on December 1, 2004.

The plan was not adopted in response to any specific proposal to acquire control of the Company. Furthermore the Board of Directors is not currently aware of any pending or threatened takeover bid. The plan is in effect for three years, with one renewal option, subject to shareholder approval.

11. Acquisitions

The Company acquired the following companies in 2004:

	WARE Solutions Corporation	Gestion InfoPharm Inc.	Tri-Comp Systems Ltd.	QS/1 Data Systems/ AH Computer Systems
Total purchase price allocated as follows:				
Current assets	0.7	3.0	1.2	–
Fixed assets	0.1	1.8	0.1	0.1
Intangible assets	–	0.3	0.6	–
Current liabilities	(0.3)	(0.8)	(0.6)	–
Deferred revenues	(0.3)	(1.7)	(0.5)	(0.1)
Long-term liabilities	(1.7)	(1.1)	(0.3)	–
Allocation of excess of purchase price:				
Acquired technologies	6.8	–	–	–
Customer relationships	–	6.5	1.6	1.4
Goodwill	–	6.2	2.8	–
Cost of acquisition	5.3	14.2	4.9	1.4

WARE Solutions Corporation

On January 15, 2004, the Company acquired all the issued and outstanding shares of WARE Solutions Corporation for cash consideration of $5.0 million. The Company also incurred transaction costs in the amount of $0.3 million in connection with the acquisition, relating mostly to professional fees. WARE Solutions Corporation offers web-based practice management software to health care providers, as well as claims processing and adjudication systems to payer organizations.

In millions of Canadian dollars, except per share data

11. Acquisitions (continued)

Gestion InfoPharm Inc.

On March 19, 2004, the Company acquired all the issued and outstanding shares of Gestion InfoPharm Inc. for initial cash consideration of $12.4 million, excluding a working capital adjustment of $0.2 million received in October 2004 and a hold-back of $1.5 million payable in March 2005. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition, relating mostly to professional fees. Gestion InfoPharm specializes in the design, development and marketing of dispensary and point-of-sale software solutions customized for pharmacies.

Tri-Comp Systems Ltd.

On March 22, 2004, the Company acquired all the issued and outstanding shares of Tri-Comp Systems Ltd. for cash consideration of $4.5 million. The Company also incurred transaction costs in the amount of $0.4 million in connection with the acquisition, relating mostly to professional fees. Tri-Comp Systems provides management software and point-of-sale systems to pharmacies.

QS/1 Data Systems Ltd. /AH Computer Systems (1988) Ltd.

On October 26, 2004, the Company purchased certain assets and assumed certain liabilities of QS/1 Data Systems Ltd. and AH Computer Systems (1988) Ltd. for cash consideration of $1.3 million. The Company also incurred transaction costs in the amount of $0.1 million in connection with this acquisition, relating mostly to professional fees. QS/1 Data Systems and AH Computer Systems provide pharmacy management software systems and related services to pharmacies in Canada.

All of the above acquisitions were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The allocation of purchase price to the acquired technologies and customer relationships is being amortized over a five-year period.

12. Restructuring and other charges

On November 1, 2004, the Board of Directors authorized the Company to proceed with a restructuring plan involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure to enable the Company to attain its profitability targets. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004.

In December 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. As a result of this approval, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax charge of $38.2 million for the year ended December 31, 2003.

The table below details the nature of the restructuring charges for the years ended December 31, 2004 and 2003.

	2004	2003
Employee severance and other employee costs	10.8	22.1
Facilities-related costs	6.8	-
Asset write-down	1.1	16.1
	18.7	38.2

In millions of Canadian dollars, except per share data
Years ended December 31

12. Restructuring and other charges (continued)

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at December 31, 2004.

	2004	2003 and 2002	Total
Balance, beginning of year	–	31.1	31.1
Charge during the year	17.6	–	17.6
Payments made during the year	(3.4)	(23.7)	(27.1)
Balance, end of year	14.2	7.4	21.6

The balance of the restructuring provision as at December 31, 2004 is $21.6 million of which $18.7 million is included in accounts payable and accrued liabilities and $2.9 million is included in long-term deferred credits and other.

13. Deferred revenue and deferred credits

In September 2003, the Company signed a new agreement with Freddie Mac under which the original marketing agreement signed in September 2002 was terminated. Under the terms of the new agreement, Freddie Mac paid US$30.5 million (C$41.2 million) to the Company in September 2003, representing an acceleration of previous financial commitments, a portion of which was used to fund vendor implementations. This amount was presented as deferred revenue on the balance sheet. The remaining portion, presented as deferred credits, was and continues to be used to complete development of the Company's eLending products, and assist in the deployment of eLending services.

In addition, in December, 2004, the Company reached an agreement with Bank of America to terminate their agreements for electronic invoice, presentment and payment and to provide for transition services in 2005. The Company received $4.2 million which has been included in deferred revenue and short-term deferred credits on the balance sheet.

14. Net loss per share

The reconciliation of diluted loss from continuing operations per share for the years ended December 31, 2004 and December 31, 2003 is presented below:

	2004			2003		
	Net loss (numerator)	Number of shares (denominator)	Per share amount	Net loss (numerator)	Number of shares (denominator)	Per share amount
Net loss from continuing operations attributable to common shareholders	$ (72.0)	103,353,095	$ (0.70)	$ (60.6)	102,464,835	$ (0.59)

In millions of Canadian dollars, except per share data

14. Net loss per share (continued)

The following securities were excluded from the calculation of diluted net earnings per share since the Company reported a net loss or a loss from continuing operations for all the periods shown below and the average market value of the underlying shares were less than the exercise price of the securities:

	2004 Number of shares	2003 Number of shares
Options	2,938,531	6,045,842
Common shares to be issued related to acquisitions	–	1,762,364
Warrants	350,000	650,000

15. Cash flow information

	2004	2003
Changes in working capital		
Accounts receivable	12.9	13.5
Other current assets	7.9	(12.0)
Accounts payable and accrued liabilities	(33.9)	35.4
Deferred revenue	(22.8)	7.0
Deferred credits	(4.8)	8.9
	(40.7)	52.8
Non-cash investing and financing activities		
Additions to fixed and intangible assets financed	6.3	13.4
Common shares issued related to acquisitions	–	2.0

16. Commitments and contingencies

Commitments

The Company has entered into operating and capital leases for the use of computer equipment and for its principal premises in Canada and the United States. The computer equipment leases are classified as capital leases. The leases expire on various dates, at which time the Company has the right, but not the obligation, to purchase the computer equipment.

In millions of Canadian dollars, except per share data

16. Commitments and contingencies (continued)

Minimum lease payments for capital and operating leases for the next five years are as follows:

	Capital leases	Operating leases
2005	7.7	12.3
2006	4.7	11.3
2007	3.3	9.1
2008	0.9	9.1
2009	–	7.6
Thereafter, until 2015	–	24.2
Total minimum lease payments	16.6	73.6
Interest included in minimum payments	1.8	–
Total	14.8	73.6

The Company has sublet to third parties a portion of its operating leases, for periods up to March 2011, totalling $17.9 million.

The Company had $55.6 million of funds in transit at December 31, 2004 ($53.5 million in 2003) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf, with an equal amount payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to the Company as it is not liable in favour of any party.

Contingencies

In the normal course of operations, the Company becomes involved in various claims and legal proceedings, contract terminations, acquisition adjustments, price disputes, product warranty recourses, commercial disputes, employee lay-off disputes and other employee-related disputes. While the final outcome with respect to claims and legal proceedings pending at December 31, 2004 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company's consolidated balance sheet or statement of earnings.

17. Income taxes

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 34.57% (35.22% in 2003) to the loss for the year. The reasons for the difference are as follows:

	2004	2003
Income tax recovery based on the statutory rate	(0.1)	(16.3)
Adjustments resulting from:		
Write-down of future income tax assets	56.0	18.4
Non-deductible interest with respect to loss monetization structure (Note 20)	5.3	12.7
Unrecorded temporary differences	11.0	9.7
Future income tax asset increase due to changes in future tax rates	–	(6.6)
Prior year's tax adjustments and assessments	0.1	(2.1)
Charges to discontinued operations	–	2.0
Foreign rate differential and other	(0.5)	(3.4)
	71.8	14.4

In millions of Canadian dollars, except per share data

17. Income taxes (continued)

The tax effects of temporary differences, which give rise to the future income tax asset (liability) at December 31, are as follows:

	Current		Long-term	
	2004	2003	2004	2003
Capital assets and intangibles	–	–	(1.7)	68.6
Investment tax credits	–	–	–	3.8
Other items	0.2	–	(0.4)	4.9
	0.2	–	(2.1)	77.3

During the year, the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets are no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004. An additional $11.0 million of tax-effected temporary differences, accumulated from May 31, 2004 to December 31, 2004, that would have given rise to a future income tax asset, have not been recorded.

During the year, the Company recorded $1.5 million of investment tax credits ($3.4 million in 2003) as a reduction of research and development expense in the statement of earnings. The Company also has a scientific research and experimental development tax pool balance of approximately $16.5 million ($12.3 million in 2003). This tax pool is available in future years as a reduction of taxable income.

As at December 31, 2004, the Company had total non-capital loss carry-forwards of approximately $48.0 million ($35.0 million in 2003). The non-capital loss carry-forwards expire in various years until 2024 and are subject to certain restrictions. In addition, the carrying value of depreciable assets for tax purposes exceeds the corresponding book value by approximately $127.0 million. No future income tax asset with respect to these non-capital losses and temporary differences has been reflected in the financial statements due to the uncertain nature of their future realization.

18. Foreign currency translation adjustment

Unrealized translation adjustments arise on the translation of foreign currency-denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange loss of $4.6 million existed at December 31, 2004, compared to a loss of $31.3 million at December 31, 2003. The decrease over 2003 is predominantly due to the realization of the losses relating to the sale of the U.S. Health operations.

19. Operating segment information

In December 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. Additionally, in June and July 2004, the Company completed the sale of its eSecurity and webdoxs operations, respectively. Accordingly, the Company has classified the U.S. Health, eSecurity, and webdoxs operations as discontinued operations. The U.S. Health operations were originally part of the Health segment, and the eSecurity and webdoxs operations were originally part of the Finance segment.

Additionally, as of January 1, 2004, the Company modified its corporate structure to separately disclose non-core operations which were originally included in the Finance and Health segments. The non-core operations include the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products. The Company has restated comparative results to reflect this change.

In millions of Canadian dollars, except per share data

19. Operating segment information (continued)

The table below shows the continuing operations and goodwill of each of the segments:

	Finance segment		Health segment		Non-core segment		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenue	108.0	118.4	70.9	56.9	39.6	108.7	218.5	284.0
Direct costs	19.0	22.8	18.0	14.5	15.9	42.5	52.9	79.8
Gross margin	89.0	95.6	52.9	42.4	23.7	66.2	165.6	204.2
EBITDA[1] pre-restructuring and other charges	10.2	(12.6)	9.9	8.5	11.4	17.8	31.5	13.7
Restructuring and other charges	(14.6)	(32.1)	(4.1)	(6.1)	–	–	(18.7)	(38.2)
EBITDA[1]	(4.4)	(44.7)	5.8	2.4	11.4	17.8	12.8	(24.5)
Goodwill as at December 31	14.0	14.9	32.6	23.7	–	–	46.6	38.6

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings (loss) before under-noted items in the statement of earnings.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations.

	2004	2003
Revenue		
Canada	180.3	234.7
United States	38.2	49.3
Total	218.5	284.0

Major customers

Two customers represented each more than 10% of continuing revenue in 2004: a former related party as described in Note 20 and a customer in the Finance segment, which represented 10.2% of such revenue. Except for this former related party, no single customer accounted for greater than 10% of total continuing revenue in 2003.

In millions of Canadian dollars, except per share data

20. Related-party transactions

On June 16, 2004, BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer parties related to the Company. The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the respective periods from continuing and discontinued operations. These transactions were measured at the exchange value, which is the amount established and agreed to by the related parties.

	2004	2003
Revenue[1]	25.9	91.4
Direct costs	22.4	63.9
Expenses	18.3	53.7
Interest income	6.4	16.0

[1] Includes services for resale to third parties and for internal use.

As part of the exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derived revenue from Bell Canada (included in the related-party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related-party amount). Included in related-party revenue is the amount derived directly from Bell Canada in the amount of $7.6 million for the year ended December 31, 2004 ($41.2 million for the year ended December 31, 2003). Under the distribution agreement, the amount derived from other customers with Bell Canada acting as a distribution agent is $24.3 million for the year ended December 31, 2004 ($57.4 million for the year ended December 31, 2003).

Included in direct costs and expenses is $26.4 million for the year ended December 31, 2004 ($82.3 million for the year ended December 31, 2003) related to the service agreement signed with Bell Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to agency revenue.

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004:

	2004	2003
Accounts receivable	–	10.1
Other current assets	–	16.0
Accounts payable and accrued liabilities	–	58.5
Deferred revenue	–	5.0

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of $21.7 million for the year ended December 31, 2004 ($52.2 million for the year ended December 31, 2003). The Company also incurred interest expense of $15.3 million for the year ended December 31, 2004 ($36.2 million for the year ended December 31, 2003). For income tax purposes, the $21.7 million of interest income for the year ended December 31, 2004 ($52.2 million for the year ended December 31, 2003) increases the taxable income of the Company and accelerates the use of the Company's tax attributes resulting in a $7.5 million reduction in future income tax assets in Canada for the year ended December 31, 2004 ($16.6 million for the year ended December 31, 2003).

In millions of Canadian dollars, except per share data

20. Related-party transactions (continued)

The net interest amount of $6.4 million for the year ended December 31, 2004 ($16.0 million for the year ended December 31, 2003) has been recorded as interest income.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan bearing interest at a rate of 5.235% in 2004 (5.567% in 2003). The loan was unsecured and subordinated, payable on demand and repayable at any time.

A wholly owned subsidiary of the Company then issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares were non-voting, cumulative, redeemable and retractable at any time. The dividend rate was 3.697% per annum in 2004 (3.859% in 2003). The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares were reset at the beginning of each year. The wholly owned subsidiary had loaned the preferred share issue proceeds of $1.0 billion to its parent company on an interest-free basis. This loan was payable on demand and repayable at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party was entitled to terminate these agreements at any time. In addition, the agreement was to be terminated in the event that BCE was no longer the controlling shareholder of the Company. This arrangement was therefore terminated on May 31, 2004 as a result of BCE's decision to sell its ownership interest in the Company.

The Company had the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada. This arrangement was terminated through the exercise of the legal right of offset on May 31, 2004. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis.

21. Government assistance

In 2004, the Company became eligible to receive a retroactive tax credit in the amount of $2.2 million from Investissement Québec relating to the period from June 23, 2003 to December 31, 2004. This credit is with respect to the relocation of Québec-based employees performing specified, qualifying activities to the Carrefour de la nouvelle économie of Longueuil, Québec. This amount has been recorded as a reduction of research and development expenses in the statement of earnings and has been classified under other current assets on the balance sheet.

22. Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, certain assets included in other current assets, and accounts payable and accrued liabilities approximate their carrying amount given that they will mature shortly. The fair value of the long-term debt approximates its carrying value. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.

23. Derivative financial instruments

The Company periodically uses derivative instruments to manage its exposure to foreign currency risk. The Company does not use derivative instruments for speculative purposes. The Company does not trade actively in derivative instruments, and therefore, is not exposed to any significant liquidity risks relating to them.

The only derivative instruments outstanding at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. At December 31, 2004, principal amounts to be received under these contracts are $30.3 million, whereas principal amounts to be paid under these contracts are US$25.0 million.

In millions of Canadian dollars, except per share data

23. Derivative financial instruments (continued)

The carrying value of all financial instruments approximates fair value, other than the financial instrument related to the options currently held in a public company by the Company's former U.S. Health subsidiary which is carried at a cost of approximately $10.0 million and for which the fair value currently is non-determinable. These options are currently the subject of a dispute between the Company's former subsidiary, BCE Emergis Corporation, and the grantors of these options (see Note 8). The financial instrument is classified under other current assets on the balance sheet.

24. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. These guarantees or indemnifications are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the counterparties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets, or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $157.7 million as at December 31, 2004, ($121.0 million as at December 31, 2003) except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. However, based on its experience, the Company believes that any potential payment will not be significant. The Company's representations and warranties exist for a period ending no later than December 31, 2005, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations, and for an amount of $0.3 million which exist for a period ending no later than May 28, 2007. An amount of $0.8 million (nil in 2003) has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

Other indemnification agreements

In addition, the Company provides indemnifications to counterparties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparties as a consequence of the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. While some of the agreements specify a maximum potential exposure based on fees paid by counterparties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the years ended December 31, 2004 and 2003. Historically, the Company has not made any significant payments under such indemnification agreements.

25. Subsequent events

On February 14, 2005, the Company announced its intention to initiate a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from February 16, 2005 to February 15, 2006.

Corporate governance

Governance is a matter which we take seriously. Both management and the Board of Directors of Emergis seek to attain high standards of corporate governance which are essential to the success of the Company and to the enhancement of shareholder value.

The increased focus on corporate governance by shareholders and regulatory authorities has resulted in new legislative requirements and policy guidelines. Emergis has followed these developments carefully.

We continue to review our corporate governance practices in light of developing requirements in this field. As new provisions come into effect, the Board will reassess its corporate governance practices and implement changes where appropriate.

Board structure

Your present Board is composed of eight members, all unrelated directors, with the sole exception of the President and Chief Executive Officer of the Company. The current size of the Board is well suited to the Company's circumstances and allows for its efficient functioning as a decision-making body.

Emergis continues to have a non-executive Chairman.The Board has overall responsibility for the supervision of the Company's affairs. Its duties include review and approval of the corporate strategy and, consequently, of the business plan and its key objectives, the annual budget and financial targets.

The Board has appointed two committees, each of which is constituted by its own charter, by which the Board delegates certain of its functions. Each committee is made up solely of unrelated directors. The Board and its committees may engage outside advisors at the expense of the Company. The two committees are:

The Human Resources and Corporate Governance Committee (HRCGC)

The HRCGC has broad responsibility to review any and all matters concerning human resources policy and employee relations, as well as corporate governance practices in general within Emergis, including the nomination of directors. The HRCGC consists of four outside and unrelated directors. This committee reviews and periodically reports to the Board on:

- Management performance, succession planning, as well as appointment, development and compensation of senior executives;
- The measurement of management's performance and compensation against the set objectives of the Company;
- The evaluation, identification and recommendation of new candidates for the Board of Directors;
- Directors' compensation;
- The overall effectiveness of the Board and its committees;
- The Company's ongoing corporate governance practices.

The Audit Committee

The Audit Committee's main objective is to provide an effective overview of the Company's financial reporting process and internal control functions. It is comprised of three outside and unrelated directors. All members of the Audit Committee have been determined by the Board to have the requisite level of financial literacy, this being the ability to fully understand balance sheets, income statements, cash flow statements and related notes to the consolidated financial statements. The committee has direct communication channels with the Company's auditors to discuss and review specific issues as appropriate.

The Audit Committee assists the Board in fulfilling its functions relating to:

- The integrity of the Company's financial statements and related information;
- The Company's compliance with applicable legal and regulatory requirements as well as business ethical standards;
- The independence, qualifications and appointment of the shareholders' auditors;
- The performance of the Company's internal auditor and shareholders' auditors;
- The management responsibility for financial disclosure and reporting on internal control;
- The risk management policies and procedures.

A Code of Business Conduct and related policies

Emergis has also developed a Code of Business Conduct and related policies to meet its commitment to ethical behavior of all Emergis employees, directors, officers and consultants.

The code goes beyond the requirements of the law, sets exemplary provisions for the general business conduct and provides rules and guidelines for ethical and legal behavior.

The Company has "whistleblower" procedures that enable an employee to anonymously report concerns that he or she may have regarding compliance with auditing and accounting matters.

The Disclosure Policy ensures that the Company's communications to the investment community, the media and the general public are timely, factual and accurate and that they are broadly disseminated to meet all legal requirements. Its goal is to raise awareness, among the Board of Directors, senior management and employees of Emergis' approach to disclosure, and to promote adequate and consistent disclosure practices. A disclosure committee comprised of management is responsible for administering and overseeing practices set forth in the policy.

Finally, as information and information systems are critical to Emergis' business, the Company's reputation is directly linked to the way in which both information and information systems are managed. Therefore, Emergis has established the Corporate Information Security Policy to maintain an adequate level of security, and the Corporate Privacy Policy to safeguard personal information in its possession.

Corporate information

As at March 7, 2005

Board of Directors

Chairman
Jean C. Monty[2]
Corporate director

Directors
Pierre Ducros[2]
President
P. Ducros & Associates Inc.

François Côté
President and Chief Executive Officer
Emergis Inc.

J. Spencer Lanthier[1]
Corporate director

Peter C. Maurice[2]
Corporate director

Eric Rosenfeld[1]
President and Chief Executive Officer
Crescendo Partners, L.P.

Calin Rovinescu[1]
Principal
Genuity Financial Group

Ron Zambonini[2]
Corporate director

[1] Member of the Audit Committee
[2] Member of the Human Resources and Corporate Governance Committee

Executive team

François Côté
President and Chief Executive Officer

Carlos Carreiro
Executive Vice-President, Service Delivery and Operations

Marc Filion
Executive Vice-President, Business Development and Corporate Strategy

Monique Mercier
Executive Vice-President, Law and Corporate Affairs

John Valentini
Chief Financial Officer

Corporate information
As at March 7, 2005

Share facts
The common shares of Emergis Inc. are listed on the Toronto Stock Exchange (TSX) under the symbol EME.

Emergis' shares are included in the S&P/TSX Composite Index.

Common shares outstanding: 103,532,349

2005 Annual meeting
The annual general meeting of Emergis Inc. will be held Tuesday, May 10, 2005 at 10 a.m. at the TSX Broadcast & Conference Centre in The Exchange Tower at 130 King Street West in Toronto, Ontario.

Shareholders are invited to attend in person or via webcast on our web site at www.emergis.com.

2005 Quarterly earnings release dates
First quarter: April 29, 2005
Second quarter: August 3, 2005
Third quarter: November 2, 2005
Fourth quarter: Mid-February, 2006

Transfer agent
CIBC Mellon Trust Company
Tel.: 1 800 387-0825
generalinquiries@cibcmellon.com

Investor relations
1000, rue de Sérigny, bureau 600
Longueuil, Québec J4K 5B1
CANADA
Tel.: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6807
ir@emergis.com

Visit the Investor Relations section on our web site at www.emergis.com

Pour obtenir un exemplaire du rapport annuel en français, veuillez communiquer avec le service des Relations avec les investisseurs.

Head office
1000, rue de Sérigny, bureau 600
Longueuil, Québec J4K 5B1
CANADA
Tel.: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6344

www.emergis.com

82-5206






Emergis

March 7, 2005

Dear Shareholder:

You are cordially invited to attend the 2005 Annual General Meeting of shareholders of Emergis Inc., which will take place on Tuesday, May 10, 2005, at the TSX Broadcast and Conference Centre, in Toronto, at 10 a.m. The Meeting gives you the opportunity to learn more about your Company and about its plans for the future. There will be an opportunity to ask questions and meet with management and the Board of Directors.

If you are unable to attend, you may listen to a live webcast of the Meeting at www.emergis.com.

At the Meeting, you will be asked to vote on a number of important matters. Please take the time to consider the information on these matters set out in the enclosed Notice of Annual Meeting and accompanying Circular.

Your vote is important. Please complete, sign and date the form of proxy and return it in the enclosed envelope, whether or not you plan to attend the Meeting. Returning the proxy will not limit your right to vote in person if you attend the Meeting.

If you have any questions regarding the matters to be dealt with at the Meeting or require additional copies of these documents, please call Emergis' transfer agent, CIBC Mellon Trust Company, at 1 800 387-0825 (toll free).

Yours sincerely,

Jean C. Monty
Chairman of the Board of Directors
Emergis Inc.

Emergis Inc.
1000 de Serigny
6th Floor
Longueuil, Québec J4K 5B1


Emergis

NOTICE OF 2005 ANNUAL GENERAL MEETING

You are invited to the 2005 Annual General Meeting of shareholders.

When
Tuesday, May 10, 2005 at 10:00 a.m. (Daylight Saving Time)

Where
TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario

What the Meeting is about:

- receiving the consolidated financial statements for the financial year ended December 31, 2004, together with the auditors' report thereon;
- electing Directors until the close of the next annual meeting;
- appointing auditors until the close of the next annual meeting;
- transacting such other business as may properly be brought before the Meeting or any adjournment thereof.

You are entitled to receive notice of and vote at the Meeting or any adjournment if you were an Emergis common shareholder on March 14, 2005.

By order of the Board of Directors,

Monique Mercier

Monique Mercier
Executive Vice-President, Law and
Corporate Affairs

Montréal, March 7, 2005

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the Meeting, registered shareholders who are unable to attend the Meeting should return their completed proxies to our transfer agent, CIBC Mellon Trust Company, before 4:45 p.m. (Daylight Saving Time), Monday, May 9, 2005 or, in the event that the Meeting is adjourned, by no later than 4:45 p.m. (Daylight Saving Time) on the business day prior to the day fixed for the adjourned meeting. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) on the INTERNET at www.eproxyvoting.com/emergis; (iii) by FAX at 1 866 781-3111 (toll-free within North America only); or (iv) by HAND DELIVERY to CIBC Mellon Trust Company at 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. **Please refer to the accompanying Management Proxy Circular for details.**

If you are not a registered shareholder **(i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Question No. 19 in the Management Proxy Circular, which explains how to vote your shares.**




Emergis

Emergis Inc.

This proxy is solicited by the Management of the Corporation for the Annual General Meeting of shareholders (the "Meeting") to be held on May 10, 2005

PLEASE COMPLETE, SIGN, DATE AND RETURN (See reverse side for voting options and instructions)

The undersigned shareholder of Emergis Inc. hereby appoints Jean Monty, or François Côté, or J. Spencer Lanthier, or Pierre Ducros, or instead of any of them, ... as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for the undersigned, in respect of all the common shares held by the undersigned, at the Meeting to be held at the TSX Broadcast and Conference Center, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada,on May 10, 2005 at 10:00 a.m. (Daylight Saving Time) or at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present, and hereby revokes any proxy previously given.

Without limiting the general authorization and powers hereby given, the said proxyholder is specifically directed to vote as follows:

1. Election of Directors

☐ **FOR each of the nominees listed below, except as noted to the contrary**

☐ **WITHHOLD vote for all nominees listed below**

FRANÇOIS CÔTÉ • PIERRE DUCROS • J. SPENCER LANTHIER • PETER MAURICE • JEAN MONTY • ERIC ROSENFELD • CALIN ROVINESCU • RON ZAMBONINI

(*Instructions:* *To withhold authority to vote for any individual nominee, strike the nominee's name in the list above*)

2. Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation

☐ **FOR**

☐ **WITHHOLD**

3. Vote at the discretion of such proxyholder in respect of amendments to the foregoing or on such other business as may properly come before the Meeting or any adjournment thereof.

____
Signature of shareholder

____
Name of shareholder (please print)

Dated ____________________, 2005

NOTES TO PROXY

1. **Shareholders have the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please strike out the above printed names, and insert the name of your chosen proxyholder in the space provided.**
2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, we may require documentation evidencing your power to sign the Proxy with signing capacity stated.
3. If this Proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
4. **The shares represented by this Proxy will be voted as directed by the holder; however, if such a specification is not made in respect of any matter, this Proxy will be voted FOR all items by the proxyholder indicated above.**


Emergis

VOTING OPTIONS AND INSTRUCTIONS

Options available to convey your voting instructions are further described in the Management Proxy Circular. They are:

1) vote by mail;
2) vote on the Internet;
3) vote by fax; or
4) vote by hand delivery.

1) VOTE BY MAIL
- Complete, sign and date the reverse hereof;
- Return this proxy by mail in the prepaid envelope provided.

2) VOTE ON THE INTERNET
- Go to the following web site: www.eproxyvoting.com/emergis;
- Enter your 13 digit CONTROL NUMBER and then follow the instructions on the screen.

3) VOTE BY FAX
- Complete, sign and date the reverse hereof;
- Forward it by fax to 1 866 781-3111 (toll free within North America only).

4) VOTE BY HAND DELIVERY
- Complete, sign and date the reverse hereof;
- Hand deliver this proxy at 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or 2001 University Street, Suite 1600, Montreal, Quebec, H3A 2A6.

Have this Proxy Form in hand when you call. Your 13 digit CONTROL NUMBER is located on this form below, on the left hand side.

An instrument of proxy, to be valid, must be deposited with the transfer agent and registrar of the Corporation, CIBC Mellon Trust Company, in all cases, not later than 4:45 p.m. (Daylight Saving Time) on Monday, May 9, 2005. For more details, please see the Management Proxy Circular.

Below you will find your personal CONTROL NUMBER. It is your **personal security code** and will be used to authenticate your voting instructions.

CONTROL NUMBER

ADDRESS

Tell us if you want to receive financial reports

Quarterly reports
To reduce costs and help protect the environment, we will not send Emergis' quarterly reports, unless you tell us that you want to receive them by checking the box below.

☐ Please send me Emergis' quarterly reports

If you do not check the box above or do not return this form, we will assume that you do not want to receive Emergis' quarterly reports.

Annual report
By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

☐ Please do not send me Emergis' annual financial statements and MD&A

If you do not check the box above or do not return this form, we will assume that you want to receive Emergis' annual financial statements and MD&A.

We will continue to send you the notice of annual shareholder meeting and management proxy circular and proxy form so you can vote your shares.

Do you wish to receive financial reports electronically?

If you have indicated above that you wish to receive quarterly reports and/or the annual report, please indicate in the consent attached whether you prefer to receive them electronically rather than by mail.


Emergis

NOTICE OF 2005 ANNUAL GENERAL MEETING

You are invited to the 2005 Annual General Meeting of shareholders.

When
Tuesday, May 10, 2005 at 10:00 a.m. (Daylight Saving Time)

Where
TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario

What the Meeting is about:

- receiving the consolidated financial statements for the financial year ended December 31, 2004, together with the auditors' report thereon;
- electing Directors until the close of the next annual meeting;
- appointing auditors until the close of the next annual meeting;
- transacting such other business as may properly be brought before the Meeting or any adjournment thereof.

You are entitled to receive notice of and vote at the Meeting or any adjournment if you were an Emergis common shareholder on March 14, 2005.

By order of the Board of Directors,

Monique Mercier
Executive Vice-President, Law and Corporate Affairs

Montréal, March 7, 2005

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the Meeting, registered shareholders who are unable to attend the Meeting should return their completed proxies to our transfer agent, CIBC Mellon Trust Company, before 4:45 p.m. (Daylight Saving Time), Monday, May 9, 2005 or, in the event that the Meeting is adjourned, by no later than 4:45 p.m. (Daylight Saving Time) on the business day prior to the day fixed for the adjourned meeting. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) on the INTERNET at www.eproxyvoting.com/emergis; (iii) by FAX at 1 866 781-3111 (toll-free within North America only); or (iv) by HAND DELIVERY to CIBC Mellon Trust Company at 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. **Please refer to the accompanying Management Proxy Circular for details.**

If you are not a registered shareholder **(i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Question No. 19 in the Management Proxy Circular, which explains how to vote your shares.**


Emergis

MANAGEMENT PROXY CIRCULAR DATED MARCH 7, 2005

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

In this document, "you" and "your" refer to the shareholders and "Emergis", the "Corporation" or "we", "us", "our" refer to Emergis Inc. The information in this document is at March 7, 2005, unless otherwise indicated. **To ensure representation of your shares at the meeting to be held in Toronto, Ontario, on Tuesday, May 10, 2005 (the "Meeting"),** PLEASE SELECT THE MOST CONVENIENT WAY FOR YOU TO EXPRESS YOUR VOTING INSTRUCTIONS (BY MAIL, ON THE INTERNET, BY FAX, HAND DELIVERY OR IN PERSON) AND FOLLOW THE RELEVANT INSTRUCTIONS. The following questions and answers provide guidance on how to vote your shares. **If you are not a registered shareholder, i.e. if your shares are held through a bank, trust company, securities broker or other nominee, please refer to Question No. 19, which explains how to vote your shares.**

1. **Q: WHOM CAN I CALL IF I REQUIRE ASSISTANCE IN COMPLETING MY PROXY FORM?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825.

2. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT MY SHAREHOLDINGS IN EMERGIS?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825 or your securities broker.

3. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT THE MATTERS BEFORE THIS MEETING?**
   A: Emergis Investor Relations at 450-928-6000.

4. **Q: WHO IS SOLICITING MY PROXY?**
   A: **The management of Emergis is soliciting your proxy.** Solicitation of proxies is undertaken by mail, by our employees or agents, and any costs thereof, which will be minimal, will be borne by us.

5. **Q: WHAT AM I VOTING ON?**
   A: **Two items: (1)** The election of Directors to the Board of Directors until the close of the next annual meeting and **(2)** the appointment of auditors until the close of the next annual meeting. Shares may be voted for or withheld from voting on the election of Directors and/or the appointment of auditors. **Our Board of Directors and management are recommending that shareholders vote FOR both items.**

6. **Q: WHAT IS THE REQUIRED APPROVAL LEVEL IN ORDER FOR THE RESOLUTIONS TO BE ADOPTED?**
   A: **The election of Directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person.**

7. **Q: WHO IS ENTITLED TO VOTE?**
   A: **Common shareholders as at the close of business on March 14, 2005** or their duly appointed representatives will be entitled to attend the Meeting or to register a vote.

   As at March 7, 2005, there were 103,532,349 common shares of the Corporation outstanding. Each common share entitles its holder to one vote.

8. **Q: BY WHEN MUST I VOTE?**
   A: **No later than 4:45 p.m. (Daylight Saving Time) on Monday, May 9, 2005** (if you do not attend the Meeting in person). All shares represented by proper proxies received by CIBC Mellon Trust Company, our transfer agent, prior to such time will be voted for or withheld from voting, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

9. **Q: WHAT HAPPENS IF I SIGN THE PROXY FORM AS DESCRIBED IN THIS MANAGEMENT PROXY CIRCULAR?**
   A: **Signing the enclosed proxy form (either in paper form or via the Internet with your control number) gives authority to Jean Monty, or François Côté, or J. Spencer Lanthier, or Pierre Ducros, all of whom are Directors, to vote your shares at the Meeting in accordance with the voting instructions you provide.** A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

10. **Q: CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?**
    A: **Yes. You have the right to appoint any other person, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to do so, please strike out those four**

printed names appearing on the proxy form and insert the name of your proxyholder in the space indicated or, if you are voting on the Internet, follow the instructions provided on the screen. IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF CIBC MELLON TRUST COMPANY.

11. **Q: HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?**

    A: The persons named in the proxy form must vote or withhold from voting your shares in accordance with your instructions on the proxy form. In the absence of such instructions, however, your shares will be voted FOR the election of the nominees to the Board of Directors proposed by Management in this Management Proxy Circular, FOR the appointment of Deloitte & Touche LLP as auditors and FOR management's proposals generally.

12. **Q: IF I CHANGE MY MIND, CAN I REVOKE MY PROXY ONCE I HAVE SUBMITTED IT?**

    A: Yes. A shareholder who has voted by proxy may revoke it by voting again in any manner (mail, internet, fax, or hand delivery). In addition, you may revoke a voted proxy by depositing an instrument in writing, which includes another proxy form with a later date, executed by you or by your representative authorized in writing, with CIBC Mellon Trust Company at 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6, at any time before 4:45 p.m. (Daylight Saving Time) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. You may also revoke a proxy in any other manner permitted by law.

    It should be noted that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by you in respect of business covered by that vote.

13. **Q: WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF MY CORPORATION?**

    A: If the shares are registered in more than one name, all those registered should sign the proxy form (whether in paper form or via the internet). If the shares are registered in the name of your corporation or any name other than yours, we may require documentation proving your authority to sign the proxy form.

14. **Q: WHAT IF AMENDMENTS ARE MADE TO THE MATTERS DESCRIBED IN THIS CIRCULAR OR OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?**

    A: The person(s) named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of 2005 Annual General Meeting and to other matters which may validly be brought before the Meeting. As of the date of this Management Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters are validly brought before the Meeting, the person(s) named in the proxy form will vote on them in accordance with their best judgment.

15. **Q: IS MY VOTE CONFIDENTIAL?**

    A: Yes. CIBC Mellon Trust Company counts and tabulates the proxies. This is done independently to preserve the confidentiality of individual shareholders' votes. Proxies are referred to us only in cases where you clearly intend to communicate with management by making a written statement on the proxy form or in the event questions arise as to the validity of a proxy or when it is necessary to do so to meet the requirements of applicable law.

16. **Q: HOW CAN I CONTACT THE TRANSFER AGENT?**

    A: You can contact the transfer agent by mail at:

    CIBC Mellon Trust Company
    P.O. Box 7010 STN Adelaide
    Toronto, Ontario
    M5C 2W9

    or in person:
    Toronto: 320 Bay Street, 3rd Floor
    Montréal: 2001 University Street, Suite 1600

    or by email:
    generalinquiries@cibcmellon.com

    or by phone:
    at 1 800 387-0825
    (toll-free within North America only)

    or by fax:
    at 416 643-5660 or at 416 643-3135

17. **Q: WHO ARE THE PRINCIPAL SHAREHOLDERS OF THE CORPORATION?**

    A: To the knowledge of our Directors and Officers, the only persons who beneficially own or exercise control or direction over more than 10 percent of our issued and outstanding common shares as at March 7, 2005 are: Crescendo Partners II L.P. Series M which

owned 13,649,300 common shares representing approximately 13.2 percent of our issued and outstanding common shares at such date; and Letko Brosseau & Associates Inc. which we believe exercises control or direction over 13,757,025 common shares representing approximately 13.3 percent of our issued and outstanding common shares at such date. In addition, Mr. Eric Rosenfeld, one of our Directors and the President and Chief Executive Officer of Crescendo Partners, L.P., also owned 190,400 common shares as at March 7, 2005.

VOTING BY REGISTERED SHAREHOLDERS

You are a registered shareholder if your name appears on your share certificate.

18. Q: HOW DO I VOTE?
    A: YOU MAY VOTE BY PROXY OR IN PERSON AT THE MEETING.

(1) BY PROXY

You have three ways of voting by proxy:

(a) by fax

By completing and signing the enclosed proxy form and forwarding it by fax to 1 866 781-3111 (toll-free within North America only).

IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME I.E., IF THEY ARE HELD THROUGH A BANK, TRUST COMPANY, SECURITIES BROKER OR OTHER NOMINEE, DO NOT USE THE ABOVE FAX NUMBER AS IT IS ONLY PROVIDED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR NOMINEE (SEE QUESTION NO. 19).

(b) on the internet

Go to the following website: www.eproxyvoting.com/emergis. Enter your CONTROL NUMBER which you will find on the enclosed proxy form. Follow voting instructions on the screen to complete, sign and return your proxy form.

(c) by mail or by hand delivery

By completing and signing the enclosed proxy form and returning it by mail in the prepaid envelope provided, or by delivering it by hand to one of the following addresses: 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6.

(2) BY ATTENDING THE MEETING IN PERSON

Registered shareholders simply have to present themselves to a representative of CIBC Mellon Trust Company at the Meeting. If you wish to vote in person at the Meeting, you may still return the proxy form as your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy which was previously sent. Thus, returning a proxy form in advance does not preclude you from attending the Meeting in person. If you do not wish to attend the Meeting or do not wish to vote in person, your common shares will be voted for or withheld from voting in accordance with your instructions on the proxy form. Persons who are not shareholders may be admitted subject to the discretion of the Chairman of the Meeting and subject to any space constraints after presenting themselves to a representative of CIBC Mellon Trust Company. Non-registered shareholders wishing to attend the Meeting should refer to Question No. 19.

VOTING BY NON-REGISTERED SHAREHOLDERS

You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other nominee. For most of you, the proxy form or voting instructions form sent or to be sent by your nominee indicates whether you are a non-registered (or beneficial) shareholder.

19. Q: HOW DO I VOTE?
    A: (1) **BY PROVIDING VOTING INSTRUCTIONS TO YOUR NOMINEE.** Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. Every nominee has its own voting procedures and provides its own voting instructions, which should be carefully followed if you are a non-registered shareholder to ensure that your shares are voted at the Meeting. These procedures generally allow voting by telephone, on the internet, by mail or by fax. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME, DO NOT USE THE FAX NUMBER OR THE WEBSITE ADDRESS PROVIDED HEREIN TO VOTE, AS THESE COORDINATES ARE ONLY VALID FOR REGISTERED SHAREHOLDERS.

(2) **BY ATTENDING THE MEETING IN PERSON.** We do not have access to the names of our non-registered shareholders. Therefore, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee. Non-registered shareholders who instruct their nominee to appoint

themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon Trust Company. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

ELECTRONIC DELIVERY

20. Q: WHAT IS ELECTRONIC DELIVERY?

A: A voluntary program that notifies participating registered shareholders by email that documents which must be delivered pursuant to securities legislation are available on our website. Every year, we deliver documentation to our shareholders, such as this Management Proxy Circular and our annual report, that must be delivered to shareholders of a public company by law. We wish to make this process more convenient for our shareholders and therefore propose that if you so wish, you will be notified by email when our documentation is posted on our website (www.emergis.com/en/investors).

Accordingly, such documentation will not be sent in paper form by mail. We believe that electronic delivery will benefit the environment and reduce our costs.

21. Q: AM I OBLIGED TO CONSENT TO ELECTRONIC DELIVERY?

A: No. Electronic delivery is voluntary. If, as a registered shareholder, you do not consent to being notified by email that documentation is available on our website, you will continue to receive such documentation by mail.

22. Q: IF I CHOOSE ELECTRONIC DELIVERY, WHEN WILL IT BECOME EFFECTIVE?

A: If you choose electronic delivery, you will be notified by email of the availability on our website (www.emergis.com/en/investors) of documentation starting with the second quarter of 2005.

23. Q: HOW CAN I CHOOSE ELECTRONIC DELIVERY?

A: (1) If you are a registered shareholder, by completing and returning the accompanying form entitled Consent to Electronic Delivery of Documents for Registered Shareholders of Emergis Inc. to our transfer agent CIBC Mellon Trust Company by mail in the enclosed prepaid envelope or by fax at 416 643-3136; **(2) if you are a non-registered shareholder,** by following the instructions provided by your nominee.

24. Q: CAN I DECLINE TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS?

A: You will have received with this Management Proxy Circular a form through which you can specify whether you wish to continue to receive our annual financial statements, interim financial statements and related Management's Discussion and Analysis. Beneficial shareholders who wish to continue to receive either the annual financial statements or the interim financial statements or both and related Management's Discussion and Analysis must complete and return a form sent by, or on behalf of their nominee. Otherwise you will be deemed to have elected not to receive these documents. Registered shareholders will continue to receive the annual financial statements and related Management's Discussion and Analysis unless they complete and return this form indicating expressly that they do not wish to receive the annual financial statements and related Management's Discussion and Analysis. For interim financial statements and related Management's Discussion and Analysis, on the contrary, if, as a registered shareholder, you do not complete the form, you will be deemed to have elected not to receive them.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of 2005 Annual General Meeting)

PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2004, and the report of the auditors thereon will be placed before the Meeting. The consolidated financial statements are included in our 2004 Annual Report.

ELECTION OF DIRECTORS (see ITEM 1 on proxy form)

Eight Directors are to be elected to hold office until the close of the next annual meeting of shareholders. All nominees have formally established their eligibility and willingness to serve as Directors.

Our Board held 22 meetings in 2004 and standing committees of the Board met 23 times during the year. Each Director who is currently standing for re-election attended at least 87 percent of the combined meetings of the Board and of the standing committees on which they served. The overall attendance by our nominees for election as Directors at both Board and standing committee meetings, since the date of their respective election, was 92 percent.

Except where authority to vote on the election of one or more nominees as Directors is withheld, the persons named in the enclosed proxy form intend to vote FOR the election of the persons nominated in this Circular. If prior to the Meeting, any of the nominees should become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion to vote for a properly qualified substitute.

APPOINTMENT OF AUDITORS (see ITEM 2 on proxy form)

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors until the close of the next annual meeting. **The Board of Directors recommends that Deloitte & Touche LLP, Chartered Accountants, be re-appointed as auditors.**

Deloitte & Touche LLP have been our auditors since May 10, 2000. Prior to that, Raymond Chabot Grant Thornton, Chartered Accountants, had been our auditors since 1988.

The persons named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors unless the holder of common shares who has given such proxy has directed that the common shares be withheld from voting.

The following table sets for the fees paid by Emergis and our subsidiaries to Deloitte & Touche LLP for services rendered in the past two years:

Deloitte & Touche LLP	2004	2003
Audit fees	$1,287,926	$1,111,171
Audit-related fees	$ 877,022	$1,062,808
Tax fees	$ 196,420	$ 426,518
	$2,361,368	$2,600,497

Audit fees paid to Deloitte & Touche LLP are for the audit and review of our financial statements and other services in connection with our statutory and regulatory filings.

Audit-related fees paid to Deloitte & Touche LLP include fees relating to various audits regarding internal controls and benefit plans as well as special audits in connection with the sale of the Corporation's wholly owned subsidiaries in the United States, namely BCE Emergis Corporation and National Health Services, Inc. Such fees also include fees relating to translation services for our annual and interim financial disclosure documents.

The audit-related fees in 2004 do not include an amount of $549,450 for specific audits related to BCE Emergis Corporation, which have been reimbursed to us by MultiPlan, Inc., the acquiror of the shares of BCE Emergis Corporation, pursuant to the terms of the share purchase agreement.

Tax fees include fees relating to tax compliance, commodity tax advice and review of executives' tax returns for purposes of BCE Inc.'s conflict of interest policy.

OTHER BUSINESS

The Chairman of the Meeting will invite management to report on recent events of significance to us and on other matters of interest to the shareholders and will invite questions and comments from you.

NOMINEES FOR ELECTION AS DIRECTORS

The following table and the notes thereto list for each person proposed for election as Director the name, principal occupation or major positions and offices with us and our affiliates, the length of service as a Director, the number of common shares of Emergis he beneficially owns, controls or directs and the number of Emergis share units, share rights and stock options he holds.

Name and principal occupation	Director since	Holdings[(1)(2)(3)]	
PIERRE DUCROS *Montréal, Québec, Canada* Corporate Director *Chairman, Human Resources and Corporate Governance Committee* Director of Cognos Inc., Manulife Financial, 3Soft Inc., nStein Technologies Inc., and eNGENUITY Technologies Inc.	January 1997	Emergis common Emergis share units	30,000 33,942
FRANÇOIS CÔTÉ *Montréal, Québec, Canada* President and Chief Executive Officer of Emergis	November 2004	Emergis common Emergis share rights Emergis stock options	800 70,434 50,000
J. SPENCER LANTHIER *Toronto, Ontario, Canada* Corporate Director *Chairman, Audit Committee* Director of TSX Group Inc., Bank of Canada, Gerdau Ameristeel Inc., Ellis-Don Inc., Intertape Polymer Group Inc., Zarlink Inc., and Torstar Corporation	February 2003	Emergis common Emergis share units	10,000 9,859
PETER C. MAURICE *Toronto, Ontario, Canada* Corporate Director *Member, Human Resources and Corporate Governance Committee* Vice-Chairman of London Economic Development Corporation, Director of Dofasco Inc. and LARG*net (London regional high-speed network)	June 2004	Emergis common Emergis share units	40,000 8,077

JEAN MONTY *Montréal, Québec, Canada* Corporate Director *Chairman, Board of Directors* *Member, Human Resources and Corporate Governance Committee* Director and Vice-Chairman of Centria Inc., Director, Chairman and Chief Executive Officer of Contramax Capital Inc., Director of Bombardier Inc. and Fiera Capital Inc.	June 2004	Emergis common	3,000,000
ERIC ROSENFELD *Harrison, N.Y., U.S.A.* President and Chief Executive Officer of Crescendo Partners, L.P. (an investment firm) *Member, Audit Committee* Chairman, Chief Executive Officer and President of Arpeggio Acquisition Corporation, Director of Sierra Systems Group Inc., Hip Interactive Corp and CPI Aero Inc.	July 2004	Emergis common[4] Emergis share units	190,400 8,501
CALIN ROVINESCU *Montréal, Québec, Canada* Principal of Genuity Financial Group (a financial services company) *Member, Audit Committee*	June 2004	Emergis common Emergis share units	800 9,844
RON ZAMBONINI *Ottawa, Ontario, Canada* Corporate Director *Member, Human Resources and Corporate Governance Committee* Director of Reynolds & Reynolds, Chairman of the Board of Cognos Inc.	June 2004	Emergis share units	7,397

(1) As we have no knowledge of the number of common shares beneficially owned, controlled or directed by each proposed nominee, the information has been furnished by the respective nominees individually.

(2) Each Emergis share unit is equivalent in value to one Emergis common share. Share units are governed by the Directors' Share Unit Plan. For details, refer to "Directors' and Officers' Compensation - Compensation of Directors - Directors' Share Unit Plan" in this Circular.

(3) Each Emergis share right gives the right to the holder to receive a common share of Emergis after a specified vesting condition is met. For details, refer to "Directors' and Officers' Compensation - Report on Executive Compensation - Long-Term Compensation - Share Rights' Plan" in this Circular.

(4) Mr. Rosenfeld is President and Chief Executive Officer of Crescendo Partners, L.P., which is an affiliate of Crescendo Partners II L.P. Series M which owns 13,649,300 common shares of Emergis representing approximately 13.2% of our issued and outstanding common shares.

During the last five years, all the nominees for election as Directors, except as indicated below, have held the principal occupation identified above or have been engaged in other executive capacities with the companies indicated opposite their names or with one of their respective affiliates, or were elected to their present term of office by a vote of our shareholders at a meeting, the notice of which was accompanied by a management proxy circular containing information on their principal occupations during the preceding five years.

Mr. Jean Monty was Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises Inc. (BCE Inc.) from April 2000 to April 2002. Prior to that date, he held the position of Vice-Chairman and Chief Executive Officer of Nortel Networks Corporation. He was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

Mr. Peter C. Maurice held increasingly senior positions at Canada Trust, culminating in his appointment as President and Chief Executive Officer in 1990. Mr. Maurice retired as Vice-Chairman of CT Financial Services in 1998. He was a director of Silcorp Ltd. which filed for protection in 1993 under the Companies' Creditors Arrangement Act (the "CCAA").

Mr. Calin Rovinescu served as Executive Vice-President of Air Canada from April 2000 to April 2004 as well as Air Canada's Chief Restructuring Officer from April 2003 to April 2004. Prior to joining Air Canada, Mr. Rovinescu was Managing Partner of the law firm Stikeman Elliott in Montréal. Air Canada filed for protection under the CCAA on April 1, 2003 and emerged on September 30, 2004.

Mr. Ron Zambonini was President and Chief Executive Officer of Cognos Inc., a provider of business intelligence software solutions, from 1995 to June 2004.

For information with respect to **Mr. Côté**'s principal occupations over the last five years, see note 1 to the Summary Compensation Table under "Directors' and Officers' Compensation - Executive Compensation" in this Circular.

DIRECTORS' AND OFFICERS' COMPENSATION

Report on Executive Compensation

Compensation Philosophy

The objectives of our executive compensation programs are to assist in attracting and retaining executives in the technology industry and motivating them to achieve performance objectives consistent with creating shareholder value and advancing our corporate success.

The Human Resources and Corporate Governance Committee (the "**HRCGC**" or the "**Committee**") is responsible for the administration and the periodic assessment of our executive compensation policy and programs to ensure they continue to be effective in meeting the above objectives. Therefore, following the sale by BCE Inc. of its interest in Emergis in June 2004, this Committee re-examined our compensation policy and programs based on the strategic review of the business. As a result, at the end of 2004, we revised our total compensation offering to emphasize the alignment with shareholders' interests and focus on shareholder value creation by replacing stock option grants with a restricted stock incentive plan. Thus, effective 2005, executives will be entitled to annual incentive awards payable in cash and restricted stock. The restricted stock incentive plan represents a medium to long-term incentive program designed to align the interests of our Corporation's executives with those of our shareholders through the ownership of shares, and to enhance our ability to attract, motivate and retain key executives. At the same time, the design of the plan supports a philosophy of linking a significant portion of executives' total compensation to corporate results.

This Committee is also responsible for the annual compensation review of the President and Chief Executive Officer and other senior executives. The HRCGC reports and makes recommendations on executive compensation matters to the Board of Directors.

In this document, our senior executives whose compensation is set forth under the Summary Compensation Table are referred to as the "**Named Executive Officers**".

Composition of the Human Resources and Corporate Governance Committee

As of March 7, 2005, the members of this Committee were Messrs. Pierre Ducros, Peter Maurice, Jean Monty and Ron Zambonini. Mr. Ducros is the Chairman of the HRCGC.

From January 1, 2004 to May 10, 2004, the members of the HRCGC were Messrs. C. Wesley Scott (Chairman), Pierre Ducros, Robert Kearney and Michael Sabia. Mr. William D. Anderson joined the HRCGC from April 1, 2004 to May 10, 2004. Following the annual shareholders' meeting on May 11, 2004, the members of the HRCGC were Messrs. Ducros (Chairman), Kearney and Lanthier. On June 15, 2004, Messrs. Monty and Zambonini joined the HRCGC. Messrs. Kearney and Lanthier left the HRCGC on July 27, 2004 following the appointment of Mr. Maurice.

Total Compensation

For the year 2004, total compensation, comprising base salary, annual short-term incentive awards, stock options as long-term incentives, benefits, and perquisites, was established based on a group of approximately 25 Canadian and U.S. technology companies, which were in most cases publicly traded and had a wide range of revenue levels. The results of the analysis were adjusted to reflect a comparable range of our revenue levels at that time. Base salaries for Canadian executives were positioned at the median of the Canadian market, whereas their annual short-term incentives were positioned at the median of the U.S. market, and stock options at the median of the combined Canadian and U.S. markets. For U.S. executives, all these components were positioned at the median of the U.S. market. Benefit and perquisite levels for Canadian and U.S. executives were positioned around the median of the Canadian and U.S. markets, respectively.

Consistent with this policy, the base salary of Mr. Gaffney was set at $463,500 for 2004 until his departure on November 1, 2004.

Following the review of our total compensation policy and programs at the end of 2004, we have revised our compensation policy, comparator group, as well as positioning of certain compensation elements for our executives. Effective 2005, our total compensation policy reflects an adjusted revenue level which corresponds to our current level of revenue and is based on a group of 50 Canadian and U.S. technology companies that were selected on the basis of being providers of e-business, software and wireless application solutions and professional services. Most of these companies are publicly traded and their 2003 revenue levels range from $40 million CAD to $1.7 billion CAD, with a median of $300 million CAD. The results of our competitive market analysis using this comparator group were then adjusted to our current level of revenue.

Base salaries of Canadian executives continue to be positioned at the median of the Canadian market, whereas annual short-term incentives and long-term incentives are positioned at the median of the combined Canadian and U.S. markets. There is no change to the competitive market positioning for benefits and perquisites, as well as for U.S. executives. Accordingly, our salary structure for 2005 was revised downward in order to reposition total compensation in line with our objectives. The base salaries of all executives were frozen for the year 2005.

Mr. Côté was hired as President and Chief Executive Officer on November 1, 2004 and his base salary was fixed at $300,000 for 2004 and 2005, in line with our revised compensation policy.

Annual Short-term Incentive Awards

For 2004, the size of the total annual short-term incentive awards was based upon (i) company, (ii) team, and (iii) individual performance factors. The company and team performance factors were assessed on the basis of quantifiable financial and customer satisfaction targets, attainment of which was measured at company level for the company factor and team level for the team factor. Quantifiable financial targets included revenue (35% weight) and EBITDA (50% weight). Customer satisfaction (15% weight) was measured based upon the results of a Customer Value Index survey conducted by an independent third party. There was a minimum EBITDA level set to allow for bonus payouts. The individual factor was evaluated on the basis of individual objectives set at the beginning of the year and on key competencies.

The calculation of each individual award was derived from a formula, which added the company performance factor (50%) and the team factor (50%). The results were then multiplied by the individual performance factor. For executives, the team factor represented a weighted average of the performances of the various lines of business.

Target annual short-term incentive awards for the executive group ranged from 30% to 70% of base salaries (except for our recently appointed President and Chief Executive Officer - see below). Actual awards could vary between zero and a maximum of twice the target award according to the achievement of the above factors.

At the end of 2004, as part of the overall total compensation policy review, this Committee adopted a new incentive plan, which combines short and long-term incentive elements of total compensation and replaces annual stock option grants with grants of restricted stock or share rights. Effective 2005, the incentive targets for executives will range from 50% to 110% of base salaries with a portion payable in cash and a portion payable in share rights. Upon his appointment as President and Chief Executive Officer, Mr. Côté's target for 2004 was set consistent with this new policy at 110% of his base salary, with 50% payable in cash and 60% payable in share rights.

For 2004, the actual awards ranged from 79% to 91% of target for the Named Executive Officers based on the attainment of the company, team and individual targets. Mr. Côté received an award of $40,108 (or 79% of his target) on the basis of almost meeting the corporate EBITDA target and exceeding the customer satisfaction target. These achievements were mitigated by the fact that the revenue target was not met. This award for Mr. Côté was calculated on the salary he earned in 2004 as President and Chief Executive Officer. He received $18,231 in cash and $21,877 in share rights (equal to 6,434 share rights), which will vest on February 1, 2007 (see "Long-term Compensation - Share Rights' Plan" in this Circular for details).

The new incentive plan for 2005 provides for a cash portion to be based on a profit incentive formula where a certain percent of EBITDA above a set threshold for the year will be allocated to a fixed bonus pool. There are two levels for the pool - the first one is shared by all employees and the second one is shared only by employees with an exceptional performance rating if EBITDA exceeds a set amount. The bonus pool is distributed according to individual performance.

For 2005 and beyond, the restricted stock component will be paid according to a new restricted stock incentive program, which is based on company and individual performance. The company performance is assessed on the basis of quantifiable financial and customer satisfaction targets. Quantifiable financial targets include revenue (30% weight) and EBITDA (50% weight). Customer satisfaction (20% weight) is measured based upon the results of the Customer Value Index. There is a minimum EBITDA level set to allow for incentive payouts. The individual factor is evaluated on the basis of individual objectives set at the beginning of the year. Each of the executives has defined strategic and financial targets set for the

year. The objectives of Mr. Côté are set and reviewed by this Committee and the Board. Based on the achievement of the above targets, this Committee will determine the size of the restricted stock incentive awards. The calculation of each individual award will be based on a formula, which adds the company performance factor (60%) and the individual factor (40%). Actual awards may vary between zero and a maximum of twice the target award according to the achievement of the above targets. The incentives under this plan are paid out in share rights vesting fully two (2) years from the date of grant according to the Share Rights' Plan (see "Long-term Compensation - Share Rights' Plan" below).

In addition, special short-term incentive awards may be granted either based on contractual commitments which are usually dependent on the achievement of certain objectives or to recognize the exceptional contribution of an executive. In 2004, selected Named Executive Officers received special bonuses for their contribution related to the closing of certain transactions (refer to "Directors' and Officers' Compensation -Executive Compensation - Summary Compensation Table" in this Circular for details).

Long-term Compensation

Stock Option Plan

We have a Stock Option Plan (the "**Plan**" for the benefit of our employees who, in the opinion of the Board of Directors, are contributing to our success. The exercise price of an option granted under the Plan cannot be less than the closing price of our common shares on the Toronto Stock Exchange (the "**TSX**") on the last trading day prior to the effective date of the grant of the option, and is payable in full upon exercise, except in connection with options of acquired businesses which may be converted into options to purchase Emergis common shares, with the exercise price set in order to maintain the optionees' economic position, which may result in an exercise price lower than the then market price for Emergis common shares.

The period during which options may be exercised is six years from the date of their grant (the "**Option Period**"), except as shortened by the participant's ceasing to be an employee, as the case may be. Options granted before December 14, 1999 vest over five years as follows: as of the first anniversary of a grant of an option, and in each year thereafter during the Option Period, the option may be exercised as to 20 per cent of the total number of shares optioned, with exercise rights being cumulative from year to year. Options granted on or after December 14, 1999 vest over four years as follows: as to 25 per cent two years after the date of the grant, as to 75 per cent three years after the date of the grant, and as to 100 per cent four years after the date of the grant. Notwithstanding the foregoing, in the event of a change of control of the Corporation, all outstanding options would vest and participants would have the right to exercise the entire unexercised portion of their options. However, for options granted after July 24, 2001, such accelerated vesting would occur only if the participant's services are terminated, other than for cause, or by the participant for a valid reason, within a certain period after the change of control. On June 10, 2002, special options were granted to 38 key employees for retention purposes and in connection with the execution of the revised business plan. These options vest entirely three years after the grant date.

Rights under the Plan are not transferable except as provided in the Plan in the case of death, and during the life of a participant any rights may be exercised only by that participant.

A participant cannot hold options on more than 5% of the outstanding shares of the Corporation. In the event that a participant's employment with the Corporation is terminated for any reason whatsoever, including death during the Option Period, all unvested options held by the participant as of the date of employment termination are forfeited on such date, unless this Committee decides otherwise.

This Committee has the right to interpret the Plan and may from time to time establish, amend or rescind rules and regulations required for carrying out the Plan. The Board of Directors has the right to amend, modify or terminate the Plan at any time and when it is advisable in the absolute discretion of the Board of Directors. However, any amendment of the Plan which would a) materially increase the benefits under the Plan, b) materially increase the number of shares which would be issued under the Plan, or c) materially modify the requirements as to eligibility for participation in the Plan can be effective only upon the approval of our shareholders.

From 2000 to 2004, the executive compensation policy contemplated the grant of stock options at the time of hire and annually. Under the policy, the annual stock option awards were granted at the beginning of a financial year, and stock option awards varied according to (i) salary and responsibility level (target grant) and (ii) individual performance during the previous financial year (performance grant). In recommending grants of options, this Committee did not generally take the value of outstanding options into consideration. Under the compensation policy effective 2005, the annual stock option grants are replaced by awards of restricted stock and stock options granted at the time of hire are discontinued. All outstanding stock options held by employees continue to vest according to their respective schedules.

On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. This amount was based on a calculation agreed upon between the Corporation and the TSX taking into account the average trading price of the Corporation's shares before and after June 23, 2004, being the record date for the one-time special cash distribution.

With respect to options granted on or after July 24, 2001, the Plan provides that if there occurs a "Change of Control" and the optionholder's employment is terminated by us other than for cause or by the optionholder for a valid reason within 18 months following the Change of Control, all options (including unvested options) would become fully exercisable for a period of 90 days after the optionholder ceased to be an employee. For the options granted on or after July 24, 2001 but before January 15, 2004, the definition of Change of Control includes a sale, exchange or disposition of all or substantially all of our assets. Our Board of Directors established February 26, 2004, being the date of the Special Meeting of Shareholders of Emergis at which a special resolution was passed approving the sale of BCE Emergis Corporation to MultiPlan, Inc., as the effective date of the Change of Control for the purpose mentioned above. The sale by BCE Inc. of its interest in Emergis did not result in a further Change of Control for the purpose of the Plan.

In accordance with the stock option policy, the Board of Directors granted Mr. Gaffney options to purchase 20,000 common shares at the beginning of 2004 at an exercise price of $5.18 (price reflects the special cash distribution adjustment) as the 2003 performance grant and the 2004 annual grant, corresponding to the target grant provided under the policy at his position level. Following his departure, these options continue to vest in accordance with their respective original schedule up to May 1, 2006 (see also "Executive Compensation - Employment Agreements and Change of Control Agreements" in this Circular). All other options held by Mr. Gaffney became fully vested on the date of his departure from the Corporation given the Change of Control that occurred for the purposes of the Plan and expired on January 30, 2005.

On December 1, 2004, the Board of Directors granted Mr. Côté options to purchase 50,000 common shares at an exercise price of $3.65.

Share Rights' Plan

On September 10, 2004, our Board of Directors adopted a restricted stock plan called the Share Rights' Plan (the "**SR Plan**") for Corporation's employees and executives. The purpose of the SR Plan is to align the interests of our employees with those of our shareholders through the ownership of shares, and to enhance our ability to attract, motivate and retain key employees. Employees having a certain responsibility level (i.e., classified in certain salary bands) are entitled to share rights ("**SRs**") according to a set percentage of their base salary (based on their salary band) and to a formula set by our Board of Directors at the beginning of the year (see "Annual Short-term Incentive Awards" for details). In addition, our Board of Directors may from time to time authorize special grants of SRs to employees. Each SR represents a right to receive a fully paid Emergis common share once the vesting condition pertaining to that share is fulfilled. The vesting condition is the participant's continuous employment at Emergis for a period of two (2) years starting from the date of the SR award or as otherwise decided by this Committee. In the event that a participant is terminated for cause or resigns for other than a valid reason (as defined in the SR Plan) during the vesting period, the participant's SRs are forfeited, unless this Committee decides otherwise. In the event of a participant's retirement, death or long-term disability, the participant's unvested SRs vest on a pro-rated basis. The SR Plan provides that unvested SRs will vest upon an acquisition of control of Emergis for cash consideration (as defined in the SR Plan). In the event of a change of control of a subsidiary (as defined in the SR Plan), the unvested SRs of participants employed by that subsidiary who are not transferred to Emergis or a subsidiary vest on a pro-rated basis based on the passage of time from the SR grant date relative to the vesting period. Notwithstanding the foregoing, upon a participant's termination without cause or resignation for a valid reason (as defined in the SR Plan), all unvested SRs of such participant vest in their entirety.

SRs are not transferable except as provided in the SR Plan in the case of death. Participants do not have a right to vote nor to receive dividends, including extraordinary cash dividends, return of capital or other distributions from the Corporation. However, an appropriate adjustment is made to the number of SRs upon payment of such distributions, and in the event of any share split, stock dividend, combination or exchange of Shares, or similar event.

Our Board of Directors awarded 190,000 SRs to key executives in 2004 to emphasize their focus on shareholder value creation and for retention purposes. The vesting condition with respect to these SRs is three (3) years. The Board of Directors had also authorized the grant of 115,000 SRs to Mr. Gaffney, who received the cash equivalent of their value upon his departure in November 2004 from the Corporation (see also "Executive Compensation - Employment Agreements and Change of Control Agreements" in this Circular).

Under his contract of employment, Mr. Côté was awarded 64,000 SRs effective November 17, 2004. The vesting condition for these SRs is also three (3) years. As well, on February 1, 2005, he was granted 6,434 SRs as part of his 2004 bonus (see "Annual Short-term Incentive Awards" for details). The vesting condition for these SRs is two (2) years.

The shares underlying the SRs are purchased upfront by a trustee and held in trust until the vesting condition is satisfied.

Retention Arrangements

In the Spring of 2003, arrangements were put in place to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review of the business initiated at that time which culminated in the sale of the US Health operations in March 2004. BCE Inc. later sold its interest in Emergis. See "Executive Compensation - Employment Agreements and Change of Control Agreements" in this Circular for details. The scope of these arrangements was based on market practices in similar circumstances. Mr. Gaffney did not benefit from such arrangements. Payouts under these arrangements in 2004 are set forth in the Summary Compensation Table.

Share Ownership Guidelines

In March 2003, the Board of Directors introduced share ownership guidelines applicable to executives. Under these guidelines, executives are required to own common shares of Emergis having a value of not less than a multiple of basic salary, ranging from one (1) time to three (3) times for the President and Chief Executive Officer. Executives are expected to reach this share ownership level within six (6) years.

Conclusion

It is our view that the total compensation of the Named Executive Officers for 2004 was appropriate relative to compensation levels in our comparator group, also in light of the demands put on our executives during the strategic review that took place in 2003 and 2004 and the key corporate transactions that were concluded in 2004. We also believe that our revised 2005 total compensation policy and programs support our objectives going forward, are well aligned with our compensation philosophy of linking a significant portion of our executives' total compensation to the corporate results and reinforce the creation of shareholder value.

Report presented by the Human Resources and Corporate Governance Committee

Pierre Ducros (Chairman)
Peter Maurice
Jean Monty
Ron Zambonini

March 7, 2005

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 1999 and ending December 31, 2004.*


Five-year Cumulative Total Return on $100 Investment
$200
$100
$0
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Emergis Inc.
S&P/TSX Composite

	Dec. 31, 1999 ($)	Dec. 31, 2000 ($)	Dec. 31, 2001 ($)	Dec. 31, 2002 ($)	Dec. 31, 2003 ($)	Dec. 31, 2004 ($)
Emergis Inc.	100.0	56.9	58.8	9.6	7.1	6.4
S&P/TSX	100.0	107.4	93.9	82.2	104.1	119.3

* Assumes that the initial value of the investment in the common shares and in the S&P/TSX Composite Index was $100 on December 31, 1999, and that all subsequent dividends were reinvested. All prices for our common shares were taken from the TSX. Emergis 2004 total shareholder return includes the special cash distribution of $1.45 per share by way of return of capital paid out on June 30, 2004. This special cash distribution is treated like a dividend, i.e., it is assumed that the cash distribution was reinvested in Emergis common shares.

Executive Compensation

The following Summary Compensation Table sets forth the compensation for the Named Executive Officers, specifically the President and Chief Executive Officer, the former President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation for services rendered in all capacities to the Corporation and its subsidiaries during the fiscal periods ended December 31, 2004, December 31, 2003 and December 31, 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation(5) Awards		
Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($) (2) (3)	Other Annual Compen-sation ($) (4)	Securities Under Options/ SARs Granted (#) (6)	Shares or Units Subject to Resale Restrictions ($) (7)	All Other Compensation ($) (8)
FRANÇOIS CÔTÉ	2004	124,032	98,231	5,498	50,000	258,677	574,068
President and Chief Executive Officer	2003	285,000	55,718	151,048	-	-	1,945
	2002	234,695	-	-	-	-	5,383
TONY GAFFNEY	2004	393,819	80,000	46,648	20,000	-	1,723,364
Former President and Chief Executive Officer	2003	282,115	143,174	-	80,000	-	1,284
JOHN VALENTINI	2004	288,591	158,656	-	10,000	194,250	431,497
Chief Financial Officer	2003	275,000	68,784	-	10,000	-	8,423
	2002	79,327	-	-	15,000	-	1,182
MONIQUE MERCIER	2004	222,695	117,779	-	10,000	151,700	267,781
Executive Vice President, Law and Corporate Affairs	2003	214,225	53,583	-	3,500	-	13,595
	2002	209,188	-	-	32,500	-	12,694
JOSEPH CASOLA	2004	144,231	191,245	-	15,000	-	13,600
Executive Vice President, Sales and Marketing							
MARC FILION	2004	225,626	102,491	-	10,000	171,550	126,005
Executive Vice President, Business Development and Corporate Strategy	2003	214,731	124,297	-	3,000	-	46,364
	2002	270,000	-	-	37,500	-	6,778

(1) **Mr. Côté** originally joined the Corporation on September 1, 1998. He was Vice-President, Mergers and Acquisitions from January 1, 1999 to July 24, 2000 when he became Senior Vice-President, Mergers and Acquisitions. Mr. Côté was Executive Vice-President, Mergers and Acquisitions from February 1, 2001 to June 1, 2002 when he became Executive Vice-President, eHealth Solutions Canada. Mr. Côté was named President, eHealth Solutions North America on October 7, 2002 and left Emergis in May 2004 following the sale of our US Health operations. He rejoined the Corporation on November 1, 2004 as President and Chief Executive Officer.

Mr. Gaffney joined the Corporation on May 14, 2003 as Chief Executive Officer. He became President and Chief Executive Officer on December 15, 2003. Mr. Gaffney left the Corporation on November 1, 2004.

Mr. Valentini joined the Corporation on September 16, 2002 as Chief Financial Officer.

Ms. Mercier joined the Corporation on May 5, 1999 as Senior Vice President, Law and Corporate Secretary. She held that position until January 1, 2002 when she became Executive Vice President, Law and Corporate Secretary. Ms. Mercier was appointed Executive Vice President, Law and Corporate Affairs on November 1, 2004.

Mr. Casola joined the Corporation on May 31, 2004 as Executive Vice President, Sales. He was appointed Executive Vice President, Sales and Marketing on November 1, 2004. Mr. Casola ceased to be an employee on January 31, 2005 following the expiration of his employment contract. A consulting company that he owns continues to provide services to the Corporation.

Mr. Filion joined the Corporation on September 1, 1998 as Senior Vice president, Marketing and Communications. He was Senior Vice President, Strategic Projects and Alliances from January 1, 1999 to January 1, 2000 when he became Executive Vice President, Strategic Alliances and Business Development. On January 1, 2001, Mr. Filion was appointed Executive Vice President, Product Divestiture. Mr. Filion served as Executive Vice President, webdoxs from May 1, 2002 to December 15, 2003 when he became Executive Vice President, Complex Bids and President, webdoxs. Mr. Filion was Executive Vice President, Corporate Development from August 5, 2004 to November 1, 2004 when he was appointed Executive Vice President, Business Development and Corporate Strategy.

(2) The amount shown in 2004 for **Mr. Côté** includes salary received as President, eHealth Solutions North America and President and Chief Executive Officer starting in November 2004. As President and Chief Executive Officer, he received $46,154 in base salary and $18,231 in cash bonus for 2004. The portion of his 2004 bonus ($21,877) paid in SRs (as described under "Directors' and Officers' Compensation - Report on Executive Compensation - Long-term Compensation - Share Rights' Plan" in this Circular) is shown under the column "Shares or Units Subject to Resale Restrictions".

In the case of **Mr. Filion**, the salary amount shown in 2002 includes a mobility premium of $90,000 paid to Mr. Filion as part of his assignment in the United States.

(3) Amounts in this column represent cash awards, under the annual short-term incentive program. The restricted stock portion of the incentive award for **Mr. Côté** is shown under the column "Shares or Units Subject to Resale Restrictions". For 2004, the actual awards made to the Named Executive Officers ranged from 79% to 91% of the target. No short-term incentive awards were made in 2002.

The amounts for 2004 also include special bonuses awarded by the HRCGC to **Messrs. Côté** ($80,000), **Gaffney** ($80,000), **Valentini** ($80,000) and **Ms. Mercier** ($65,000) for their exceptional contribution related to the closing of the US Health transaction in March 2004.

In the case of **Mr. Casola**, the amount for 2004 includes an additional bonus of $125,000 provided for under his employment contract based on the signing of a certain number of new customer contracts in 2004.

In November 2004, selected Named Executive Officers also received a special bonus for their efforts during the sale by BCE Inc. of its interest in Emergis. Specifically, **Mr. Gaffney** received $75,000, **Mr. Valentini** $65,000, **Ms. Mercier** $50,000, and **Mr. Filion** $35,000. These bonuses were not included in this column as they were reimbursed in their entirety by BCE Inc.

(4) In the case of **Mr. Côté,** "Other Annual Compensation" for 2003 consists of perquisites and benefits primarily related to his work assignment in the United States as President, eHealth Solutions North America during 2003; specifically, $128,024 is related to the lease of an apartment and $18,024 to a car used by Mr. Côté and paid by the Corporation (converted from US dollars to Canadian dollars at the rate of $1.4015 being the average of the exchange rates in effect during 2003); also includes a reimbursement for taxes incurred as a result of receiving these benefits; and includes an amount of $5,000 representing the Corporation's contribution to his RRSP. For 2004, the amounts include $5,422 being the Corporation's contribution to Mr. Côté's RRSP and $76 being the imputed interest benefit from an interest-free loan Mr. Côté received from the Corporation as described under "Indebtedness of Directors and Executive Officers" in this Circular;

In the case of **Mr. Gaffney,** "Other Annual Compensation" for 2004 consists of an amount of $46,648 paid for accrued vacation at the time of his departure.

Perquisites and other personal benefits for the other Named Executive Officers are not disclosed unless the aggregate amount of such compensation is more than $50,000 and 10 per cent of their total annual base salary and bonus.

(5) There were no Long-Term Incentive Plan Compensation Payouts.

(6) There are no freestanding SARs granted. The numbers in this column represent options granted under the Emergis Stock Option Plan which is described under "Directors' and Officers' Compensation - Report on Executive Compensation - Long-term Compensation - Stock Option Plan" in this Circular.

On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. The exercise prices of outstanding stock options awarded to the Named Executive Officers before July 2, 2004 and disclosed in this Circular reflect this adjustment.

Mr. Côté was granted 50,000 options on December 1, 2004 at an exercise price of $3.65. All options he received before his departure from the Corporation on May 3, 2004 have expired.

Mr. Gaffney was granted 20,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004. He received 80,000 options upon his appointment on May 14, 2003 at an exercise price of $6.18. These 80,000 options vested upon Mr. Gaffney's departure from the Corporation given the Change of Control that occurred for the purposes of the Plan in February 2004 and expired on January 30, 2005. The remaining 20,000 options held by Mr. Gaffney will expire on May 1, 2006.

Mr. Valentini was granted 10,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004. He received 10,000 options (representing the performance grant for 2002) at an exercise price of

$6.18 on January 28, 2003. He received 15,000 options upon his appointment as Chief Financial Officer in 2002 at an exercise price of $3.95.

Ms. Mercier was granted 10,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004. She received 3,500 options (representing the performance grant for 2002) at an exercise price of $6.18 on January 28, 2003. On June 10, 2002, she was granted 7,500 options (representing the accelerated annual stock option grant for 2003) and a special grant of 20,000 options at an exercise price of $7.58. These 20,000 options vest in their entirety three years after the grant date. On January 22, 2002, she received 5,000 options (representing the annual grant for 2002) at an exercise price of $41.05.

Mr. Casola was granted 15,000 options upon his appointment at an exercise price of $3.48. These options expired on January 31, 2005 upon the termination of his employment contract.

Mr. Filion was granted 10,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004. He received 3,000 options (representing the performance grant for 2002) at an exercise price of $6.18 on January 28, 2003. On June 10, 2002, he was granted 7,500 options (representing the accelerated annual stock option grant for 2003) and a special grant of 20,000 options at an exercise price of $7.58. These 20,000 options vest in their entirety three years after the grant date. On January 22, 2002, he received 10,000 options (representing the annual grant for 2002) at an exercise price of $41.05.

(7) The numbers in this column represent the dollar value at time of grant of SRs under the Share Rights' Plan which is described under "Directors' and Officers' Compensation - Report on Executive Compensation - Long-term Compensation - Share Rights' Plan" in this Circular. Aggregate holdings of SRs and their market value as of December 31, 2004 based on the closing price of Emergis common shares on the TSX of $3.64 are as follows: **Mr. Côté**: 70,434 SRs with a value of $256,380; **Mr. Valentini**: 52,500 SRs with a value of $191,100; **Ms. Mercier**: 41,000 SRs with a value of $149,240; and **Mr. Filion**: $47,000 SRs with a value of $171,080.

In the case of **Mr. Côté**, 64,000 SRs vest in their entirety on November 17, 2007 and 6,434 SRs vest in their entirety on February 1, 2006 or earlier as provided in the SR Plan in the case of termination without cause or resignation for a valid reason or in case of death, long-term disability or retirement. All the SRs awarded to the other Named Executive Officers vest in their entirety on September 10, 2007 or earlier as provided in the SR Plan in case of termination without cause or resignation for a valid reason or in case of death, long-term disability or retirement.

Participants in the SR Plan do not have a right to vote nor to receive dividends, including extraordinary cash dividends, return of capital or other distributions from the Corporation, with respect to the SRs received prior to the date such SR vests. However, there could be an adjustment to the number of SRs (see "Directors' and Officers' Compensation - Report on Executive Compensation - Long-term Compensation - Share Rights' Plan" in this Circular).

(8) All Other Compensation includes the following payments by the Corporation:

- Special retention payments in 2004 to **Messrs. Côté** ($290,384) and **Valentini** ($423,958), **Ms. Mercier** ($255,698) and **Mr. Filion** ($112,876) as described under "Directors' and Officers' Compensation - Employment Agreements and Change of Control Agreements" in this Circular;
- Contributions for life insurance coverage (including accidental death and disability insurance) in the case of **Messrs. Côté** ($967 in 2004, $1,707 in 2003 and $848 in 2002), **Gaffney** ($1,935 in 2004 and $1,284 in 2003) and **Valentini** ($815 in 2004, $838 in 2003 and $127 in 2002), **Ms. Mercier** ($793 in 2004, $748 in 2003 and $488 in 2002) and **Messrs. Casola** ($187 in 2004) and **Filion** ($1,141 in 2004, $1,022 in 2003 and $1,055 in 2002);
- Contributions for spouse and children life insurance in the case of **Messrs. Côté** ($116 in 2004, $238 in 2003 and $93 in 2002), **Valentini** ($107 in 2004, $104 in 2003 and $17 in 2002) and **Filion** ($302 in 2004, $307 in 2003 and $323 in 2002);
- Contributions under the Employee Share Purchase Plan in the case of **Ms. Mercier** ($6,681 in 2004, $6,427 in 2003 and $6,276 in 2002) and **Messrs. Casola** ($8,654 in 2004) and **Filion** ($6,769 in 2004, $6,442 in 2003 and $5,400 in 2002). Under the Employee Share Purchase Plan, executives are eligible to make a basic contribution towards the purchase of Emergis common shares of up to 12 per cent of their base salaries matched by a company contribution at the rate of 50 per cent of executive contributions;
- Contributions under the Deferred Profit Sharing Plan (a registered plan with a trustee used for retirement purposes) in the case of **Messrs. Côté** ($792 in 2004 and $4,442 in 2002) and **Valentini** ($6,617 in 2004, $7,481 in 2003 and $1,038 in 2002), **Ms. Mercier** ($4,609 in 2004, $6,420 in 2003 and $5,930 in 2002) and **Messrs. Casola** ($4,759 in 2004) and **Filion** ($4,917 in 2004 and $3,593 in 2003);
- Special retention payment of $35,000 payable to **Mr. Filion** for 2003;
- Payment of $281,809 that **Mr. Côté** received upon his departure as President, eHealth Solutions North America on May 3, 2004. This amount is net of the amount of severance reimbursed by Mr. Côté to the Corporation following his appointment in November 2004 as President and Chief Executive Officer, as described under "Directors' and Officers' Compensation - Employment Agreements and Change of Control Agreements" in this Circular.
- Payment of $1,721,429 that **Mr. Gaffney** received upon his departure as described under "Directors' and Officers' Compensation - Employment Agreements and Change of Control Agreements" in this Circular. This amount includes the cash equivalent of 115,000 SRs authorized by the Board of Directors to be granted to Mr. Gaffney in 2004.

Options/SARs Granted During the Year ended December 31, 2004

The following table sets forth details of options to purchase common shares of Emergis granted under the Stock Option Plan to the Named Executive Officers during the financial year ended December 31, 2004. Each option granted under the Plan covers one common share. The Plan is described under the heading "Directors' and Officers' Compensation - Report on Executive Compensation - Long-term Compensation - Stock Option Plan" in this Circular.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name	Securities Under Options/SARs Granted (#) (1)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (2)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (2)	Expiration Date
François Côté	50,000	5.0	$3.65	$3.65	December 1, 2010
Tony Gaffney	20,000(3)	2.0	$5.18	$6.65	May 1, 2006
John Valentini	10,000	1.0	$5.18	$6.65	January 27, 2010
Monique Mercier	10,000	1.0	$5.18	$6.65	January 27, 2010
Joseph Casola	15,000(4)	1.5	$3.48	$4.95	January 31, 2005
Marc Filion	10,000	1.0	$5.18	$6.65	January 27, 2010

(1) As freestanding stock appreciation rights or SARs are not granted, the numbers relate solely to stock options.

(2) On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. The exercise prices of outstanding stock options awarded to the Named Executive Officers and disclosed in this Circular reflect this adjustment and therefore differ by this amount from the market value of securities on the date of grant for options granted before July 2, 2004.

(3) These options will expire pursuant to the arrangements described under "Directors' and Officers' Compensation - Employment Agreements and Change of Control Agreements" in this Circular.

(4) Mr. Casola was granted 15,000 options upon his appointment. These options expired on January 31, 2005 upon the termination of his employment contract.

Aggregated Option/SAR Exercised During the Year ended December 31, 2004 and Financial Year-end Option/SAR Values

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options, if any, exercised during the year ended December 31, 2004, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options held at December 31, 2004 and (d) the aggregate value of unexercised in-the-money options at financial year-end, if any, which is the difference between the exercise or base price of the options and the market value of the common shares on December 31, 2004, which was $3.64 per share.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES						
	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year-end (#)(1)		Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($)(2)	
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
François Côté	0	0	0	50,000	0	0
Tony Gaffney	0	0	80,000(3)	20,000(3)	0	0
John Valentini	0	0	3,750	31,250	0	0
Monique Mercier	0	0	38,125	47,875	0	0
Joseph Casola	0	0	0	15,000(4)	0	2,400
Marc Filion	0	0	8,125	47,375	0	0

(1) As freestanding SARs are not granted, the numbers relate solely to stock options.

(2) On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. The value of unexercised in-the-money options reflects this adjustment.

(3) In the case of Mr. Gaffney, 80,000 options became fully vested on the date of his departure from the Corporation while the remaining options will continue to vest and expire pursuant to the arrangements put in place in connection with Mr. Gaffney's departure and as described under "Directors' and Officers' Compensation - Employment Agreements and Change of Control Agreements" in this Circular.

(4) These options expired on January 31, 2005.

Pension Arrangements

Under his employment contract, Mr. Gaffney continued to participate in the non-contributory defined benefit pension plan of BCE Inc. (the "**BCE Pension Plan**") until June 16, 2004 when BCE Inc. sold its participation in the Corporation. In addition, he was covered by a supplementary executive retirement agreement with BCE Inc. The employment agreement with Mr. Gaffney provided that, in the event Emergis is no longer a subsidiary of BCE Inc., Emergis was to provide Mr. Gaffney with an annual benefit of equivalent value either as a contribution to his own retirement plan, as a payment in cash or through another reasonable benefit. Therefore, upon his departure from the Corporation, Mr. Gaffney received $15,854 as part of his severance which represented the present-day value of the pension he accumulated during his employment at BCE Inc. and Emergis, as well as during the severance period up to May 1, 2006.

The other Named Executive Officers do not participate in defined benefit or actuarial pension plans.

Employment Agreements and Change of Control Agreements

Pursuant to Mr. Gaffney's contractual arrangements, following Mr. Gaffney's departure from the Corporation, Mr. Gaffney received a lump sum payment of $1,181,925 representing his annual base salary and target bonus up to May 1, 2006. He also received a pro-rated bonus of $120,000 for 2004, $15,854 representing the equivalent value of the BCE Pension Plan benefit up to May 1, 2006 and a cash equivalent of $403,650 for 115,000 SRs, based on the closing price of the Emergis common shares on October 25, 2004. Mr. Gaffney will continue to receive medical, dental, long-term disability and life insurance benefits and to be covered by the BCE company leased car policy up to May 1, 2006. The arrangements between the Corporation and Mr. Gaffney are conditional upon non-solicitation and non-competition covenants in favour of the Corporation for a period of 18 months after the date of the cessation of his employment. Given the Change of Control that occurred for the purposes of the Stock Option Plan in February 2004, 80,000 options held by Mr. Gaffney became vested upon the cessation of his employment and have expired on January 30, 2005. All other options held by Mr. Gaffney will continue to vest in accordance with the Plan until May 1, 2006, after which time they will be forfeited.

Under contractual arrangements in place with Mr. Côté, in case of termination of his employment with the Corporation either (i) without cause or (ii) due to resignation for a valid reason outlined in his employment agreement, Mr. Côté would be entitled to receive an amount equal to 18 months of his base salary and the cash portion of his bonus at target, as well as a lump sum payment of the pro-rated cash portion of the bonus for the months worked during the year. He would also continue to receive medical, dental, and basic life insurance benefits and perquisites for an 18-month period or until he obtains alternative employment, whichever occurs earlier. Mr. Côté will also receive company contributions to the Deferred Profit Sharing Plan and an amount equivalent to his health spending account pro-rated over 18 months. All unvested shares in Mr. Côté's name under the Employee Share Purchase Plan will vest immediately upon termination or resignation for a valid reason and he will receive a lump sum cash payment equal to the amount of the Corporation's contributions which would have been otherwise made by the Corporation over the severance period pursuant to the terms of the Employee Share Purchase Plan. All stock options held by Mr. Côté continue to vest during the severance period. In case of a "Change of Control" as defined under the Stock Option Plan of the Corporation during the severance period, all unvested stock options will vest immediately and Mr. Côté will have 90 days from the Change of Control to exercise them. Payments under these arrangements are subject to Mr. Côté signing and complying with a confidentiality, non-competition and non-solicitation agreement with the Corporation upon his departure.

Following Mr. Côté's departure from the Corporation as President, eHealth Solutions North America on May 3, 2004, Mr. Côté received a lump sum payment of $942,296 representing his annual base salary and target bonus up to May 3, 2006 and a pro-rated target bonus and the RRSP contribution for 2004. Upon his appointment as President and Chief Executive Officer of Emergis on November 1, 2004, Mr. Côté agreed to reimburse $660,487 to the Corporation by December 31, 2004. To assist him in reimbursing this amount, he received an interest-free loan in the amount of $231,170 from the Corporation as described under "Indebtedness of Directors and Executive Officers" in this Circular. The amount of the loan represents tax withheld at source on the severance amount. The loan is repayable when Mr. Côté is reimbursed the amount of withholding by the tax authorities.

Pursuant to arrangements with Mr. Valentini, Ms. Mercier and Mr. Filion, in case of termination of their employment with the Corporation either (i) without cause or (ii) due to resignation for a valid reason outlined in their agreements, each one is entitled to receive a lump sum amount equal to 18 months of base salary and cash portion of the bonus at target, as well as a lump sum payment of the pro-rated cash portion of the bonus for the months worked during the year. Each one will also continue to receive medical, dental, and basic life insurance benefits and perquisites until the end of the period covered by the severance or until she/he obtains alternative employment, whichever occurs earlier. They will also receive company contributions to the Deferred Profit Sharing Plan and an amount equivalent to the health spending account pro-rated over 18 months. All unvested shares held in their names under the Employee Share Purchase Plan will vest immediately upon termination or resignation and each one will receive a lump sum cash payment equal to the amount of the Corporation's contributions which would have been otherwise made by the Corporation over the severance period pursuant to the terms of the Employee Share Purchase Plan. All stock options held by each of them continue to vest during the severance period. In case of a "Change of Control" as defined under the Stock Option Plan of the Corporation (except the sale of all, or substantially all the assets of the Corporation) during the severance period, all unvested stock options will vest immediately and they will have 90 days following the Change of Control to exercise them. The payments under this arrangement are subject to signing and complying with a confidentiality, non-compete and non-solicitation agreement with the Corporation upon departure.

Pursuant to arrangements made following the termination of Mr. Casola's employment contract with the Corporation, a consulting company owned by Mr. Casola will provide consulting services up to August 1, 2005 related to the Corporation's sales and marketing activities. Subject to the fulfillment of the obligations set out in the contract, the consulting company will receive a flat retainer fee of $25,000 per month. The terms of the consulting agreement may be extended if agreed by both parties in writing. The consulting agreement may be terminated at any time by the mutual written consent of both parties or if there is a material breach of the agreement by either party. The contract includes non-competition and non-solicitation covenants applicable to the consulting company and Mr. Casola during the term of the contract and for three (3) months after its termination.

In the Spring of 2003, arrangements were put in place to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review initiated at that time which culminated in the sale of the US Health operations in March 2004. BCE Inc. later sold its interest in Emergis. Mr. Gaffney did not benefit from such arrangements. These arrangements provided for fixed retention amounts, with the time of payment of various instalments of same being dependent on time of announcement of one or more major transactions involving one of the Corporation's subsidiaries or the Corporation itself, and time at which the Board of Directors determined that the strategic review process was concluded. In the absence of any major transaction, outside payment dates were specified. All retention payments were conditional upon the executive being in office at the specified payment dates. Under the terms of the arrangements, a portion of such retention payments could have been paid in common shares of Emergis to be issued from treasury. Thus, 250,000 shares have been authorized for issue for this retention plan at a market price according to a formula approved by

the TSX. The retention payments made to the Named Executive Officers in 2004 are reported in the Summary Compensation Table and these arrangements are no longer outstanding. All payments have been paid in cash. The last payment of $144,375 to Mr. Valentini was paid on February 3, 2005.

Compensation of Directors

Directors, other than the Chairman of the Board, who are not Officers or employees of Emergis or of any of its affiliates[1] (the "**Eligible Directors**") were compensated for their services as directors on the following basis:

Annual Board Retainer [2]	$20,000 ($30,000 after November 1, 2004)
Annual Audit Committee Retainer	$ 1,000
Annual HRCGC Retainer	$ 1,000
Annual HRCGC Chairperson Retainer [3]	$ 4,000
Annual Audit Committee Chairperson Retainer [3]	$20,000
Board and HRCGC Attendance Fees[4]	$ 1,000
Audit and ad hoc Committees Attendance Fees[4]	$ 1,500

(1) Messrs. Sabia and William D. Anderson were Directors of Emergis in 2004 and, being officers of BCE Inc. (before their resignation from the Board of Directors following the sale by BCE Inc. of its interest in Emergis) and Mr. Côté (and Mr. Gaffney before the cessation of his employment on November 1, 2004) being an officer of Emergis, were not entitled to compensation as Directors.

(2) Effective November 1, 2004, the Annual Retainer Fee has been increased from $20,000 to $30,000 to align the compensation of our Directors with competitive market practices. Further, the Annual Board Retainer fee is paid out in share units under the Share Unit Plan described below until the Director owns 200,000 common shares and/or share units. All other fees are paid in cash unless the Director elects to be paid these fees in the form of share units.

(3) The Annual Audit Committee and HRCGC Chairperson Retainer fees include the Annual Committee Retainer Fees.

(4) If a Director resides more than 1,000 km away from Montreal, travel fees of $1,000 per meeting are paid.

(5) Directors, who are not executive officers, are no longer entitled to stock options.

Mr. Monty receives an annual flat fee of $180,000 as Chairman of the Board of Directors under an agreement entered into in connection with his appointment as Chairman.

Directors' Share Unit Plan

So as to align more closely the interests of our directors with those of our shareholders, effective October 1, 1999, the fees payable to Eligible Directors, other than attendance fees have been paid in the form of share units under the Emergis Inc. Share Unit Plan for Non-Employee Directors (1999) (the "**Share Unit Plan**"). Directors may also elect to receive the attendance fees in the form of share units. The Share Unit Plan was amended on April 1, 2003 to provide that the Annual Board Retainer is paid in the form of share units until the minimum share ownership level is met. Such level was set at $60,000 in 2003 and increased to 200,000 shares or share units on February 1, 2005. Once this level is met, a director may elect to receive the Annual Board Retainer in share units or in cash. The Committee Retainer fees, the Committee Chairperson Retainer fees and the attendance fees are paid in cash unless the director elects to be paid these fees in the form of share units. Under the Share Unit Plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for each Eligible Director. No shares are purchased on the open market until such time as a director ceases to be a member of the Board of Directors. Following the cessation of board service (or following the day when a director ceases to be an employee of Emergis or any of its affiliates, whichever occurs later), the Corporation purchases on the open market a number of common shares of the Corporation equal to the director's credit balance under the Share Unit Plan after remittance of applicable withholding taxes; and such shares are then delivered to the director. Additional share units are credited to the account maintained for each Eligible Director to reflect the amount of dividends paid on or other distributions made on the Common Shares.

On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Share Unit Plan, additional share units were granted to each Eligible Director reflecting this special distribution based on the share units held of record by each Eligible Director on June 25, 2004. The number of share units credited was based on the market value of our common shares on June 30, 2004.

Stock Options

On December 17, 2002, the Board of Directors decided that no grants of options would be made to directors and that the Stock Option Plan would be amended accordingly. No stock options are currently held by our directors, other than our President and Chief Executive Officer who has received options in his capacity as officer.

Minimum Share Ownership Guideline

Under the Share Ownership Guideline adopted by the Board on December 17, 2002, directors must own, within three years from their election to the Board of Directors, common shares or share units of Emergis having a value of $60,000, which is equivalent to two (2) times the Annual Board of Directors Retainer fee. The value is measured at the higher of the purchase price (or historical cost) or fair market value. As noted above, starting in February 2005, the Annual Retainer Fee is paid in the form of share units until the Director owns 200,000 shares or share units.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of securities authorized for issuance from treasury under the Corporation's equity compensation plans as of December 31, 2004.

EQUITY COMPENSATION PLAN INFORMATION			
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,938,531[1]	$19.70[2]	6,741,237
Equity compensation plans not approved by securityholders	0	0	30,116[3]
Total	2,938,531	$19.70[2]	6,771,353[4]

(1) These securities include common shares of Emergis to be issued under the Stock Option Plan. The number also includes common shares of Emergis issuable under stock option plans assumed in connection with the acquisitions of SNS/Assure Corp. and Assure Health Inc. in November 1999 and InvoiceLink Corporation in September 2000. Emergis assumed the obligations of these corporations under their respective stock option plans and the options under such plans now entitle the holder to common shares of Emergis. As at December 31, 2004, there were 13,999 stock options outstanding, with a weighted-average exercise price of $21.84 under the SNS/Assure Corp. and Assure Health Inc. plans, and 1,756 stock options outstanding with a weighted-average exercise price of $1.01 under the InvoiceLink Corporation plan. The exercise prices under the three stock option plans assumed as part of these acquisitions are based on a formula related to the acquisition price. The options under the SNS/Assure Corp. and Assure Health Inc. plans are all vested and will generally expire 10 years from the date of their original grant. Subject to a number of exceptions, the options under the InvoiceLink Corporation stock option plan vest over a 4-year period, and expire 10 years after their original grant.

(2) On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. The weighted average exercise price of outstanding stock options shown in this column reflects this adjustment.

(3) These securities are available for issuance under the Employee Share Purchase Plan, described below.

(4) There was an additional reserve for 250,000 common shares authorized for issuance under the Executive Retention Plan (see "Executive Compensation - Employment Agreements and Change of Control Agreements" in this Circular for details), which has been discontinued as of the date of this Circular. No shares were issued under this plan.

Employee Share Purchase Plan

The Employee Share Purchase Plan ("the ESPP") allows participating Canadian employees to contribute up to 10% of their pre-tax salary to purchase common shares of Emergis. Senior executives can contribute up to 12% of their pre-tax salary. Emergis matches each dollar a participant contributes by an amount equal to 50% of the participant's contribution up to 3% of a participant's earnings (6% for senior executives). All shares acquired with a participant's contributions are vested immediately. The shares purchased with the Emergis contributions vest on December 31 of each year. If a participant withdraws voluntarily from the plan or terminates his employment for any reason other than retirement, death, lay-off or transfer before the shares purchased with the Emergis contributions are vested, such shares are forfeited, except as otherwise agreed. In case of a participant's death, retirement, lay-off, long-term disability or transfer to an affiliate whose employees are not allowed to participate in the ESPP before the shares purchased with the Emergis contributions are vested, such shares vest immediately.

Rights under the ESPP are not transferable except as provided in the plan in the case of death.

The shares offered under the ESPP are purchased by a plan trustee either from the Corporation's treasury, on the open market or by private purchase. The number of shares issued from treasury to insiders cannot exceed 49.9% of shares issued under the ESPP unless all regulatory requirements related to such issuance are met. The number of shares which may be issued under the ESPP within any one-year period, combined with the number of shares issued within the same time period under any other previously established or proposed stock option or purchase plans cannot exceed 10% of all outstanding common shares of Emergis at any time. The price of the shares purchased from treasury is equal to the average of the high and low trading prices for a board lot sale of Emergis common shares on the TSX on each of the trading days on which at least a board lot of shares was traded, on the five (5) trading days immediately preceding the day on which the purchase is made.

The Committee is responsible for the general administration of the ESPP and has full and complete authority to interpret the ESPP and to prescribe such rules and regulations and make such other determinations as it deems necessary to meet the objectives of, and administer, the plan. The Board of Directors has the right to amend, modify or terminate the Plan or participation therein, in whole or in part, or in regard to any or all participants, at any time, provided such action has no retroactive effect.

The following table sets the number of securities issued and issuable under each of our security-based compensation arrangements and the number of Emergis common shares underlying outstanding options and percentage represented by each calculated over the number of outstanding Emergis common shares on December 31, 2004.

Plan	Common Shares Issuable (Reserve Available)		Common Shares Issued Under the Plans		Common Shares Underlying Actual Grants	
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Emergis Stock Option Plan	6,651,554	6.43%	3,294,670	3.18%	2,922,776	2.82%
SNS/Assure Corp. and Assure Health Inc. Stock Option Plan	57,630	0.06%	230,100	0.22%	13,999	0.01%
InvoiceLink Corporation Stock Option Plan	32,053	0.03%	134,160	0.13%	1,756	0.00%
Employee Share Purchase Plan	30,116	0.03%	265,721	0.26%	0	0.00%
Total	6,771,353	6.55%	3,924,651	3.79%	2,938,531	2.83%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table summarizes the aggregate indebtedness of Directors and executive officers as of February 7, 2005.

AGGREGATE INDEBTEDNESS ($)		
Purpose	To the Company or its Subsidiaries	To Another Entity
Share Purchase	-	-
Other	$231,170	-

The following table summarizes individual indebtedness of Directors and executive officers under (1) Securities Purchase and (2) Other programs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS						
Name and Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding during 2004	Amount Outstanding as at February 7, 2005	Financially Assisted Securities Purchases During 2004	Security for Indebtedness	Amount Forgiven During 2004
Share Purchase Programs						
-	-	-	-	-	-	-
Other Programs						
FRANCOIS CÔTÉ President and Chief Executive Officer and proposed nominee for election as a Director	Emergis is the lender	$231,170	$231,170	-	-	-

On December 28, 2004, Mr. Côté received an interest-free loan in the amount of $231,170 from the Corporation to assist him in reimbursing a portion of the severance he received upon his departure as President, eHealth Solutions North America on May 3, 2004 as described under "Directors' and Officers' Compensation - Employment Agreements and Change of Control Agreements". The amount of the loan represents tax withheld at source on the severance amount reimbursed. The loan has to be paid back by the first of the following dates: (i) within 10 working days from the date Mr. Côté will receive the reimbursement of the tax withheld at source from tax authorities or (ii) within 10 working days from the date on which Mr. Côté will benefit from a reduction in his taxes payable as a result of his having reimbursed a portion of his severance. If tax authorities do not reimburse the tax withheld at source in an amount of not less than $231,170 or do not allow a deduction for taxes payable in this amount or if the tax authorities reimburse or allow a deduction of a smaller amount, the amount equal to the non-reimbursed or non-deducted amount will be considered an advance by Mr. Côté to the Corporation. The Corporation will reimburse this advance if all the recourses to recover the amount of the tax deduction from tax authorities are unsuccessful.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We seek to attain high standards of corporate governance. The Board of Directors has carefully considered the corporate governance guidelines adopted by the Toronto Stock Exchange (**"TSX"**) and believes that we are well aligned with such guidelines. The Canadian Securities Administrators have published for comments in November 2004 proposed corporate governance guidelines and rules governing disclosure of corporate governance practices which are intended to replace the TSX disclosure guidelines. Once these rules are adopted, the Board will reassess our corporate governance practices and make any necessary changes. A description of our corporate governance practices is set out below.

TSX corporate governance guidelines	Do we align?	Our corporate governance practices
1. The Board should explicitly assume responsibility for our stewardship, and specifically for:	Yes	The Board has overall responsibility for the supervision of the management of our business and affairs. The Board has established an administrative procedure which prescribes the rules governing the approval of transactions carried out in the course of our operations, the delegation of authority and the execution of documents on our behalf. For instance, the appointment of senior executives as well as the authorization of investments and expenditures above a certain dollar threshold are subject to review and approval by the Board.
a. the adoption of a strategic planning process	Yes	The Board's duties include review and approval of our corporate strategy. One or more meetings of the Board are set aside every year for substantive strategic planning sessions. In a subsequent meeting, the Board reviews and approves a business plan and annual budget reflecting the strategy. In addition, key objectives of the strategy reflected in quantifiable financial targets and in other objectives are incorporated into an annual management mandate (the "Corporate Mandate") approved at a Board meeting early in the year which constitute the key objectives of the Chief Executive Officer.
b. the identification of principal risks and implementing risk management systems	Yes	The Board, through its Audit Committee, reviews the principal risks of Emergis and the implementation of appropriate systems to manage such risks.
c. the succession planning, appointing, training and monitoring of senior management	Yes	As part of its mandate, the Board focuses on the integrity, quality and continuity of management required to attain our corporate goals. The HRCGC reviews and reports periodically to the Board on succession planning, on senior executive appointments and development, and annually on the performance of management in relation to the Corporate Mandate. Annually, the HRCGC measures management's performance and compensation against the set of objectives comprised in the Corporate Mandate. A Code of Business Conduct applicable to employees, consultants and Directors has been approved by the Board in 2003 and rolled-out to all employees.
d. the communications policy	Yes	The Board periodically reviews communications with shareholders, financial analysts, employees and the media. Procedures for receiving feedback from shareholders have also been developed. For instance, in addition to the annual meeting, lines of communication (meetings, conferences, news releases and quarterly conference calls) have been established with the

TSX corporate governance guidelines	Do we align?	Our corporate governance practices
		investment community and the media to explain our results and corporate strategy as well as to answer questions. We have a toll-free number for shareholder enquiries and investor relations (1 866-363-7447). In addition, we present detailed information on our business on our website (www.emergis.com). The Board has also approved a Disclosure Policy to ensure that our communications to the investment community, the media and the general public are timely, factual and accurate, and broadly disseminated, in accordance with applicable legal requirements.
e. the integrity of internal control and management information systems	Yes	The Board, through its Audit Committee and in consultation with our external and internal auditors, considers and reviews the integrity of our financial reporting processes, both internal and external, and the adequacy of our internal controls, including computerized systems controls and security.
2. A majority of Directors should be unrelated (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to our best interests, other than interests and relationships arising solely from shareholding)	Yes	Only one of the eight persons proposed for election to the Board in this Circular is a related Director pursuant to the TSX corporate governance guidelines, namely François Côté, who is our President and Chief Executive Officer. Accordingly, seven out of eight Directors proposed for election to the Board in this Circular are unrelated Directors.
3. Disclose for each Director whether he is related and how that conclusion was reached	Yes	François Côté Related - Mr. Côté is our President and Chief Executive Officer. The other seven nominees are unrelated. None of the other nominees, or their associates, have: • worked for Emergis or its subsidiaries; • contracts with Emergis or its subsidiaries or are executive officers or partners of entities that do business with Emergis or its subsidiaries; or • received remuneration from Emergis or its subsidiaries (other than compensation for Directors' services).
4. a. Appoint a Committee of Directors responsible for proposing to the full Board new nominees to the Board and for assessing Directors on an ongoing basis	Yes	The mandate of the HRCGC includes evaluating, considering and making recommendations to the Board with respect to new candidates for election or appointment to the Board. A formal process took place in 2004, led by the HRCGC, to identify new candidates for election to the Board. The HRCGC also undertakes periodic surveys of Directors to allow each Director to assess the effectiveness of the Board and its Committees as well as to appraise his own participation on the Board.

TSX corporate governance guidelines	Do we align?	Our corporate governance practices
b. Composed exclusively of outside (non-management) Directors, the majority of whom are unrelated	Yes	The HRCGC is composed of four outside and unrelated Directors.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors	Yes	The HRCGC undertakes a periodic survey of all Directors to allow each Director to assess the effectiveness of the Board and of its Committees as well as to appraise his own participation on the Board. The HRCGC reports to the Board on the results of the survey.
6. Provide orientation and education programs for new Directors	Yes	An orientation program is in place for new Board members. In particular, upon joining the Board, Directors are given the opportunity to meet with members of senior management to familiarize themselves with our business and are provided with material about our strategy, our operations and our policies.
7. Consider reducing size of Board, with a view to improving effectiveness	Yes	The Board is of the view that its current size (eight to nine members) is well suited to our circumstances and allows for the efficient functioning of the Board as a decision-making body.
8. The Board should review compensation of Directors in light of risks and responsibilities	Yes	The HRCGC conducts a periodic review of the Directors' remuneration for Board and committee service in relation to current norms, and recommends any change for Board approval. In 2004, in part to address the risks and responsibilities involved in being an effective Director, the HRCGC conducted a thorough review of our outside Directors' compensation arrangements, culminating in an increase in Directors' compensation. See "Directors' and Officers' Remuneration - Compensation of Directors" in this Circular for particulars.
9. The committees of the Board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors	Yes	The Audit Committee is currently composed of three outside and unrelated Directors. All members are financially literate and at least one member has accounting or related financial experience. For the HRCGC's composition, see item 4(b) above.
10. The Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	Yes	The HRCGC is responsible for developing and monitoring our approach to governance issues, on which it reports to the Board periodically, and for our response to the TSX governance guidelines.
11. a. Define limits to management's responsibilities by developing mandates for the Board and the CEO	Yes	The role of the Board and of the Chairman of the Board are set out in a mandate that was approved by the Board on November 1, 2004. The mandate of the Board delineates its responsibilities. In addition, the respective roles of the Board and of the Chief Executive Officer are set out in our *Schedule of Authorities* which lists certain transactions that management is authorized to carry out without necessitating specific Board approval and others that require specific Board approval. Any corporate action

TSX corporate governance guidelines	Do we align?	Our corporate governance practices
		that is not specifically authorized under the *Schedule of Authorities* requires approval by the Board.
b. Board should approve CEO's corporate objectives	Yes	The corporate objectives for which the Chief Executive Officer has responsibility are approved by the Board in the first quarter of each year. The achievement of the objectives is assessed annually by the Board.
12. Establish procedures to enable the Board to function independently of management	Yes	The Board has a separate Chairman and only one Director is a member of management. As part of its formal mandate, the Chairman has responsibility to ensure that the Board can function independently of management. In addition, Directors can add items to agendas which are distributed in advance of Board meetings; and agendas for committee meetings are under the responsibility of the chairman of such committees. Furthermore, it is the HRCGC's practice to reserve time for discussion without management at each of the HRCGC scheduled meetings and it has also been the practice of the Board to meet regularly without management present. In addition, the Board meets without the Chief Executive Officer when his performance and compensation are discussed. Finally, there is a process by which feedback is solicited from Directors on how the Board can operate more effectively.
13. a. Establish an Audit Committee with a specifically defined mandate	Yes	The Board has approved a mandate for the Audit Committee and such mandate is reviewed annually. On March 12, 2004, a new mandate for the Audit Committee was approved by the Board. The purpose of the Audit Committee is to assist the Board in its oversight of the following: • the integrity of the Corporation's financial statements and related information; • the Corporation's compliance with applicable legal and regulatory requirements as well as business ethical standards; • the independence, qualifications and appointment of the shareholders' auditors; • the performance of the Corporation's internal auditor and shareholders' auditors; • management responsibility for financial disclosure and reporting on internal control; and • risk management policies and procedures. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.
b. All members should be non-management Directors	Yes	The Audit Committee is only composed of non-management or outside Directors. Under the corporate governance rules adopted by the Canadian Securities Administrators on March 30, 2004, the members of the Audit Committee are all considered independent and are financially literate.

TSX corporate governance guidelines	Do we align?	Our corporate governance practices
14. Implement a system to enable individual Directors to engage outside advisers, at our expense	Yes	In performing its responsibilities, the Board, a committee of the Board or an individual Director may, as required, and, in the case of an individual Director, subject to the approval of the Chairman of the HRCGC, engage an outside advisor at our expense.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

On June 16, 2004, we obtained Directors' and Officers' liability insurance coverage separate from BCE Inc., our former majority shareholder. The insurance coverage in the aggregate amount of $50 million is purchased for the protection of all of our Directors and Officers and certain employees against liability incurred by such individuals. For the period from June 16, 2004 to June 16, 2005, the aggregate amount charged to us in respect of our Directors and Officers was $422,000. In any case in which we are not permitted by law to reimburse the insured, the deductible is nil. Where we are permitted to reimburse the insured, the deductible is $250,000 per event. Liability incurred prior to June 16, 2004 remains covered under the BCE Inc. policy described in our Management Proxy Circular dated May 14, 2004 for the special meeting of shareholders held on June 16, 2004 under "Directors' and Officers' Liability Insurance".

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in the accompanying 2004 Annual Report which includes our audited consolidated financial statements for the year ended December 31, 2004, in our 2003 Annual Report which includes our audited consolidated financial statements for the year ended December 31, 2003, in our Management Proxy Circular dated May 14, 2004 with respect to our special shareholders' meeting of June 16, 2004, in our 2003 Annual Information Form, in our 2004 Annual Information Form and in this Circular under "Executive Compensation - Employment Agreements and Change of Control Agreements", we are not aware that any of the Directors, Officers, nominees for election as Directors, other insiders or any persons associated or otherwise related to any of them has had a material interest in any transaction carried out since the beginning of our last completed fiscal year or proposed transaction which has materially affected or could materially affect Emergis.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

We will consider proposals from shareholders to include as items in next year's management proxy circular for our 2006 annual general meeting of shareholders. Please send your proposal to us no later than December 6, 2005.

ADDITIONAL INFORMATION

You can ask us for a copy of the following documents at no charge:

- our most recent annual report, which includes our comparative financial statements for the most recently completed financial year together with the accompanying auditors' report and Management's Discussion and Analysis
- any interim financial statements that were filed after the financial statements for our most recently completed financial year
- our Management's Discussion and Analysis for the interim financial statements
- the management proxy circular for our most recent annual shareholder meeting
- our most recent Annual Information Form, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to our Executive Vice President, Law and Corporate Affairs at 1000 de Serigny, 6th Floor, Longueuil, Québec J4K 5B1 or fax to 450 928-6344 or call 450 928-6000 or 1 866 363-7447.

These documents are also available on SEDAR at www.sedar.com.

All of our news releases are also available on our website.

APPROVAL OF CIRCULAR

I, the undersigned, as Executive Vice-President, Law and Corporate Affairs of Emergis Inc., hereby certify that the contents of this management Proxy Circular and the sending thereof to each shareholder entitled to receive notice of and vote at the Meeting, to each Director, to the auditors of Emergis and to the appropriate governmental agencies were approved by the Board of Directors on March 7, 2005.



Monique Mercier
Executive Vice-President, Law and
Corporate Affairs


Emergis

CERTIFICATE OF MAILING

Re: Mailing of Emergis Inc. ("Emergis") Notice of 2005 Annual Meeting and Management Proxy Circular, Proxy Form and Other Financial Information (the "Documents relating to the Annual Meeting"), as well as the 2004 Annual Report;

I, the undersigned, Monique Mercier, of Outremont, Province of Québec, hereby certify as follows:

1. I am the Corporate Secretary of Emergis;

2. On March 29, 2005, Emergis initiated and completed the mailing, postage prepaid, to its shareholders of its 2004 Annual Report containing the Consolidated Financial Statements, the Auditors' Report thereon and Management's Discussion and Analysis;

3. On March 29, 2005, Emergis initiated and completed the mailing, postage prepaid, to its shareholders of the Documents relating to the Annual Meeting to be held on May 10th, 2005 in Toronto, Ontario; and

4. On March 29, 2005 Emergis completed the mailing of all of the above material, postage prepaid, to the shareholders of Emergis, at the shareholders' latest addresses as shown on the books of Emergis.

And I have signed on this 29th day of March, 2005 in the City and District of Longueuil, Province of Québec, Canada.

______________________(signed)	______________________(signed)
John Sypnowich Witness	Monique Mercier Corporate Secretary



NOTICE

VIA SEDAR

TO: Alberta Securities Commission
British Columbia Securities Commission
Autorité des marchés financiers, Québec
Saskatchewan Financial Services commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland & Labrador
Registrar of Securities of Nunavut
Registrar of Securities of the Northwest Territories
Registrar of Securities of Yukon

RE: Renewal Annual Information Form (2004) pursuant to NI 44-101
SEDAR Project Number 759208

Notice is hereby given that for purposes of National Instrument 44-101 – Short form Prospectus Distributions, Emergis Inc. is relying on the Annual Information Form that has been filed on the date hereof pursuant to National Instrument 51-102 – Continuous Disclosure Obligations under SEDAR Project No. 759208 as its Renewal Annual Information Form.

DATED this 31st day of March, 2005.

EMERGIS INC.

"John Sypnowich"
Name: John Sypnowich
Title: Assistant Corporate Secretary

1000, rue de Sérigny
Bureau 600
Longueuil (Québec)
J4K 5B1

Téléphone : 450-928-6000
Télécopieur : 450-928-6344





>>> News release

Emergis to receive up to US$15.3 M as price adjustment for subsidiary sold in 2004

Montréal, April 26, 2005 – Emergis Inc. (TSX: EME) today announced that it will receive payments totalling up to US$15.3 million as an adjustment to the price received for its former U.S. health subsidiary that was sold in 2004, including a cash payment of US$9.0 million (C$11.2 million) received today. Emergis will receive a second payment of up to US$6.3 million in one years' time.

In addition to its activities relating to the re-pricing of medical claims for the benefit of health care payors, the former subsidiary held options to purchase shares in a publicly traded company. While these options remained in the subsidiary when Emergis sold it, the sale agreement included a price adjustment that allowed Emergis to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party.

The terms of an agreement concerning the options reached among Emergis, its former subsidiary and the grantors of options include the payment received today and a second payment to be made in April 2006. The second payment represents the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options. The current market value of these securities is approximately US$12.2 million.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the leading health insurance companies, the top financial institutions, government agencies and some 2,400 pharmacies, and to large enterprises in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada,

exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT APRIL 26, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

-30-

For additional information:
Media: Ann-Marie Gagné 450 928-6361
Investors: John Gutpell 450 928-6856





PAR SÉDAR

Le 29 mars 2005

Autorité des marchés financiers
Service de l'information continue
800, Square Victoria, 22e étage
C.P. 246 Tour de la Bourse
Montréal (Québec) - H4Z 1G3

Objet : **Emergis Inc. (la « Société »)**
Rapport en vertu de l'article 114 du Règlement sur les valeurs mobilières (Québec) (le « règlement »)

Madame, Monsieur,

Conformément à l'article 114 du Règlement sur les valeurs mobilières, nous vous transmettons ci-dessous le rapport sur les titres placés au Québec par la société sous le régime de la dispense prévue à l'article 52 de la Loi sur les valeurs mobilières, pour son exercice terminé le 31 décembre 2004.

Régime d'options d'achat d'actions – Emergis Inc.
Dans le cadre du régime d'options d'achat d'actions de la société, un total de 424 583 options ont été octroyées à des résidents du Québec aux prix ci-dessous. Aucune option n'a été exercée au Québec.

Date	Prix	Nombre d'options	Nombre d'options exercées
1 janvier 2004	4,03	16 000	0
27 janvier 2004	5,18	238 083	0
1 février 2004	-	-	-
1 mars 2004	4,82	2 000	0
1 avril 2004	4,42	2 000	0
1 mai 2004	4,63	500	0
1 juin 2004	3,48	78 000	0
1 juillet 2004	3,94	2 000	0
1 août 2004	3,77	2 000	0
1 septembre 2004	3,30	4 500	0
1 octobre 2004	3,56	4 500	0
1 novembre 2004	3,80	2 000	0
1 décembre 2004	3,65	73 000	0

1000, rue de Sérigny
Bureau 600
Longueuil (Québec)
J4K 5B1

Téléphone : 450-928-6000
Télécopieur : 450-928-6344

Régime d'achat d'actions des employés – Emergis Inc.
Dans le cadre du régime d'achat d'actions des employés, un total de 103 143 actions ont été émises à des résidents du Québec aux prix cités ci-dessous.

Date	Prix	Nombre d'actions
Janvier 2004	5,98	7 337
Février 2004	6,19	7 242
Mars 2004	6,13	6 501
Avril 2004	5,92	6 624
Mai 2004	5,38	10 253
Juin 2004	5,28	7 035
Juillet 2004	3,81	8 914
Août 2004	3,60	8 733
Septembre 2004	3.41	9 295
Octobre 2004	3,49	13 441
Novembre 2004	3,67	8 586
Décembre 2004	3,51	9 182

Espérant le tout conforme, nous vous prions d'agréer, Mesdames, Messieurs, nos salutations distinguées.

_______________________________ (signé)
Monique Mercier

MM/sll


SEC MAIL
RECEIVED PROCESSING
MAY 0 6 2005
WASH. D.C.
161
SECTION



Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, John Valentini, Chief Financial Officer, Emergis Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Emergis Inc. for the period ending December 31, 2004;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 29, 2005

________________________________(Signed)

John Valentini
Chief Financial Officer
Emergis Inc.

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, François Côté, President and Chief Executive Officer, Emergis Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Emergis Inc. for the period ending December 31, 2004;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 29, 2005

______________________________(Signed)

François Côté
President and Chief Executive Officer
Emergis Inc.



FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: EMERGIS INC.

Participation Fee for the Financial Year Ending: DECEMBER 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	103,528,224	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X	$4.59	
Market value of class or series =	475,194,548.16	(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)	N/A	(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**	N/A	(B)
(Repeat for each class or series of corporate debt or preferred shares)	N/A	(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =	679,167,004.60	
Total fee payable in accordance with Appendix A of the Rule	25,000	
~~Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)~~ Reduction for Transitional Fee Owing:	N/A	
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12	N/A	
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	N/A	

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year or elapsed since most recent financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on *more than one exchange, the published closing market prices shall be those on the marketplace on* which the highest volume of the class or series of securities were traded in the relevant financial year.



EMERGIS INC.

ANNUAL INFORMATION FORM

for the year ended
December 31, 2004

March 21, 2005

Unless otherwise indicated, the information contained in this annual information form is given as at December 31, 2004

TABLE OF CONTENTS

Certain of the Emergis Inc. solution names mentioned in this document are registered trademarks of Emergis Inc. or trademarks for which Emergis Inc. has filed applications for registration. This document also includes references to trademarks, products, services or company names of other corporations. Emergis is a trade-mark of Emergis Inc.

All dollar amounts in this document refer to Canadian dollars, unless otherwise stated.

ITEM 1. CORPORATE STRUCTURE

1.1 Name and Incorporation

Emergis Inc. was incorporated under the *Canada Business Corporations Act* on December 11, 1986.[1] Its head office and registered office is located at 1000 de Serigny, Suite 600, Longueuil, Québec, Canada, J4K 5B1.

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement and loan processing, we deliver solutions in Canada to leading health insurance companies, the top financial institutions, government agencies and some 1,900 pharmacies and to large enterprises in North America. Our shares (TSX: EME) are included in the S&P/TSX Composite Index.

Emergis Inc. and its subsidiaries are referred to herein collectively as "Emergis", "we", "us" or the "Company".

1.2 Intercorporate Relationships

As at December 31, 2004, we had one principal active subsidiary: Emergis Technologies, Inc. Emergis Technologies, Inc. and its subsidiaries ("Emergis Technologies") provide electronic invoice presentment and payment and mortgage processing solutions in the United States. Emergis Technologies is a wholly owned subsidiary of Emergis Inc. and is governed by the laws of the State of Delaware.

The authorized capital of Emergis consists of an unlimited number of common shares without nominal value (the "Shares"), of which 103,528,224 Shares were issued and outstanding as at December 31, 2004, and an unlimited number of preferred shares issuable in series, none of which are issued.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 History of the Corporation

The key events in the development of Emergis are as follows:

[1] Our Articles of Incorporation were amended on June 2, 1987, October 13, 1987, October 17, 1988, November 10, 1988, May 22, 1991, December 9, 1991, January 19, 1994, January 21, 1999, May 15, 2000, June 11, 2002 and December 1, 2004 to delete private company restrictions, to increase the minimum number of directors, to amend and consolidate our capital, to change our name and the location of our registered office, to permit our directors to fill vacancies on our Board of Directors, to allow our annual meeting of shareholders to be held outside of Canada and to further change our name. On October 29, 1991, we amalgamated with a wholly owned subsidiary, 172927 Canada Inc. On August 29, 1998, we amalgamated with two other wholly owned subsidiaries, MPACT Immedia Inc. and Information Service Dissemination Network Limited and on January 21, 1999, we, until then known as MPACT Immedia Corporation, changed our name to BCE Emergis Inc. and on December 1, 2004, changed our name to Emergis Inc. On January 1, 2000, we amalgamated with two other wholly owned subsidiaries, Assure Health Inc. and SNS/Assure Corp.

(1) Incorporation of MPACT Immedia Inc.

In September 1988, MPACT Immedia Inc. was incorporated to provide electronic messaging services. In May 1991, the shares of MPACT Immedia Inc. were purchased by way of reverse takeover by MPACT Immedia Corporation, which was then listed on the Alberta Stock Exchange. In 1992, the Shares were listed on the Montreal Exchange, and in 1996, the Shares were listed on The Toronto Stock Exchange. MPACT Immedia Inc. was amalgamated with MPACT Immedia Corporation in August 1998. In January 1999, MPACT Immedia Corporation changed its name to BCE Emergis Inc.

(2) The Bell Canada Transaction

Effective August 11, 1998, we acquired the electronic business solutions operations of Bell Canada, which involved connectivity, eBusiness technologies and payment solutions, and an amount of $67.5 million in cash was invested by Bell Canada. In exchange for the acquisition and cash payment, we issued to Bell Canada 48.2 million Shares, which represented immediately after such issuance 65% of the issued and outstanding Shares on a fully diluted basis. Through this transaction, we greatly increased our revenue base, broadened our product suite and extended our market reach. Bell Canada also became our majority shareholder and a major distribution channel for our products.

Bell Canada transferred to BCE Inc. ("BCE") the Shares it acquired on May 31, 1999. BCE sold these Shares by way of a public offering in May, 2004 (see Section 2.1(7) "Sale of Shares in Emergis by BCE and New Arrangements with Bell Canada").

As part of the Bell Canada transaction, we were given a preferred supplier status which was replaced in May 2004 by a new preferred supplier agreement entered into in connection with the sale by BCE of its shares in Emergis (see Section 2.1(7) "Sale of Shares in Emergis by BCE and New Arrangements with Bell Canada").

(3) The SNS and Assure Health Transactions

We acquired in November 1999 SNS/Assure Corp. ("SNS") and Assure Health Inc. ("Assure Health"). SNS and Assure Health provided electronic commerce transaction solutions principally to the health insurance, financial services and cargo transportation sectors. Their products and services included credit and debit card processing, secure payment processing, network support services, adjudication of health claims, EDI, and workflow and document management. The transaction was our entrance into the Canadian health market and was intended to augment our product offerings and customer base in North America, position us as an eBusiness leader in the health insurance industry sector, and strengthen our position in the financial market. The purchase price paid by Emergis to the common shareholders of SNS and Assure Health consisted of $116.7 million in cash; and 2.1 million Shares valued at $33.40 per Share for an aggregate consideration of $70.5 million.

BCE exercised its pre-emptive right applicable to this transaction by subscribing in November for 3.7 million Shares at a price of $33.40 per Share for total consideration of $125.0 million.

In November 2000, we sold the workflow and document management business of SNS and in December 2000, we sold the transportation logistics messaging business of SNS.

(4) The Acquisition of United Payors & United Providers, Inc.

In March 2000, we acquired United Payors and United Providers, Inc. ("BCE Emergis Corporation") for $824.3 million in cash (including transaction and integration costs). BCE Emergis Corporation operated a preferred provider organization or PPO which contracted with health care providers to obtain discounts and repriced medical claims for health care payors. It also offered medical management services to its payor customers.

Also in March 2000, to provide the required financing for the acquisition of BCE Emergis Corporation, BCE purchased, by way of private placement, 5.5 million Shares at a price per Share of $117.80 for total consideration of $650.0 million. We also issued to BCE a convertible debenture in the principal amount of $150.0 million.

The acquisition of BCE Emergis Corporation was intended to permit Emergis to leverage the relationships of BCE Emergis Corporation with insurance companies to sell its eBusiness and Internet expertise and solutions in the United States health market. Our various efforts, however, did not meet the anticipated results due to the low adoption of technology solutions, the soft IT markets and the United States health care landscape, which has been slow to embrace new technology solutions. As a result, there were limited synergies between these United States operations and the rest of our operations. In 2003, a decision was made to sell BCE Emergis Corporation and its subsidiaries.

In March 2004, we sold the PPO operations component of BCE Emergis Corporation for a total consideration of US$213.0 million, subject to certain closing adjustments. The sale excluded the care management operations component of BCE Emergis Corporation carried out by its subsidiary, National Health Services, Inc. and its subsidiaries (collectively, "NHS"). In March 2004, we completed the sale of the shares of NHS for a total cash consideration of US$10.0 million. The PPO and care management operations represented all of our operations in the health care field in the U.S.

(5) The Acquisition of InvoiceLink Corporation

In September 2000, we acquired InvoiceLink Corporation (now Emergis Technologies) of Greensboro, North Carolina, a privately held company involved in web-based invoicing and payment solutions. The transaction allowed us to acquire patented electronic invoice presentment and payment technology and offered us the possibility of leveraging the strength of this technology to further develop our services in the health and financial services sectors in the United States. In addition, the transaction allowed us to integrate this technology into our eBusiness solutions in Canada. Through this transaction, we were able to enter into agreements to sell this technology with a number of North America's largest companies.

As consideration for this acquisition, we issued 0.6 million Shares valued at $49.2 million and exchanged options to purchase two million Shares valued at $14.6 million. We then had to pay the balance of the purchase price over three years. In 2003, we paid the last

instalment in Shares and cash in the amount of $2.0 million and $2.6 million, respectively. The purchase price was $131.3 million, subject to certain adjustments under the agreement.

(6) Agreements with Federal Home Loan Mortgage Corporation

In September 2002, we acquired, on-line mortgage processing and closing technology tools from the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and related assets, for cash and a promissory note totalling US$18.3 million.

In September 2003, Emergis and Freddie Mac renegotiated their agreement for the marketing of its online workflow and processing tools for mortgages in the U.S. These negotiations were part of an overall agreement reached by the parties that included the termination of an existing marketing agreement. Under the terms of the new agreement, Freddie Mac paid us US$30.5 million, representing an acceleration of its previous financial commitments, and we repaid the US$12.0 million promissory note issued to Freddie Mac in connection with our acquisition of the technology tools in 2002. We used these funds received to continue lender and vendor implementations, to complete the development of our comprehensive eLending mortgage platform and to assist in the deployment of these services. With this new agreement, and a distribution agreement signed in October 2003, we have increased flexibility in the marketing of our eLending service.

(7) Sale of Shares in Emergis by BCE and New Arrangements with Bell Canada

In May 2004, we announced that BCE was selling its Shares through a public offering and our intention to pay a special cash distribution by way of return of capital of $1.45 per Share (see Section 2.1(8) below, "Special Cash Distribution"). Under the terms of the public offering, BCE sold 65.9 million subscription receipts which were automatically exchanged for one Share upon declaration of the special cash distribution. Under the terms of the transaction, BCE agreed to reimburse all of our fees and expenses in connection with the offering and the special shareholder meeting held to approve a reduction in stated capital to permit the payment of the special cash distribution. The public offering was completed on May 26, 2004. Emergis did not receive any proceeds from the secondary offering.

As part of this transaction, we entered into a five-year reciprocal commercial agreement with Bell Canada whereby we will be the preferred supplier for the provision of business solutions in the areas of payment, on-line lending, health care claims and transaction processing to Bell Canada and its subsidiaries, both for internal use and for resale. In turn, Bell Canada will be the preferred supplier of telecommunications and other services comprised in Bell Canada's suite of enterprise products and services to Emergis, both for internal use and for resale.

In addition, Bell Canada agreed to acquire our eSecurity assets (see Section 2.2(4) below, "Sale of eSecurity Operations"), we agreed to terminate the Bell Canada Legacy Contract (see Section 3.4(2) below, "Bell Canada Legacy Contract") on June 30, 2004 rather than December 31, 2004, and we transferred to Bell Canada the residual intellectual property in connection with these legacy products. A tax loss monetization arrangement with Bell

Canada was also terminated.

As a result of the divestiture, we became an independent company with a more widely held shareholder base, including two shareholders which together own approximately 27% of our Shares. We also have a substantially new Board of Directors, a renewed business relationship with Bell Canada and we ended our non-core activities. There have been no other significant changes in our client base or in our suppliers as a result of the BCE sale.

(8) Special Cash Distribution

In connection with the sale by BCE, we announced our intention to pay a special cash distribution by way of return of capital of $1.45 per share, representing an aggregate special distribution of $150.0 million. The distribution was approved by our shareholders on June 16, 2004, and was paid on June 30, 2004.

(9) Adoption of Shareholder Rights Plan and Change of Name

In June 2004, our Board of Directors also adopted a shareholder rights plan. The Emergis rights plan is designed to provide the Board of Directors and shareholders adequate time to assess any unsolicited takeover bid, and where appropriate, give the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a takeover bid.

The rights plan will be in effect for three years, with one renewal option. The rights issued under the rights plan will become exercisable only when a person or entity, including any related party, acquires or announces an intention to acquire common shares for a total ownership of 20% or more of our outstanding common shares, without complying with the "permitted bid" provisions of the rights plan or without approval of our Board of Directors. Should such an acquisition occur, rights holders, other than the acquiring person or entity and any related party, would be entitled to purchase Shares at a 50% discount at the time the rights become exercisable. A permitted bid is one made to all shareholders, which remains open for a minimum of 60 days, and is accepted by the holders of not fewer than 50% of the shares held by shareholders other than the person or entity pursuing the acquisition together with its related parties.

The plan was ratified by our shareholders on December 1, 2004. At the same time, our shareholders also approved a change in our corporate name from "BCE Emergis Inc." to "Emergis Inc."

(10) Restructuring Initiatives

In the first quarter of 2002, we warned our stakeholders that our expected financial results for the quarter and the year would not meet the expectations of the financial community. To address this shortfall, in April 2002, we announced our plan to focus on key growth areas, drive recurring revenue growth and streamline our service offerings and operating costs.

We proceeded to review our product suite, identified services that we considered non-core and re-evaluated the carrying value of certain assets. We developed a restructuring program and recorded $116.8 million of restructuring and other charges in 2002. The amount was made up of asset write-downs, severance and other employee costs, contract settlements, as well as lease costs related to excess facilities, and was reduced by the proceeds of disposition of certain exited activities. Accordingly, we reduced our total workforce from 2,860 to 2,275.

As a result of the sale of our U.S. health operations, we took restructuring and other charges of $38.2 million in the fourth quarter of 2003. These charges reflected the streamlining of our organizational structure and the write-down of the value of certain assets. The restructuring plan included a rationalization of overhead to ensure that our cost structure is aligned with our core revenue going forward. In addition to the restructuring and other charges, we also wrote down $18.4 million in future income tax assets related to our U.S. subsidiaries. We reduced the number of employees from 2,168 regular full-time employees as at January 1, 2003 to 1,157 regular full-time employees as at March 31, 2004 (which includes reductions as a result of the sale of our U.S. health operations) - a reduction of approximately 47%.

In November 2004, we undertook a restructuring initiative involving principally a reduction in headcount and rationalization of facilities which was designed to continue the streamlining of our organizational structure to enable us to attain our profitability targets. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004.

2.2 Significant Acquisitions and Dispositions

(1) Acquisition of WARE Solutions

In January 2004, we acquired WARE Solutions Corporation for $5.0 million. WARE offers web-based practice management software to health care providers, as well as claims processing and adjudication systems to payor organizations. This acquisition will enable us to upgrade our adjudication platform, enhance our offering, and contribute to our growth strategy in the health claims sector in Canada.

(2) Sale of U.S. Health Operations

In March 2004, we sold the PPO operations component of our U.S. health operations to MultiPlan, Inc. for a total consideration of US$213.0 million, subject to certain closing adjustments. The agreement excluded the care management operations component of our U.S. health operations carried out by our subsidiary, NHS.

The sale of our PPO operations involved the sale of the shares of BCE Emergis Corporation, a wholly owned subsidiary of Emergis, which carried on our PPO operations and which held options to purchase shares of a publicly traded company. These options remained in BCE Emergis Corporation at closing, but the sale agreement includes a price adjustment, carried at a value of $10 million, associated with the exercise of the options or the purchase of these

options by a third party. These options are currently the subject of a dispute between the Company's former subsidiary, BCE Emergis Corporation, and the grantors of these options. We believe that our former subsidiary has a valid position in this dispute. On its resolution, we will recognize a gain or loss in the statement of earnings to the extent that the ultimate price adjustment differs from the carrying value.

We have provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of BCE Emergis Corporation, which covers principally any breach of representations and warranties and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. Our representations and warranties exist for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of BCE Emergis Corporation for the year ending December 31, 2004, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations.

We have also agreed that we shall not (i) take any actions to voluntarily liquidate, wind-up or dissolve or otherwise cease to exist, (ii) declare or otherwise pay any dividend or make any distribution whether in cash or in kind in respect of our shares or (iii) redeem, purchase or effect a return of capital on any of our shares if, in the case of clauses (ii) and (iii), after giving effect to such action, we would not, on a consolidated basis, have cash or cash equivalents and/or fully committed lines of credit or access to other commercially available credit in an amount equal to at least US$106,500,000 prior to the Indemnification Termination Date (defined as the earlier of (i) 18 months from the closing, and (ii) 30 days after the issuance of the audited financial statements of the PPO operations for the year ending December 31, 2004) and in an amount equal to at least US$53.3 million thereafter until the expiry of the applicable Tax Indemnity Termination Date (defined as 30 days after the expiration of the relevant statute of limitations period). If we are unable to comply with clause (ii) or (iii) above, we are required to post a letter of credit in an amount equal to US$50.0 million, to be reduced to US$25.0 million on the Indemnification Termination Date.

The Stock Purchase Agreement also provides that if we are merged, liquidated, wound-up or dissolved into another person, unless such person assumes all of our obligations and has a net worth of US$100,000,000 or more after any such event, then such person shall post a letter of credit in an amount of US$50.0 million, to be reduced to US$25.0 million on the Indemnification Termination Date. The purpose of the letters of credit would be to serve as documentary credit support for our (or our successor entities') indemnification obligations under the Stock Purchase Agreement and would terminate 30 days after the expiration of the relevant statute of limitations period.

Following the completion of the sale, one of our subsidiaries became the primary lessee under a lease which represents an obligation of $14.5 million over the lease term, which ends in March 2011. We have sublet, to third parties, a portion of this lease for periods up to March 2011 for rent totalling $11.2 million.

In March 2004, we completed the sale of NHS for total cash consideration of US$10.0

million, subject to certain adjustments. We have provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of NHS, which covers principally losses arising out of any breach of representations and warranties in excess of US$500,000 to a maximum of US$2.5 million, except for breaches of covenants, tax liabilities and certain other representations for which there is no deductible and no maximum amount. Our representations and warranties exist for a period of no later than 18 months after the closing date, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations and except for certain other representations which are in force without limitation of time.

It is our view that our U.S. Health business was distinct, with few synergies with the rest of our operations, and we saw little progress in creating a path for this business within our strategy. These transactions improve our ability to focus on our core strengths and on areas of our business that offer long-term growth opportunities.

(3) Acquisition of Pharmacy Solution Providers

In March 2004, we acquired Montréal-based Gestion InfoPharm Inc., and Saskatoon-based Tri-Comp Systems Ltd. in two separate transactions for an aggregate consideration of $18.2 million payable in cash. Both companies provide IT pharmacy management and InfoPharm provides network solutions to pharmacies.

InfoPharm was founded in 1986 and served over 900 pharmacies in Québec. It specializes in the design, development and marketing of dispensary and point of sale software solutions customized for pharmacies. Its network solution also carries over 16.2 million drug claims per year. Tri-Comp Systems was founded in 1983, and is based in Saskatoon, Saskatchewan. It provides pharmacy management software and point of sale systems to approximately 700 pharmacies in British Columbia, Alberta, Saskatchewan and Manitoba.

On October 26, 2004, we purchased certain assets and assumed certain liabilities of QS/1 Data Systems Ltd. and AH Computer Systems (1988) Ltd. for cash consideration of $1.3 million. QS/1 Data Systems and AH Computer Systems provided pharmacy management software systems and related services to pharmacies in Canada.

These acquisitions are in line with our strategy to offer more complete solutions to the private and public health care sectors.

(4) Sale of eSecurity Operations

In June 2004, we sold our eSecurity operations to Bell Canada for proceeds of $30.3 million. The operations sold to Bell Canada related to contracts for access, authentication and authorization services distributed by Bell and delivered by us. Other security-related services underlying our electronic claims, lending and payment service delivery platforms and solutions remained within us. Under the terms of our agreement with Bell, we will continue to provide certain of the eSecurity operations for a period of twelve months after the sale.

(5) Sale of Webdoxs Operations

In July 2004, we sold our online bill delivery service operations, webdoxs, to ePost, a subsidiary of Canada Post Corporation, for total consideration of $14.5 million. We received $8.0 million of the consideration at Closing, and $1.5 million on December 31, 2004. The remaining amounts are receivable in two instalments of $2.5 million respectively in December 2007 and 2008. Under the terms of our agreements with ePost, we will continue to provide certain of the webdoxs operations to ePost to a maximum of 18 months after Closing. The sale of our webdoxs operations reflects our continuing review of our various products and businesses to ensure that they continue to meet our objectives. The sale of webdoxs improves our ability to focus on our core strengths and on areas of our business that offer long-term growth opportunities.

(6) Acquisition of NDCHealth's Canadian Claims Processing and Pharmacy Systems Businesses

On March 17, 2005, we announced that we had acquired the Canadian claims processing business of NDCHealth Corporation of Atlanta, Georgia and that we had reached an agreement with NDCHealth to acquire its Canadian pharmacy systems business. The claims processing business offers drug and dental insurance claims transport to insurance carriers and adjudicators, and the pharmacy systems business offers technology solutions to pharmacies. Total consideration for the two businesses is $17.5 million in cash. The pharmacy systems transaction is scheduled to close before the end of March, subject to certain closing conditions.

NDCHealth's Canadian claims processing business, based in Toronto, provides specialized network and claims processing services that support the electronic exchange of more than 70 million drug and dental insurance claims annually between health providers and insurance or adjudication companies. Its Canadian pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations. With the pharmacy systems acquisition, Emergis estimates that the number of pharmacies, for which it provides technology solutions, will increase by about 500 to approximately 2,400.

The two transactions are in line with our strategy to strengthen our position in the Canadian health technology sector and complement our existing operations. The claims processing business will bring in important new clients to us. The pharmacy systems business brings in major pharmacy chains as clients, and expands our presence in pharmacy solutions across Canada.

2.3 Trends

(1) Trends

In 2005, we expect increased demand for health insurance claims processing and the automation of patient records and increased competition in these sectors. In the finance

sector, we anticipate a growing demand for electronic solutions, especially in the area of eLending, where many business stand to gain from the automation of paper intensive processes.

(2) Outlook

2004 was a year of transformation for Emergis, one in which we increased our focus on areas that offer long-term growth opportunities, took steps designed to ensure that our cost base enable us to attain our profitability targets and saw a significant change in our shareholder base with the sale by BCE of its holdings in our Shares.

We realized a major step in the execution of our business strategy with the sale of our U.S. Health operations. It is our view that these operations were distinct, with few synergies with the rest of our operations, and we saw little progress in creating a path for them within our strategy.

We became an independent company and in the process, renewed our shareholder base, made significant changes to our Board of Directors, ended our non-core operations and entered into a new business relationship with Bell Canada.

We intend to use our substantial funds on hand both in the short and medium terms to enhance shareholder value. We are now primarily focused on growing our Health business, both organically and through acquisitions. We are also considering other capital transactions to enhance shareholder value, including the normal course issuer bid we announced in February 2005.

On the Finance side, we see opportunities to rationalize our portfolio, grow our more promising assets and unlock the unrecognized value in these lines of business. Each of the lines is being looked at, and we are considering actions ranging from continued investment to monetization.

In 2005, we are targeting total revenue to decline from 2004 due mainly to the absence of non-core operations, which generated $39.6 million in 2004, and to a decrease in revenue from Finance operations. The decline in Finance revenue is expected to result primarily from the expiry of certain point-of-sale, messaging, and eInvoicing contracts, and to lower revenue from our eLending-U.S. platform as this service transitions from the development stage into commercial operation. Health revenue is targeted to grow both organically and as a result of the full-year impact of acquisitions made during 2004 and due to the impact of acquisitions completed in March 2005.

The targeted decrease in revenue in 2005 compared to 2004 will negatively affect 2005 EBITDA. However, the impact of the November 2004 streamlining initiative is expected to more than offset the impact of the decrease in revenue and allow us to increase EBITDA. We continue to review our cost structure to enable us to attain our profitability targets and take full advantage of the operating leverage inherent in our business.

We are targeting approximately breakeven net income from continuing operations in 2005, an improvement from the loss from continuing operations before one-time items experienced in 2004, mainly as a result of higher EBITDA and decreases in depreciation and amortization expenses and income taxes. The contribution to net income from discontinued operations is expected to be negligible since the activities related to the sale of these operations were substantially completed in 2004.

Planned additions to fixed assets in 2005 are less than 2004 levels, despite additions related to our new office facilities. We will also fund the repurchase of up to 7.3 million shares under the normal course issuer bid we announced in February 2005. We expect to continue financing our capital expenditures and our normal course issuer bid and discharging our liabilities mainly with funds on hand, internally generated funds and available credit facilities.

(3) Success Factors:

External Success Factors

In mapping out our strategy, we consider the following **external factors** as key in shaping the business environment in which we operate:

Economic conditions

The strength of the overall economy impacts the level of technology spending by companies and governments, which in turn may impact our ability to sell, as well as the way we market and sell our solutions.

Health care spending

Increased government funding for health care-related initiatives in response to demands to improve the quality and availability of service may have a positive impact on our business.

Adoption

We develop and market technology solutions that transform paper business processes into electronic business processes. Our success is dependent upon the overall rate of adoption of such technologies and processes by our target markets. Increased adoption of technology solutions will have a positive impact on the demand for our solutions.

Competitive positioning

We face competition from companies selling similar solutions as well as from potential clients operating in-house solutions, which will impact our ability to grow, maintain our revenue base and retain clients. Competition may also affect the product functionality we must develop and the selling strategies we must adopt.

Productivity

Since our solutions can increase the operating efficiency of our clients through the conversion of paper business processes into electronic ones, productivity pressures among existing and potential clients should have a positive effect on our business. The return on investment we are able to offer to our clients is a key determinant in their decision to adopt our solutions.

Legislation

Certain of our opportunities depend upon the enactment of changes to government legislation for them to be realized.

Internal Success Factors

In order to achieve our objectives, we depend on the following critical **internal** success factors:

Employees

Our ability to innovate, develop new solutions, and sell and deliver them on time to clients is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

Service quality

Our ability to deliver our solutions and provide our services to clients on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

Scale

We must work to achieve scale in our business by maximizing the number of transactions processed by our technology platforms in order to generate revenue levels in excess of our fixed operating costs.

Sector expertise

Our solutions automate processes in the health and financial sectors. We require significant and up-to-date knowledge of these sectors in order to tailor our solutions to the needs of our clients.

Sales and marketing

Our ability to be effective in marketing and selling our solutions will affect our growth and profitability.

Research and development

We must maintain an adequate level of funding for research and development to allow us to innovate and expand our product offerings.

Operating efficiency

Our operating costs, consisting mainly of costs associated with employees, telecommunications and computing, must be maintained at levels that will allow us to attain our profitability targets. Similarly, we must also continue to be effective in our allocation of capital resources and focus on execution, delivery and control.

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Our Objectives and Strategy

Our 2005 objectives are to:

- Strengthen our position as a leader in the Canadian health care technology market
- Unlock the value embedded in our Finance businesses
- Improve our profitability
- Increase shareholder value

The major components to our business strategy are to focus on our Health operations and in our Finance sector rationalize our operations and grow promising solutions. While pursuing our strategy, we will continue to drive operational efficiencies in all areas of our business.

Focus on Health Operations

We will continue to invest to grow our business in the North American health sector to take advantage of opportunities arising from the growing concerns by governments, payors and health care providers for improved quality of care and containment of rapidly growing health care costs. Emergis' health strategy centres on three key segments: private payors, public payors, and providers.

With private payors, our strategy is to grow our share of the market organically by increasing our penetration of the drug and dental claims business, capitalizing on the continuing trend to convert paper claims to electronic claims, expanding our coverage to different types of claims, and leveraging complementary revenue opportunities, and by way of acquisitions. Our deferred claim reimbursement solution, which is currently offered in Quebec, has been enhanced during 2004 and will be marketed nationally in 2005. We now provide adjudication services to three of the largest life insurance companies in Canada, which collectively represent about half of the private group health insurance market. We will continue to work closely with our clients in the promotion of electronic adoption across Canada. We will also enhance our current dental processing capabilities to support all

commonly used versions of the Canadian Dental Association's CDAnet messaging standards. These enhancements will enable us to market our solutions to all Canadian insurance carriers or claims adjudicators.

On the public payor side, we will continue to expand our relationship with provincial workers' compensation boards and provincial health plans. In November 2004, we announced that we are part of a private sector consortium that will build and maintain a new electronic service delivery model for the British Columbia Ministry of Health Services. Our role is to build and maintain a secure medical claims adjudication solution and processing environment. This contract leverages our expertise and technology developed for the private payor market in the drug and dental claims area. We intend to pursue opportunities with other provincial governments that may decide to move in a direction similar to that of British Columbia, and therefore benefit directly from this key initial contract for medical claims processing.

Similarly, in the workers' compensation claims area, Emergis has developed and operates a claims processing system for the Ontario Workplace Safety and Insurance Board and provides drug claims processing for the British Columbia worker's compensation board. We are pursuing opportunities to offer similar services to workers' compensation boards in other provinces and in selected states in the U.S.

Also in the public sector, we will pursue opportunities created by electronic health record (EHR) and drug information systems (DIS) projects across the country, leveraging the breadth of our solution functionality and our extensive connections to providers. An EHR is a comprehensive electronic file of an individual's medical history that is expected to replace paper files detailing examinations, procedures, prescriptions and test results that accumulate over time in various doctors' offices, hospitals, clinics and test centers. Included in EHR are DIS, which specifically address prescription drug information.

We are also developing a strategy to expand our presence in the automation of provider systems, with a view to accelerating the adoption of electronic claims processing and electronic records by enabling health care providers. Through acquisitions of pharmacy solutions providers in 2004, we now support the operations of approximately 1,900 pharmacies, representing about one in four pharmacies in Canada. We expect to continue to expand our pharmacy solutions business through acquisition, and plan to extend the scope of our solutions to include other types of health care providers.

Rationalize Finance Operations and Grow Promising Solution Lines

We are looking to further rationalize, as well as to grow, our Finance portfolio of solutions with a view to enhancing the value and capabilities of these lines of business. We will do so by focusing on those lines which offer long-term growth opportunities or which improve our ability to focus on our core strengths and complement our activities in the Health area. We are reviewing each of our lines of business in Finance and are considering actions ranging from further investment to monetization.

For our electronic payment solutions, our strategy is to continue to service the financial institution market, improve our margin, and work to expand the scope of certain initiatives such as Visa Commerce. As a result of the slower than anticipated adoption of our eInvoicing solution, we intend to cease the commercialization of eInvoicing and shift our focus towards realizing the value of our eInvoicing patent. In eLending, we will pursue adoption of our residential, commercial and industrial mortgage services in Quebec, the expansion of our Canadian real estate solution across Canada, and the deployment of our eLending solution in the U.S.

Improve Operating Efficiencies

We will continue to drive operational efficiencies through overhead cost reductions and facilities and technology platform consolidation. The objective of these initiatives is to take full advantage of the operating leverage inherent in our business model. For example, we have recently moved our offices from the downtown Montreal area to the Carrefour de la nouvelle économie in Longueuil, Quebec to take advantage of tax credits offered by the Government of Quebec, and to consolidate our Montreal-area locations. In the longer-term, we see opportunities to consolidate our various technology platforms in Health and in Finance.

3.2 Our Services

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. The scope of our electronic solutions includes:

- Transport, adjudication and payment of prescription drug, and other health care services claims, and the transport of dental claims
- Pharmacy/prescription management services
- Enablement of electronic payments
- Loan document processing
- Underlying related security and messaging services

The following is a list of our principal services.

(1) Health Solutions

Claims Transport

We operate a private electronic real-time, point-of-sale claims network for the transport of drug and dental claims in Canada. 99% of Canadian pharmacies can submit claims on our system, either via a direct network connection installed in pharmacies or via exchange gateways interfacing with other telecommunication carriers or private corporate networks. The majority of Canadian dentists and pharmacies can submit claims on our network, either via a direct network connection or via exchange gateways interfacing with other telecommunication carriers or private corporate networks.

Claims Adjudication

We also operate a private health claims adjudication service in Canada on behalf of large Canadian insurance carriers and government agencies. This service includes on-line claims capture, validation of patient eligibility, calculation of insured benefits, and electronic payments to providers. We also provide drug utilization services and managed formularies on behalf of our customers.

Pharmacy Solutions

Our pharmacy practice management system offers a suite of applications that provides Canadian pharmacies with the tools they need to manage their client's health care needs. The health care services provided include the fulfillment of prescriptions, performing drug utilization reviews, managing patient medication compliance through automated refill requests and/or compliance packaging, and managing client-tailored therapeutic plans. These services support retail, institution and community care environments.

The system offers inventory management and electronic bi-directional communication with their drug wholesaler of choice. It also manages the submission and reconciliation of all public and private third party insurer claims for prescriptions and services rendered to their clients. The system is capable of interfacing with a variety of other vendor's applications (e.g. POS Systems, automated pill counting and packaging devices, etc.) to automate many of the technical and/or administrative functions enabling the pharmacies to continue to focus on offering quality health care to other clients.

(2) Finance Solutions

Cash Management

In Canada, our electronic bill payment and business tax filing enabling solutions allow customers to pay bills and to businesses to file and pay their taxes directly from their personal computers, whether those bills and taxes are received by regular mail or presented electronically. We also offer to billers a payment delivery notification service that notifies them on a daily basis of who has paid their bill electronically and how much they have paid. Our clients can locate and retrieve real-time payment transaction information in order to resolve customer and creditor issues.

Point-of-Sale Transaction Processing Services

We are a provider of point-of-sale transaction processing services in Canada. We provide merchants and credit card acquirers with a platform to electronically verify and process POS transactions such as credit card and debit card transactions. We collect transaction data from POS devices, electronic cash registers and credit card swipe terminals. We route and process this data through our internally developed on-line, real-time transaction-processing system, and then return to the point-of-sale device the information required to complete the transaction. We also sell and maintain POS terminals and related software solutions with our pharmacy provider solutions.

Business to Business Bill Presentment (eInvoicing)

Emergis eInvoicing delivers cost and cash management efficiencies by automating the business functions of invoicing and payment. Suppliers and buyers collaborate through a simple, intuitive and secure application for presenting, routing, disputing, processing, approving and settling invoices. The solution eliminates paper and postage costs and improves the management of the working capital by reducing the time it takes to process invoices and payment.

Visa Commerce

We are a primary development and operations partner for Visa Commerce, an integrated global payment and information management solution, designed to replace the use of cheques as a form of B2B payment, which is provided by Visa USA and Visa International to member banks and their corporate customers. We have developed the core pre-processing engine and related applications in addition to providing key messaging technology and services to enable banks, buyers, and suppliers to utilize the solution. We also host the solution and are the primary interface to Visa's global settlement network.

(3) <u>eLending Solutions</u>

eLending – Canada

In Canada, our real-estate eLending Interchange solutions allow financial institutions and notaries/real estate lawyers in the Province of Québec to electronically exchange loan information for the completion of mortgage loans, removing the necessity of re-entering the same information multiple times. These solutions also permit financial institutions to electronically access appraisal services offered by third-party appraisers connected to the eLending Interchange, and permit the real-estate legal community (i.e. notaries and real-estate lawyers) to register and to electronically access title to real property.

We also offer eLending solutions for the automotive industry through our automotive eLending Interchange. The eLending Interchange for the automotive industry streamlines automotive loan management by offering a single entry point to all necessary sources of data and document. The eLending - Automotive solution permits automobile dealers, financial institutions, and the various personal property registries in Canada to electronically exchange information for the electronic registration by financial institutions of financing statements and other related documents (amendment, renewal, and discharge) with respect to automotive loans and leases at personal property security registries in Canada.

eLending – U.S.

In the US, we offer an environment in which lenders, settlement service providers and other parties to the mortgage loan connect with each other in real-time to perform, manage and track loan processing functions using the same electronic loan file. Offerings from Emergis include Application and Disclosure Service (for presentation and electronic signing, using digital signature technology, of up-front loan documents), Vendor Services Exchange (for ordering and tracking of loan settlement services), Electronic Closing (for presenting and

electronic signing of closing and other documents, as well as coordinating closing activities) and Electronic Vault modules (a secure repository for on-line storage of electronic loan files).

(4) Other Services

Messaging and Collaboration

We provide messaging EDI and related messaging services (fax, email, client custom delivery formats). Our messaging suite services commercial customers predominantly in the financial services, healthcare, telecommunications, transportation and logistics, and retail sectors and enables payment-related transactions. In addition, we provide messaging components to a number of other services.

Other Services

Under the terms of our agreements with the purchasers of certain of our discontinued businesses, we are providing operational support for a transitional period (see Section 2.2(4) "Sale of eSecurity Operations" and Section 2.2(5) "Sale of Webdoxs Operations").

3.3 Revenues From Principal Products and Services

Revenue from our claims adjudication accounted for 22% of our revenue from our continuing operations in 2004 and 17% of our revenue from our continuing operations in 2003. Revenue from our connectivity services related to the Bell Canada Legacy Contract (see Section 3.4(2), "Bell Canada Legacy Contract") accounted for 17% of our revenue from our continuing operations in 2004 and 35% of our revenue from our continuing operations in 2003.

3.4 Client Segments

In 2004, our operations, other than our discontinued operations, addressed principally two client segments – Health and Finance. In addition, we generated revenue from non-core operations in the first half of 2004.

Health

This segment addressed the Canadian health market by enabling the processing of claims for health insurance companies, workers' compensation boards and other government agencies, and by providing pharmacies with technology solutions to support their operations. In this market, we leverage our technology leadership and our business relationships with leading health insurance companies, government agencies and pharmacies to offer them cost savings and efficiencies.

Finance

This segment offered North American enterprises and financial institutions finance-related

business solutions. The focus of this business segment is on payment enablement and loan document processing solutions. Our technology and business relationships with financial institutions and large corporations allows them to benefit from the cost savings, efficiencies and enhanced client service portfolio that we provide.

Non-Core

We also generated revenue from non-core operations, consisting of the a contract with Bell Canada pursuant to which we provided business Internet access services, and other non-core and exited products (the "Bell Canada Legacy Contract"). Other non-core and exited products included a number of products, which we decided in March 2002 we would no longer support nor sell. Non-core operations ended in June 2004.

Our reporting structure in 2005 will continue to include Finance and Health operations.

The following table shows the activities of each of the two client segments in 2003 and 2004:

(Millions of Dollars)	Finance		Health		Non Core		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenue	$108.0	$118.4	$70.9	$56.9	$39.6	$108.7	$218.5	$284.0

(1) Health

This segment addresses the Canadian health market by enabling the processing of claims handled by health insurance companies, worker compensation boards and government agencies, and providing related security services. Our health claims processing solutions enable us to quickly and efficiently process claims, provide IT pharmacy management and network solutions to health providers, and provide other valuable services and information to healthcare payors and their providers. We leverage our business relationships with leading health insurance companies, workers' compensation boards and government agencies in Canada to offer them cost savings and efficiencies, as well as the opportunity to re-engineer their business practices.

We operate a private electronic real-time, point-of-sale claims network for adjudicating prescription drug claims and transmitting dental claims in Canada. We also process workers' compensation claims. We serve three of the largest Canadian life insurers who together represent more than 50,000 group benefits plans in Canada and cover more than 2.9 million primary holders of our identification card. As well, we serve the Ontario Workplace Safety and Insurance Board ("WSIB") and the British Columbia Workers' Compensation Board. In 2004, we transmitted or adjudicated more than 95 million prescription drug claims and transmitted more than 11.5 million dental claims.

The processing and adjudication of claims involves the transport of claims from pharmacies across Canada and the real-time adjudication of these claims. These claims are transmitted

over various communications networks which together reach over 99% of the pharmacies in Canada. Payments to pharmacies are made exclusively by electronic funds transfer according to various payment options, including next-day payment, for which a fee may be charged.

The WSIB uses our new web-enabled Health Claim Management system, which allows for faster, more consistent processing for the province's 27,000 health and medical services providers. Operating in Ontario, which has the largest industrial base in Canada, the WSIB receives more than 354,000 injury reports, which represents 36.9% of the total injury reports in Canada, and more than 2.2 million bills for injured workers annually. This volume makes the WSIB the largest payer of work-related health claims in the country, and among the largest in North America. The British Columbia Worker's Compensation Board, representing over 15% of the annual injury reports in Canada, also uses our drug adjudication processing system to process prescription drug claims for injured workers.

We also provide design, development and marketing of dispensary and point of sales software solutions customized for over 1,900 pharmacies across Canada.

In April 2004, we began to provide drug claims adjudication and associated services for the group drug plans of Bell Canada and certain of its affiliated companies. The group drug plans of these companies cover approximately 66,000 persons, including employees, retirees and dependants, and will contribute over 1.8 million additional claims transactions per year for Emergis. We also expanded the transport services of drug claims to all pharmacies operating under the Loblaws' corporate umbrella in Canada, in effect doubling the number of Loblaws' Pharmacies that use Emergis' network.

In April 2004, we also renewed our exclusive agreement with The Great Atlantic and Pacific Company of Canada ("A&P") to provide transport services of drug claims to all pharmacies operating under the A&P corporate umbrella in Ontario. Under this agreement, pharmacies will be migrating from a dial-up solution to Emergis' advanced and secure IP network to submit drug claims to various insurance adjudication authorities.

In 2004, we also renewed an exclusive agreement with Hudson Bay Company to provide transport services of drug claims to all Zellers pharmacies across Canada.

In November of this year, we announced that we are part of an industry consortium, led by Maximus Canada, which has been awarded a ten-year contract by the B.C. Ministry of Health Services to develop a new electronic service delivery model for their Medical Services Plan. Our role is to build and maintain a secure medical claims adjudication solution and processing environment for the Ministry. The public health care sector represents a significant market for us, and contract wins, such as this one, improve our position as we pursue opportunities with other provincial governments.

We are also planning to provide related security services, primarily to the health sector. Emergis' comprehensive privacy and security offering includes consulting services such as security risk assessments and audits, security solution implementations as well as privacy impact assessments and audits. Emergis also offers a managed protection solution that stops security threats before they enter a network and ensures protection and confidentiality of

data.

Our strategy in Health is to extend our core competencies in claims adjudication and pharmacy/prescription management to offer more complete solutions. For claims adjudication, we will extend our claims management and claims processing services to offer integrated solutions which fully meet the needs of both public and private insurers. This will enable us to offer greater value-added services to insurers, leading to the expansion of services provided to existing clients and the acquisition of new customers.

Similar to claims adjudication, our strategy for pharmacy/prescription management is to leverage our extended customer base by offering a complete solution set across the country. This will enable us to offer more complete solutions within the pharmacy back office, allowing pharmacies to focus on customer service and not on managing the backend processes for those services. This more complete solution will be leveraged and expanded to offer province wide pharmacy solutions - such as drug information systems. Through our connection to pharmacies and increased solution offering, provinces will be able to more rapidly establish drug information systems.

We will build upon this foundation to provide solutions within the Electronic Health Record market. We will be well positioned to offer these services due to our expanded capability in claims and our expanded capability and connectivity with pharmacies. Solution offerings will be rounded-out through a series of strategic partnerships and select acquisitions.

The following table outlines the principal services we offered in the Health segment as at December 31, 2004 (except as otherwise indicated).

Services	Program Reach	Description
Claims Transport Solutions	• Over 12,500 dentists, up from 12,000 in 2003 • Over 11.5 million dental claims in 2004, up from 11.3 million in 2003 • 99% of all pharmacies in Canada, directly or indirectly	• Electronic drug claims transmission between pharmacies and adjudication authorities • Electronic dental claims transmission between dentists and insurance companies
Claims Adjudication Solutions	• Three of the largest life insurance companies in Canada, representing over 52% of the private group health insurance market • Bell Canada • Ontario WSIB and British Columbia WCB and other government agencies • Over 2.9 Million primary cardholders in Canada • Over 47 million drug claims in 2004 adjudicated	• On-line prescription drug claim adjudication (eligibility, limitations of coverage, price verification) • ePayment to pharmacy and other extended heath care providers (chiropractors, physiotherapists, etc.) • Drug utilization review • Database of private drug claim information • Information for evaluating cost and

Services	Program Reach	Description
	• Over 48 million drug claims transmitted to adjudication authorities other than Emergis adjudicated claims • Over 2.2 million bills adjudicated and paid in 2004 on behalf of Ontario WSIB	effectiveness of benefit plans • Health and Labour Market Re-entry bills adjudication • On-line capture of bills • On-line plan management with labour market re-entry adjudicators • Audit and fraud detection services
Pharmacy Solutions	• Over 1,900 pharmacies across Canada	• Design, development and marketing of pharmacy management software and point of sales software solutions

(2) Finance

In the financial services industry, we provide invoice presentment solutions, eLending solutions and ePayment solutions directly and through financial institutions. While many of our products target industry leader end-users, our focus is to use our customers as the channels through which our solutions reach the end user. In particular, we enable financial institutions and telecom companies to private label our solutions, thereby enhancing acceptance and accelerating adoption.

Cash Management

We currently provide electronic bill payment and tax filing enabling solutions to ten financial institutions and six Canadian provincial governments. In 2004, we added the final remaining major Canadian financial institution to our tax payment and filing solution, as well as a smaller financial institution. The volume of electronic bill payment and tax filing enabling solutions increased by 55% in 2003 and 68% in 2004 from the volume in 2002.

Our payment delivery notification processing service, which supports four Canadian financial institutions, grew 18% in volume in 2004. We launched a new services platform and migrated the first financial institution to the new platform.

Point-of-Sale Transaction Processing Services

We provide credit and debit authorization processing and settlement for point-of-sale originated transactions. In 2003, a POS network contract with Bell Canada for a financial institution was terminated and in 2004 a POS contract with another financial institution was terminated. Accordingly, revenue from POS and POS network services declined in 2004 from its level in 2003, and is expected to further decline in 2005.

Business to Business Bill Presentment (eInvoicing)

We offer eInvoicing services in the United States and Canada through direct sales to large enterprises as well as in the United States through a bank-centric model where banks and other large institutions offer eInvoicing to their customers.

Emergis has responded to less-than-expected market demand for electronic invoice presentment and payment solutions (EIPP) by limiting the on-going development of its eInvoicing solution and centralizing service delivery functions in Montreal. These moves are consistent with our objective to move our U.S. businesses towards profitability. Weak demand experienced by Emergis in its direct sales efforts for eInvoicing has also been felt by its bank distribution partners. In December 2004, Emergis reached an agreement with Bank of America to terminate their agreements for EIPP and to provide for transition services in 2005. In addition, our distribution agreements with JPMorgan Chase Bank will expire in 2005. Neither of these agreements will be replaced and we expect that a number of our other contracts for eInvoicing will not be renewed when they come to term.

In parallel with these developments, we are pursuing our patents rights for our eInvoicing technology, having successfully enforced these rights and received more than $1.0 million in license revenue in a test case in 2003. We are in the process of notifying other parties believed to be infringing on our patent of our intent to enforce these rights (see Section 3.8 "Intellectual Property").

Visa Commerce

Our Visa Commerce platform, a payment solution with global potential co-developed with Visa, processed some US$4 billion in electronic payment transactions worldwide in 2004. We continue to work with Visa to expand our relationship with new payment-related opportunities and are also assisting Visa in the global implementation of the solution to Visa Member banks. In the first quarter of 2004, we delivered additional functionality and a new set of adoption tools to the Visa Commerce platform with the release of version 2.2 of the software. A further release (version 3.0) was delivered in November 2004.

eLending Canada

In November 2004, Emergis signed a new agreement with the Desjardins Group to extend our eLending platform for processing residential mortgages into the commercial and industrial sectors. Starting in the spring of 2005, our platform will allow 125 Desjardins branches and their Corporate Financial Centres to interact electronically with notaries, exchanging the information required for awarding, managing and closing loans for commercial and industrial buildings. We currently operate in Quebec, with about three quarters of Quebec notaries connected to our system. Later in 2005, we plan to take our eLending platform across the country with more lenders.

eLending U.S.

In the United States, we provide services to the U.S. mortgage industry. Progress was made

in 2004 in the development of our Application and Disclosure, Electronic Closing, and Electronic Vault Services.

In March 2004, we announced that Cendant Settlement Services Group, a subsidiary of Cendant Corporation, will utilize Emergis Vendor Services Exchange on its eLending platform to conduct mortgage appraisal transactions electronically. The move will enable Cendant's mortgage originators and over 2,500 appraisers to connect online to place, receive, and manage status of appraisal orders in a standardized format. We will also provide Cendant access to automated appraisal review engines that will improve error identification and enhance quality control. We will migrate Cendant's users from their Appraisal Delivery System, which Cendant has been using to deliver appraisals electronically since 1998, to its eLending platform. This migration will be completed in March 2005.

In December, 2004, Fiserv Lending Solutions selected the Vendor Services Exchange component of our eLending-U.S. platform as a key technology component in delivering their new Electronic Partner Connection solution. Theirs is a network that will provide mortgage lenders with a single point of entry for the order and delivery of Fiserv mortgage services. Our Vendor Services Exchange will allow Fiserv's lending services to work together seamlessly and efficiently in an end-to-end solution for mortgage lenders. The new contract with Fiserv is expected to begin to drive traffic through our platform in 2005.

Messaging and Collaboration

We provide EDI and related messaging services (fax, email, client custom delivery formats). In 2004, we launched a major review of the portfolio to identify opportunities to reduce operating costs and improve and expand our service offerings to our customers. In 2004, we processed approximately 21.8 billion characters of messaging data on behalf of our customers and another 37.7 billion characters of data supporting other Emergis service offerings. A number of contracts with customers for this service were terminated or not renewed in 2004.

Bell Canada Legacy Contract

On June 30, 1999, we entered into the Bell Canada Legacy Contract, a three year exclusive distribution agreement with Bell Canada, and a three year services agreement with BCE Nexxia Inc. (now Bell Nexxia, a division of Bell Canada) ("Nexxia") with respect to business Internet access services (the "IP Products"). Both agreements had an effective date of January 1, 1999. Under the terms of these agreements, Bell Canada was responsible for marketing and selling the IP Products while we retained Nexxia as our exclusive supplier of network services, operations management services and product management for these IP Products on a fixed price basis. Under the original agreement, which was to terminate on December 31, 2001, Bell Canada had the exclusive right to market these services, and in return, committed $290.0 million in revenues over three years. In October 2001, we announced we had extended for another three years the Bell Canada Legacy Contract and had expanded this agreement to include, in addition to business Internet access services, our electronic business network services. These services enabled enterprises to connect with

their partners and exchange data in a secure IP-based environment.

In connection with the sale by BCE of their Shares in Emergis, we agreed to terminate the Bell Canada Legacy Contract and related agreements with Bell Canada, and sell to Bell Canada the remaining intellectual property related to the agreements for $10.3 million, which we recorded as a gain on sale. We also received $4.7 million as a contract settlement for the early termination of that contract.

Summary

The following table outlines the principal services we offered in our Finance segment as at December 31, 2004 (except as otherwise indicated).

Services	Program Reach	Description
Cash Management	• Ten Canadian financial institutions • Over 129.8 million transactions in 2004	• Payment of invoices and taxes • Payment delivery notification • Filing of corporate tax remittances and tax returns
Point-of-Sale Transaction Processing Services	• 9 clients providing credit card services to merchants in Canada • Over 647 million POS transactions in 2004	• Processing (authorization and settlement) of credit card and debit card transactions (POS) • Transmission of credit card and debit card transactions (POS Network)
eInvoicing	• Principally in the United States through direct sales and bank channels to large enterprises. • 7 customers in the US at the end of 2004	• Web-based technologies for invoice presentment, processing and payment
Visa Commerce	• International through Visa USA and Visa International	• Payment and information management solutions
eLending U.S.	• U.S. mortgage industry • 36 Lenders and 711 Vendors	• Web based solution for lenders to manage settlement vendors and a paperless loan closing and storage process.
eLending Canada	• Three major Canadian financial institutions • Over 570 automobile dealers in Canada • Over 1,500 notaries in the Province of Québec	• Electronic exchange of information for electronic registration of security interests • Electronic exchange of information to facilitate credit applications • Electronic exchange of loan information for the completion of mortgage loans
Messaging and Collaboration	• Canadian companies requiring business documents exchange capabilities	• EDI and related messaging service designed to facilitate the exchange of business documents

3.5 Technology

Our core services are based on our own proprietary technologies. Examples of technologies that we own include web-based pharmacy practice management software, health claims processing technology, eInvoicing, payment solutions, online mortgage processing and closing technology tools, and business document exchange capabilities. We also provide certain services which use technologies licensed from other parties. Licenses for such technology are typically for a fixed term, and are generally renewable at our option.

3.6 Research and Development

Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and enhancement and maintenance of existing solutions. Research and development expenses decreased in 2004 as a result of our cost containment efforts.

Our major research and development activities in 2004 included updates to our drug claims processing solutions and health claims management applications.

In eLending Canada, we commenced a project to re-design and re-architect our solution to increase flexibility to allow for future features for other provinces and provide the ability to increase the number of users. That release also includes the required functionalities to process a commercial mandate.

We also enhanced and developed a number of applications related to electronic payment. In Visa Commerce, releases 2.2 and 3.0 went into production in 2004, containing significant enhancements to previous versions.

3.7 Operations

Operations consists primarily of personnel and personnel-related costs, software and hardware maintenance, telecommunications and facilities costs associated with each line of business. Expense levels have decreased due to the divestiture of non-core products and to the impact of our 2003 streamlining initiative. An additional reduction is targeted in 2005 further to the impact of the 2004 streamlining initiative.

We currently operate our services out of two main data centres. In total, as at December 31, 2004, these data centres ran more than 400 servers. We offer services out of data centres in Rockville, Maryland, and Thornhill, Ontario. Starting in April 2005, the Rockville data center will be integrated into the Thornhill data center. As at December 31, 2004, we employed approximately 130 persons in these data centres.

We currently operate four customer technical service desks: one in Mississauga, Ontario, one in Saskatoon, Saskatchewan, the others in Montréal and St. Hilaire, Québec. These service desks receive inbound calls from our clients and end-users. These facilities provide customer service 24 hours a day, seven days a week.

At the end of 2003, we commenced a major review of our service delivery groups, with a goal to integrate them into a unified, customer-facing organization. The overall objectives of the review were to provide a better allocation of resources required to service customers, and to create a more efficient, responsive and coordinated organization that will serve as a single contact point for the needs of the Company's sales and marketing group. The review was completed in the fourth quarter of 2004 and the implementation of its recommendations have been put in place.

3.8 Intellectual Property

Our intellectual property includes proprietary technology, business strategies, market information and know-how. We also license technology from third parties. We rely on a combination of trade secrets, trademarks, copyrights, patents and contracts to protect our intellectual property.

A portion of our proprietary technology is protected through the use of copyrights. Portions of our know-how are also protected as trade secrets through contractual agreements with our clients, partners, suppliers and employees. We pursue and protect our proprietary rights to intellectual property in our agreements with the view of capturing the maximum value of our services and assuring a competitive advantage. A portion of our intellectual property is also protected through the use of patents. We currently have been granted one patent in relation to our eInvoicing technology, which expires in 2017, and thirteen other applications are pending for various technologies which we have developed.

Our ability to compete effectively will depend, in part, on our continued ability to protect and enforce our intellectual property rights. Although we rely, in part, on contractual provisions to protect our trade secrets and proprietary know-how, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise be disclosed or be independently developed by competitors. We also rely, in part, on technology that we license from third parties, including software that is integrated into our solutions to perform key functions. If we are unable to continue to license any of this software on commercially reasonable terms, we may face delays in the delivery of our solutions until equivalent technology can be identified, licensed or developed and integrated into our current solutions.

3.9 Sales and Marketing

Our Health segment has a direct sales force that spans Canada. This sales team focuses on selling technology products and services directly to insurance companies, workers compensation boards and other government agencies, as well as pharmacies and other providers. Our direct sales force is supported by technical professionals including software engineers, project managers and internal and external industry professionals.

In our Finance sector, we maintain a direct sales force to market our solutions in Canada and the United States. We sell principally to financial institutions, providers of services to financial institutions, to companies involved in providing mortgage services and to telecommunications providers.

In addition to our direct sales efforts, we participate in industry advisory councils or analyst programs, trade shows, seminars and conferences. Our participation is designed to increase the awareness of our service offerings.

We offer our products and services primarily in Canada and the United States. The following table sets out certain geographic information relative to the Company:

Geographic Segmentation of Revenue	2004	2003
Canada	83%	83%
United States	17%	17%
Total	100%	100%

A major Canadian financial institution re presents 10.2% of our consolidated continuing revenue for the year ended December 31, 2004. Except for related party transactions described in Note 20 of the Notes to our Consolidated Financial Statements for the year ended December 31, 2004, we do not have any further customers who represent more than 10% of our revenues for the year ended December 31, 2004.

3.10 Legal Proceedings

In the normal course of business, we become involved in various litigation matters. Pending litigation may result in financial loss to our business. Certain litigation, if decided against us, could have a material adverse effect on us, although management at this time does not believe that any such litigation is likely to succeed.

In April 2004, we received US$8.8 million (C$11.5 million) in cash as settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product we no longer market.

3.11 Material Contracts

A list of contracts entered into by us since January 1, 2002 that are material to us (other than contacts entered into in the ordinary course of business) is set out below. Particulars of these contracts is set out elsewhere in this Annual Information Form in the section applicable to each such contract.

- Asset Purchase Agreement entered into between BCE Emergis Inc, BCE Emergis Technologies Inc. and The Federal Home Loan Mortgage Corporation on September 19, 2002, as amended on November 8, 2002;

- Termination, Amendment and Release Agreement entered into between BCE Emergis Inc., BCE Emergis Technologies Inc., and The Federal Home Loan Mortgage Corporation on September 30, 2003;

- Pre-Merger Agreement entered into between BCE Emergis Inc., Ware Solutions Corporation, John K. David, David, J. Halpin, Robert Tholl, Jim Josephs, Raymond Leung, and Wade Trainor on November 17, 2003;
- Stock Purchase Agreement entered into between BCE Emergis Inc., Multiplan Inc., BCE Emergis US Holdings Inc., and BCE Emergis Corporation on December 31, 2003 as amended on March 4, 2004;
- Asset Purchase Agreement entered into between E-Route Inc., BCE Emergis Inc., Canada Post Corporation and EPO Inc. on December 31, 2003;
- Stock Purchase Agreement entered into between SHPS Holdings Inc., BCE Emergis Inc., BCE Emergis US Holdings Inc. and National Health Services Inc. on February 25, 2004;
- Share Purchase Agreement entered into between BCE Emergis Inc., Gestion InfoPharm Inc., and Charkylco Inc. Georges Crête on March 19, 2004;
- Underwriting Agreement entered into between BCE Emergis Inc. and BCE Inc. on May 10, 2004;
- Asset Purchase Agreement for eSecurity entered into between BCE Emergis Inc. and Bell Canada on June 29, 2004;
- Sunrise Intellectual Property Transfer Agreement entered into between BCE Emergis Inc. and Bell Canada on June 30, 2004;
- Sunrise Termination Agreement entered into between BCE Emergis Inc. and Bell Canada on June 30, 2004, as amended on December 7, 2004; and
- Share Purchase Agreement entered into between Emergis Networks Systems Inc., BCE Emergis Inc. NDC of Canada Inc. and NDCHealth Corporation on March 17, 2005.

3.12 Interests of Experts

Our auditors are Deloitte & Touche LLP, Chartered Accountants. As at March 1, 2005, Deloitte & Touche LLP, Chartered Accountants, beneficially owned, directly and indirectly, less than 1% of the outstanding Shares.

3.13 Competition

We face significant competitors in Canada and the United States in all of our service offerings. Although we believe that no single competitor offers an integrated suite which incorporates all of our services, competitors in the health sector include ESI Canada Inc., RAMQ and Bell Canada in drug and dental claims processing in Canada, and Kroll, DLD, TechRx, and Frontline in pharmacy management systems, as well as large integrators such as International Business Machines Corporation, CGE&Y in drug information systems, electronic health records, workman's compensation board and provincial health plan

opportunities across Canada. In our ePayment sector, major competitors include, amongst others, Paymentech, Moneris Solutions, Global Payment and First Data Corp. in point of sale, and Bottomline Technologies, Inc., Velosant LP, Xign Corporation, CheckFree Corporation in electronic bill presentment and payment. Our eLending competitors include CSRS, Brascan, Terranet and Filogic in Canada, and in the U.S., Safedocs, eLynx, RealEC, Encomia and Ellie Mae, and in our other Finance service areas, major information technology service companies and financial transaction processors such as International Business Machines Corporation and First Data Corp.

Our industry is and will continue to be highly competitive and we face competition for each of our individual services from numerous competitors who have substantial marketing, personnel and technological resources. Many firms offer competing services in health claims processing, pharmacy/prescription solutions, payment and lending. In the health sector, certain companies provide an array of services, some of which may be competitive to our claims processing solutions. Furthermore, in some areas, we may compete with internal groups of major organizations.

We believe that the principal competitive factors in our industry include:

- Ownership of our technology and the ability to continue to enhance and improve our technology;
- Establishing business relationship within industry segments and their communities;
- Technical and strategic expertise;
- Process expertise;
- Leading-edge technology;
- Scalability of services;
- Quality of services;
- Speed of development and implementation of solutions;
- Pricing of services ;
- Return on investment compared to cost and up-front fees;
- Suppliers' brand-recognition, size and financial strength; and
- Strategic alliances and commercial relationships.

3.14 Employees

As at December 31, 2004, we had 900 employees. Among these employees, 329 employees were dedicated to our Health business segment, 195 were dedicated to our Finance business

segment, and 237 were shared by both segments. These employees are involved in sales, marketing and service delivery and operations. The remaining employees were engaged in administrative and support functions, such as finance, legal and human resources. In an effort to streamline our operations and become a more agile organization, we reduced the number of our employees from 1,933 regular full-time employees as at January 1, 2004 to 900 employees as at December 31, 2004 (which includes reductions as a result of the sale of our U.S. health operations) - a reduction of approximately 53%.

Our employees are not represented by a labour union. The majority of our employees own Shares or options to purchase our Shares.

3.15 Risks and Uncertainties

We are subject to a number of risks and uncertainties, including the following:

General Economic Factors

General economic conditions, consumer confidence and spending, and the demand for, and the prices of, our solutions affect our business. When there is a decline in growth or uncertainty in the economy or in retail and commercial activity, there tends to be a lower demand for our solutions.

The slowdown and uncertainty in the North American economy have reduced demand for our products and services, which negatively affected our financial performance in 2004 and may also negatively affect it in 2005. In particular, uncertain economic conditions have led to lower spending on information technology services resulting in lower non-recurring revenue.

Weak economic conditions may also negatively affect the financial condition and credit risk of our clients. This could increase uncertainty about our ability to collect receivables.

We are affected by fluctuations in the currency exchange rates between the Canadian and United States dollars. The strengthening of the Canadian dollar may continue to have an unfavourable impact on our revenue and net earnings.

Adoption of eBusiness

Our success depends on widespread use of the Internet and other electronic networks, including the Internet, as ways to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market for these activities and their sustainable rate of growth. Businesses and customers have not adopted eBusiness and its inherent applications as quickly as had been originally expected for a number of reasons, including, but not limited to:

- Security risks in transmitting and storing confidential information, including concerns relating to the potential for user impersonation and fraud or theft of stored data and information communicated over the Internet;

- Inconsistent quality of service;
- Lack of availability or delays in development of cost-effective, high-speed service;
- Inability to integrate business applications on the Internet;
- The need to operate with multiple and frequently incompatible products; and
- Lack of or delays in development of tools to simplify access to and use of the Internet.

Businesses, which have invested substantial resources in other methods of conducting business, may be reluctant to adopt new methods. Also, businesses with established patterns of purchasing goods and services and effecting payments may be reluctant to change.

To the extent that eBusiness experiences significant growth both in the number of users and the level of use, the Internet infrastructure may not be able to continue to support the demands placed on it by continued growth. Such continued growth could affect the Internet's technological ability to effectively support the high volume of transactions and this could materially harm our business and operating results.

Adoption Rate of Our Solutions by Customers

We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our customers and distributors' clients adopt our solutions. It will also depend on the effectiveness of our sales force as well as our ability to stimulate our distributors' sales and influence their marketing plans for our solutions.

Signing Government Contracts

In order to take advantage of opportunities in the government sector, we must develop an understanding of the complexities of the decision-making process for awarding government contracts as compared to that in companies. For example, our sales efforts must take into account the potential requirement for changes in legislation in order that a government may use our solutions. We must also allow for potential changes in governments and frequent changes in government personnel with whom we interact.

Governments Developing Internal Solutions

Certain governmental authorities may wish to develop internally the capability necessary to process health claims electronically. Should governments develop such capability, and require healthcare providers, users and/or payors to use such capability to process their claims, it could materially harm our business and operating results.

Response to Industry's Rapid Pace of Change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing customer needs, frequent new solutions introductions, and short product life cycles.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new technologies and solutions, and upgrade existing solutions.

We may face additional financial risks as we develop new solutions and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, solutions or enhancements within a reasonable time, or that there will be a market for them. New solutions that use new or evolving technologies could make our existing ones unmarketable, or cause their prices to fall.

Competition

The high technology market remains very competitive and one in which we compete with large companies not only in eBusiness, but also with companies of all sizes and competencies in a variety of sectors and industries.

Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed.

Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing clients and attract new ones. Competition may also come from potential or existing clients who may choose to develop in-house solutions rather than use our solutions.

Pricing

Our traditional pricing structure, based on transaction fees, has been widely accepted by our corporate clients and has provided us with a relatively predictable stream of recurring revenue. If we are not able to apply this pricing structure in the government sector, we may not be able to generate revenue streams of the size or predictability that we have been able to generate in the past.

Operating Results

We have announced plans to focus on the Health sector and rationalize our Finance operations. If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the volume of services our clients purchase throughout the year. In addition, we have a number of major clients representing a significant portion of our revenue, some of which are up for renewal in

the short to medium term. Losing a contract with a major customer that we cannot replace, or experiencing a significant decrease in the number of transactions we process, it could have a material adverse effect on us. Most of our major contracts are for a term of three to five years and some are coming up for renewal in 2005.

Our operating results have fluctuated in the past, mainly because of terminations of existing contracts, reduced revenue from non-core operations, the effect of acquisitions, dispositions and exited activities, and variability in non-recurring revenue. We expect fluctuations to continue in the future. If our operating results fail to meet analysts' expectations, the trading price of our common shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan and achieve our results.

Sale of Shares by BCE

The change of control following the sale by BCE could materially affect us, our prospects, and the market price of our Shares. As a result of the sale by BCE of its Shares in Emergis, we may no longer be perceived by clients and potential clients as having the same financial backing or financial stability as we did when we were controlled by BCE. As a consequence, certain of our clients may decide not to renew their existing agreements with us when they expire and we may have more difficulty in contracting new clients.

Acquisitions

Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have sufficient resources to complete any acquisition. There could be difficulties in integrating the operations of acquired companies with our existing operations. In addition, the current state of capital markets has created a more challenging environment in which to realize acquisitions.

Strategic Relationships

We rely on strategic relationships to increase our customer base, including our relationships with Bell Canada, Visa, Maximus Canada. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on our business and operating results.

Some of our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As such, some of the parties with whom we have strategic relationships could provide the same services themselves or source them from our competitors. In addition, the other parties may not view their relationships with us as significant for their own businesses. Therefore, they could reduce their commitment to us at any time in the future. These parties could also pursue alternative technologies or develop alternative services either on their own or in collaboration with others, including our competitors. Further, we may now or in the future be competing with some of the parties with which we have strategic relationships, especially with respect to our operations in the United States. Also, there may be geographic

restrictions on some of our strategic relationships with respect to our United States operations. For example, our licensing agreement for our Webdoxs electronic bill presentment platform applies only in Canada. If we are unable to maintain our strategic relationships or to enter into additional strategic relationships, we will have to devote substantially more resources and capital to the development of technology, which could materially harm our operating results.

Exposure Under Contract Indemnities

Under the terms of the stock purchase agreements for the sale of our U.S. health operations, we have agreed to indemnify the buyers against any damages suffered as a result of a breach of any of the representations, warranties or covenants given by us and our former subsidiary, BCE Emergis Corporation, under these agreements, as well as certain matters relating to the excluded assets and liabilities and tax matters, subject to caps for certain types of damages . A claim for indemnification under these agreements made by the purchasers of our U.S. Health operations could have a material adverse effect on our business and operating results.

Defects in Software or Failures in the Processing of Transactions

Defects in our owned or licensed software products, delays in delivery, as well as failures or mistakes in our processing of electronic transactions, could materially harm our business, including our clients relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. However, there can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

Defects or errors in our software products or delays, failures or mistakes in our processing of electronic transactions could result in:

- additional development costs;
- diversion of technical and other resources from our other development efforts;
- delayed or lost revenues;
- the need to provide additional services to a client at no charge;
- loss of credibility or negative publicity, which could harm our ability to attract new clients or retain existing clients;
- harm to our reputation; and
- exposure to liability claims for damages, which could be substantial.

Technologies supplied to us by third parties may also contain undetected errors or defects. These defects, as well as any of the foregoing results thereof, could materially harm our business and operating results.

In our operations, we process transactions involving substantial sums of money. As a result, processing failures or mistakes could expose us to liability. Although we attempt to limit our potential liability for warranty claims through disclaimers in our software documentation and limitation-of-liability provisions in our license and client agreements, there can be no assurance that these measures will be successful in limiting our liability. Furthermore, our general liability insurance coverage may not continue to be available on favourable terms or in amounts sufficient to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion against us of any large claim could materially harm our business and operating results.

We rely on technologies that are provided to us by technology partners and incorporated in our solutions. Failure by any such technology partner to provide such technology in a timely manner and to meet our quality requirements, or our inability to obtain substitute technologies or alternative providers on terms acceptable to us could harm our ability to maintain some of our operations and could materially harm our business and operating results.

Security and Privacy Breaches

If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including clients relationships, could be materially adversely affected. A security or privacy breach may:

- cause our clients to lose confidence in our services;
- deter clients from using our services;
- harm our reputation;
- expose us to liability;
- increase our expenses from potential remediation costs; and
- decrease market acceptance of eBusiness transactions.

There can be no assurance that the applications we use for data security and integrity will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential customers. Any failures in our security and privacy measures could materially harm our business and operating results.

Key Personnel

We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. If we are unable to do so, our business could be materially adversely

affected.

Protection of Intellectual Property

We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property. If we are unable to do so, our business could be materially adversely affected.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as proprietary. Policing unauthorized use of our intellectual property is difficult and expensive, and while we are unable to determine the extent to which piracy of our intellectual property exists, piracy may be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of Canada and the United States. We intend to vigorously protect our intellectual property rights through litigation and other means. However, such litigation can be costly.

Intellectual Property Infringement Claims

Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. We expect that providers of eBusiness solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Such claims could be time-consuming, result in costly litigation, cause implementation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could materially harm our business and operating results.

Industry and Government Regulation

Governments could implement policies adversely affecting our business. Governmental policies adversely affecting our business could be implemented by legislation, executive order, administrative order or otherwise.

Current regulations and laws governing the telecommunications industry generally do not apply to providers of data network access and eBusiness services other than regulations applicable to businesses generally. Except for government regulations in countries other than Canada and the United States (which may affect the provision of certain of our services) and regulations governing our ability to disclose the contents of communications by our clients, there are no government regulations pertaining to the pricing, service characteristics or capabilities, geographic distribution or quality control features of our eBusiness services. There exists, however, the risk that governmental policies affecting the eBusiness industry could be implemented by legislation, executive order, and administrative order or otherwise. If such policies are adopted, they could materially harm our business and operating results.

Additional regulations and laws respecting privacy and the safeguarding of personal information could also result in additional operating costs.

Although we do not believe that import and export control regulations currently create significant impediments to our international growth strategy, such regulations are applicable to certain of our products and could interfere with such growth in the future.

3.16 Dividends

In connection with the sale by BCE, we paid a special cash distribution by way of return of capital of $1.45 per share, representing an aggregate special distribution of approximately $150.0 million. The purpose of this reduction was to distribute to each holder of common shares a special cash distribution of $1.45 per common share. The distribution was approved by our shareholders on June 16, 2004, and was paid on June 30, 2004 to shareholders of record on June 25, 2004. It has not otherwise been the practice of the Company to pay dividends in the past. Any decision to pay dividends on the Shares will be made by the Board of Directors on the basis of our earnings, financial requirements or other conditions existing at such future time. Investors in our Shares should consult their own tax advisers as to their ability to deduct interest on funds borrowed to invest in our Shares for income tax purposes in light of the statements made in this document on our intentions with respect to the payment of dividends in the foreseeable future.

ITEM 4. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations included on pages 10 to 37 of our annual report for the fiscal year ended December 31, 2004 is incorporated herein by reference.

ITEM 5. MARKET FOR SECURITIES

The Shares are listed for trading on The Toronto Stock Exchange under the symbol EME. Our transfer agent is CIBC Mellon Trust Company. The register of transfers of our securities is located in Montreal, Quebec.

The following is a description of the price ranges and volume of our shares on The Toronto Stock Exchange in 2004 by month:

Month	High	Low	Close	Volume Traded
January	7.40	5.10	6.29	5,605,748
February	6.50	6.00	6.14	2,168,859
March	6.62	5.65	5.89	3,624,614
April	6.43	5.76	6.10	2,449,396
May	6.19	4.66	4.95	7,865,550
June	5.62	3.72	3.94	38,012,841
July	3.93	3.55	3.77	8,572,921
August	3.80	3.25	3.30	3,143,687
September	3.70	2.93	3.56	16,395,454
October	4.00	3.34	3.80	9,608,136
November	3.89	3.43	3.65	7,090,970
December	3.75	3.21	3.64	12,827,146
2004	7.40	2.93	3.64	117,365,322

ITEM 6. DIRECTORS AND OFFICERS

6.1 Board of Directors

The following table states, as of March 7, 2005, the names of the members of the Board of Directors of Emergis, their municipalities of residence and their principal occupation.

Name and municipality of residence	Principal occupation	Director since	Number of Shares held in Emergis
FRANÇOIS COTÉ *Montréal, Québec, Canada*	President and Chief Executive Officer of Emergis	November 2004	800
PIERRE DUCROS *Montréal, Québec, Canada*	Corporate Director *Chairman, Human Resources and Corporate Governance Committee* Director of Cognos Inc., Manulife Financial, 3Soft Inc., nStein Technologies Inc., and eNGENUITY Technologies Inc.	January 1997	30,000

Name and municipality of residence	Principal occupation	Director since	Number of Shares held in Emergis
J. SPENCER LANTHIER *Toronto, Ontario, Canada*	Corporate Director *Chairman, Audit Committee* Director of TSX Group Inc., Bank of Canada, Gerdau Ameristeel Inc., Ellis-Don Inc., Intertape Polymer Group Inc., Zarlink Inc., and Torstar Corporation	February 2003	10,000
PETER C. MAURICE *Toronto, Ontario, Canada*	Corporate Director *Member, Human Resources and Corporate Governance Committee* Vice-Chairman of London Economic Development Corporation, Director of Dofasco Inc. and LARG*net (London regional high-speed network),	June 2004	40,000
JEAN C. MONTY *Montréal, Québec, Canada*	Corporate Director *Chairman, Board of Directors* *Member, Human Resources and Corporate Governance Committee* Director & Vice-Chairman of Centria Inc., Director, Chairman & Chief Executive Officer of Contramax Capital Inc., Director of Bombardier Inc. and Fiera Capital Inc.	June 2004	3,000,000
ERIC ROSENFELD *Harrison, New York, U.S.A.*	President & CEO of Crescendo Partners L.P. (an investment firm) *Member, Audit Committee* Chairman, CEO and President of Arpeggio Acquisition Corporation, Director of Sierra Systems Group Inc., Hip Interactive Corp. and CPI Aerostructures Inc.	July 2004	190,400

Name and municipality of residence	Principal occupation	Director since	Number of Shares held in Emergis
CALIN ROVINESCU *Montréal, Québec, Canada*	Principal of Genuity Financial Group (a financial services company) *Member, Audit Committee*	June 2004	800
RON ZAMBONINI *Ottawa, Ontario, Canada*	Corporate Director *Member, Human Resources and Corporate Governance Committee* Director of Reynolds & Reynolds, Chairman of the Board of Cognos Inc.	June 2004	-

All of the directors have held the principal occupations identified above or have been engaged in other executive capacities with the companies or organizations indicated opposite their names or with one of their respective affiliates during the last five years, except as indicated below.

Mr. Rosenfeld is President and Chief Executive Officer of Crescendo Partners, L.P., which is an affiliate of Crescendo Partners L.P. Series M which owns 13,649,300 common shares of Emergis representing approximately 13.2% of our issued and outstanding common shares.

Mr. Jean Monty was Chairman of the Board and Chief Executive Officer of BCE from April 2000 to April 2002. Prior to that date, he held the position of Vice-Chairman and Chief Executive Officer of Nortel Networks Corporation. He was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

Mr. Peter C. Maurice held increasingly senior positions at Canada Trust, culminating in his appointment as President and Chief Executive Officer in 1990. Mr. Maurice retired as Vice-Chairman of CT Financial Services in 1998. He was a director of Silcorp Ltd. which filed for protection in 1993 under the Companies' Creditors Arrangement Act (the "CCAA").

Mr. Calin Rovinescu served as Executive Vice President of Air Canada from April 2000 to April 2004 as well as Air Canada's Chief Restructuring Officer from April 2003 to April 2004. Prior to joining Air Canada, Mr. Rovinescu was Managing Partner of the law firm Stikeman Elliott in Montreal. Air Canada filed for protection under the CCAA on April 1, 2003 and emerged on September 30, 2004.

Mr. Ron Zambonini was President and Chief Executive Officer of Cognos Inc., a provider of business intelligence software solutions, from 1995 to June 2004.

The term of office of the directors of Emergis runs until the next annual meeting of shareholders, or until the directors otherwise cease to hold office.

6.2 Committees of the Board of Directors

The Board of Directors of Emergis has two standing committees: the Audit Committee and the Human Resources and Corporate Governance Committee (the "HRCGC").

The Audit Committee's purpose is to assist the Board of Directors in its oversight of:

- The integrity of the Company's financial statements and related information
- The Company's compliance with applicable legal and regulatory requirements as well as business ethical standards
- The independence, qualifications and appointment of the shareholders' auditors
- The performance of the Company's internal auditor and shareholders' auditors
- The management responsibility for financial disclosure and reporting on internal control
- The risk management policies and procedures
- The retirement benefit programs

As at March 7, 2005, the Audit Committee consisted of the following individuals: J. Spencer Lanthier (Chairman), Eric Rosenfeld and Calin Rovinescu.

The HRCGC reviews and periodically reports to the Board on:

- Management performance, succession planning, and officer appointment, development and compensation
- The identification and recommendation of new candidates for the Board of Directors
- Directors' compensation
- The overall effectiveness of the Board and its committees
- The Company's ongoing corporate governance practices

As at March 7, 2005, the HRCGC consisted of the following individuals: Pierre Ducros (Chairman), Ron Zambonini, Jean Monty and Peter C. Maurice.

6.3 Officers

The following table lists the names of the Officers of Emergis as of March 7, 2005, their municipality of residence, their positions held with Emergis and their date of appointment.

Name and municipality of residence	Position with Emergis	Date of appointment
FRANÇOIS COTÉ *Montréal, Québec*	President and Chief Executive Officer	President and Chief Executive Officer since November 1, 2004
MARC FILION *Shefford, Québec*	Executive Vice-President - Business Development and Corporate Strategy	September, 1998
MONIQUE MERCIER *Montréal, Québec*	Executive Vice-President, Law and Corporate Affairs	May, 1999
JOHN VALENTINI *Montréal, Québec*	Chief Financial Officer	September 2002
CARLOS CARREIRO *Montréal, Québec*	Executive Vice President, Service Delivery and Operations	November 2004

Carlos Carreiro has been Executive Vice-President, Service Delivery and Operations of Emergis since November 2004. He joined Emergis in December 2000 as Senior Vice President of Operations and from 2003 to the sale of our US Health operations in 2004, he was Chief Technology Officer for US Health. Prior to joining Emergis, Mr. Carreiro held various senior positions in a securities industry company and from 1995 to 2000 was Vice President Outsourcing at CGI.

François Côté has been President and Chief Executive Officer since November 1, 2004. Prior to the sale of Emergis' U.S. health operations earlier in 2004, François Côté was President of Emergis Health Solutions Group (North America). Mr. Côté had been with Emergis since its inception in 1998, first in a senior corporate role and then as Executive Vice-President of the Health Solutions Group (Canada). Prior to joining Emergis, Mr. Côté held a variety of management positions during a career that spanned 21 years at Bell Canada.

Marc Filion was appointed Executive Vice-President, Business Development and Corporate Strategy in November 2004. Marc Filion has been with Emergis since its inception in 1998. He has occupied senior management positions at Emergis which include Executive Vice-President of Complex Bids, President of webdoxs, Executive Vice-President of Business Development and Strategic Partnership and Senior Vice-President Product and Marketing. Prior to joining Emergis, Mr. Filion held leadership positions within the BCE family of companies in various roles encompassing strategic planning, marketing management, solution development, outsourced operations, human resources management and sales management.

Ms. Mercier has been Executive Vice-President, Law and Corporate Affairs of Emergis since November 2004, responsible for legal and human resources matters. Ms. Mercier was

Executive Vice-President, Law and Corporate Secretary of Emergis from February 2001 to November 2004. Ms. Mercier was Senior Vice-President, Law and Corporate Secretary from May 1999 to February 2001. Prior to joining Emergis in May 1999, Ms. Mercier had held various positions within the BCE group of companies.

Mr. Valentini has been Chief Financial Officer of Emergis since September 2002. Mr. Valentini was Executive Vice President and Chief Financial Officer of Cognicase Inc. from 1999 to September 2002. Prior to that, he had held several senior management positions with various companies, including PricewaterhouseCoopers Securities, Caisse de dépôt et placement du Québec and Ernst & Young. On March 14, 2005, we announced that Mr. Valentini would be leaving Emergis to pursue another career opportunity and that John Gutpell, currently Vice-President, Investor Relations and Corporate Communications of Emergis, would assume the functions of the CFO on an interim basis. Mr. Valentini will cease to be Chief Financial Officer of Emergis effective April 1, 2005.

As at March 1, 2005, the directors and officers of Emergis, as a group, beneficially owned, directly and indirectly, approximately 4% of the outstanding Shares.

ITEM 7. ADDITIONAL INFORMATION

7.1 Annual Report & Proxy Circular

Our management proxy circular dated March 7, 2005 relating to the annual meeting of shareholders, which will be held on May 10, 2005, contains additional information with respect to the remuneration of directors and officers, our principal shareholders, our Share option plan and the interest of insiders in material transactions, if any. Our consolidated financial statements for the year ended December 31, 2004, included in our annual report, contain additional financial information. Any interested person can obtain a copy of these documents without charge from the Corporate Secretary of Emergis at 1000 de Serigny, Longueuil, Québec, Canada, J4K 5B1 (Tel.: (450) 928-6000). Additional information relating to Emergis may also be found on SEDAR at www.sedar.com.

We shall provide to any person or company, upon request to our Corporate Secretary at the above address:

(1) This annual information form together with any document or the pertinent pages thereof, incorporated herein by reference;

(2) The financial statements of Emergis for its most recently completed financial year together with the accompanying report of the auditors and any published interim financial statements of Emergis subsequent to the financial statements for its most recently completed financial year;

(3) Our management proxy circular in respect of our most recent annual meeting of shareholders that involved the election of directors, or any annual filing prepared in lieu of that information circular, as appropriate; and

(4) Any other documents that are incorporated by reference into a preliminary short-form prospectus pursuant to which securities of Emergis are in the course of a distribution.


RECEIVED
MAY 0 6 2005
SECTION


Emergis

> > > News release

Emergis reports first quarter 2005 financial results

- Q1 revenue at $39.3 M
- Q1 EBITDA at $5.8 M including contract settlements
- Annualized cost reductions of more than $40 M since Q1 2004

Montréal, April 29, 2005 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three-month period ended March 31, 2005.

Revenue for the quarter was $39.3 million compared to $62.1 million ($40.8 million excluding non-core revenue) in the first quarter of 2004. Non-core operations[1] ceased as of June 30, 2004. EBITDA[2] was $5.8 million compared to $6.5 million in the first quarter last year, and the net loss from continuing operations was $(5.7) million ($(0.06) per share) compared to a net loss of $(6.7) million ($(0.06) per share) in 2004. One-time items consisted of income from contract settlements totalling $1.2 million received during the current quarter and a $6.3 million reversal of restructuring charges recorded in the corresponding quarter of 2004. Reported total net loss for the quarter was $(5.7) million ($(0.06) per share) compared to $(0.1) million ($(0.00) per share) in 2004. Per-share data is on a fully diluted basis.

"During the quarter, we made real progress in our Health operations, growing the business both organically and through the acquisition of the Canadian operations of NDCHealth. We are continuing to position the Company to participate in opportunities to develop drug information systems, and our program to integrate the acquisitions we've made in the pharmacy systems area is on track," said François Côté, President and Chief Executive Officer of Emergis.

Mr. Côté added, "In Finance, as a result of the restructuring activities which took place last year, we reported a significant year-over-year improvement in EBITDA despite the anticipated decline in revenue."

The presentation of the Company's financial results, including both the current and historical periods, reflects the sale of the following operations: U.S. Health in March 2004, eSecurity practice in June 2004 and webdoxs electronic bill presentment operations in July 2004. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net

[1] Non-core operations included the distribution agreement with Bell Canada for legacy products and other non-core and exited products.
[2] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, gains or losses on sales of assets, gains or losses on foreign exchange, other income or expenses and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statement of earnings.

income, and both revenue and EBITDA exclude their contribution. The contribution of discontinued operations to first quarter 2005 results was nil.

Revenue summary for the quarter

Three-month periods ended March 31, 2005, December 31, 2004 and March 31, 2004, in millions of Canadian dollars:

	Q1 2005	Q4 2004	Q1 2004
Health	21.4	20.0	14.4
Finance	17.9	25.6	26.4
Total core revenue	**39.3**	**45.6**	**40.8**
Non-core	-	-	21.3
Total revenue	**39.3**	**45.6**	**62.1**

- Health revenue increased 49% on a year-over-year basis mainly due to acquisitions in the pharmacy systems area, higher claims processing revenue and revenue from the Company's medical claims processing project with the government of British Columbia. On a sequential quarterly basis, the increase was due to higher claims processing revenue and to the B.C government project.
- Finance revenue decreased both on a year-over-year and a sequential quarterly basis mainly due to lower implementation fees relating to the Company's eLending U.S. platform and the previously disclosed expiry of certain point-of-sale and messaging contracts. In addition in the year-over-year comparison, these decreases are partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations.
- Recurring revenue represented 93% of core revenue compared to 85% in the first quarter of 2004 and 87% in the fourth quarter of 2004.

EBITDA summary for the quarter

Three-month periods ended March 31, 2005, December 31, 2004 and March 31, 2004, in millions of Canadian dollars:

	Q1 2005	Q4 2004	Q1 2004
Health	4.4	2.7	1.6
Finance	1.4	3.2	(5.8)
Non-core	-	-	4.4
Restructuring and other	-	(21.4)	6.3
Total EBITDA	**5.8**	**(15.5)**	**6.5**

- Health EBITDA was $4.4 million (21% of Health revenue) compared to $2.7 million (14%) in the fourth quarter and $1.6 million (11%) in the first quarter of 2004. The year-over-year and sequential quarterly increases were due mainly to a higher contribution from claims processing.

- Excluding $1.2 million received from contract settlements, Finance contributed $0.2 million to EBITDA in the quarter (1% of Finance revenue) compared to an EBITDA loss of $(5.8) million in the first quarter last year and to $3.2 million in the fourth quarter of 2004 (13%). The year-over-year improvement reflects the Company's continued focus on improving the profitability of Finance, partly offset by lower contributions from point-of-sale and eLending U.S. activities. Compared to the fourth quarter, Finance EBITDA decreased due to a lower contribution from point-of-sale activities.
- In the current quarter, the Company generated income of $1.2 million from contract settlements related to its eInvoicing solution.
- Emergis undertook a new streamlining initiative in the fourth quarter of 2004 in response to an anticipated decline in revenue in certain areas of Finance in 2005. The initiative, which was reflected in a restructuring charge taken in the fourth quarter of 2004, is expected to reduce annual operating costs by about $18 million and was designed to allow the Company to meet its 2005 EBITDA target. The charge reflected mainly a reduction in headcount and a rationalization of facilities.
- During the first quarter of 2004, $6.3 million of a provision taken in 2003 for restructuring and other charges was reversed due to the postponement of certain restructuring activities beyond the end of the first quarter. Charges equal to the reversal were taken in subsequent quarters in 2004. As a result, the total impact of the reversal and the subsequent charges in 2004 was nil.
- Since the first quarter of 2004, the Company has reduced annual operating costs, including direct costs, by more than $40 million. This calculation excludes the impact of non-core expenses which are no longer part of its cost base.
- At March 31, 2005, some $9.7 million of restructuring charges remained in accounts payable and accrued liabilities.

Financial position at March 31, 2005

Cash on hand at quarter end was $155.9 million, down from $204.8 million at December 31, 2004, reflecting mainly a decrease in accounts payable and the funding of the purchase of the Canadian claims processing business of NDCHealth. Long-term debt at March 31, 2005 was $8.2 million. Subsequent to the quarter end, the Company received US$9.0 million (C$11.2 million) related to options held by its former U.S. Health subsidiary.

MultiPlan complaint

On April 27, 2005, MultiPlan, Inc., the purchaser of Emergis' former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims arising from the share purchase agreement.

Emergis is of the view that the allegations are without merit and intends to take all appropriate actions to vigorously defend its position.

Corporate highlights

Normal course issuer bid - In February, the Company announced its intention to carry out a normal course issuer bid through the facilities of the TSX. Since the announcement, 429,500 shares have been repurchased at an average price of $3.54 per share for a total aggregate cost of $1.5 million, of which $1.0 million was paid in the first quarter. No purchases were made prior to the announcement of the acquisition of the Canadian operations of NDCHealth. Cancellation of the repurchased shares was effected after the quarter end.

Acquisition of NDCHealth's Canadian claims processing and pharmacy systems businesses - In March, the Company acquired the Canadian claims processing business of NDCHealth Corporation and reached agreement with NDCHealth to acquire its Canadian pharmacy systems business. The claims processing business offers drug and dental insurance claims transport and switching to insurance carriers and adjudicators, and the pharmacy systems business offers technology solutions to pharmacies. Consideration excluding acquisition costs for the two businesses is C$17.3 million in cash, of which $12.0 million was paid during the quarter. The pharmacy systems transaction closed after the quarter end.

These acquisitions were in line with the Company's strategy to strengthen its position in the Canadian health technology sector and complement its existing operations. The claims processing business was a significant addition to its drug and dental specialized network operations, bringing in important new clients. The pharmacy systems business brings in major pharmacy chains as clients, and expands Emergis' presence in pharmacy solutions across Canada.

Price adjustment to U.S. Health divestiture - Emergis will receive payments totaling up to US$15.3 million as an adjustment to the price received for its former U.S. health subsidiary that was sold in 2004, including a cash payment of US$9.0 million that was received subsequent to the quarter end. Emergis will receive a second payment of up to US$6.3 million in one year's time. The second payment represents the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options. The current market value of these securities is approximately US$12.2 million.

In addition to its activities relating to the re-pricing of medical claims for the benefit of health care payors, the former subsidiary held options to purchase shares in a publicly traded company. While these options remained in the subsidiary when Emergis sold it, the sale agreement included a price adjustment that allowed Emergis to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party.

Operating highlights

Health

WSIB claims interface with hospitals - MediSolution has adapted its MediAR+ interface to provide direct electronic access to Emergis' platform for the processing and payment of workers' compensation claims for the Workplace Safety and Insurance Board of Ontario. St. John's Rehab Hospital is the first hospital to benefit from this adaptation which allows them to reduce costs and speed up cash flows. MediSolution expects that by the end of 2005 all of its hospital clients will be submitting claims to the WSIB electronically.

Finance

New electronic remittance processing system - Emergis is now processing transactions on behalf of a major Canadian bank client following the migration from Emergis' "Pay 2" payment platform to its new electronic remittance processing services (ERPS) platform. The ERPS platform allows improved performance, more flexibility, scalability and added functionality such as a web interface for customer service, reporting features and transaction-based billing. Emergis expects to migrate other bank clients to the new platform in the course of 2005 and the beginning of 2006.

Extended agreement with MONEX - In February, Emergis extended its transaction processing reseller agreement with Money Express Financial Inc. (MONEX) of Ontario. Under the new five-year agreement, Emergis will continue to provide debit and credit online authorization and settlement, as well as a service desk to support merchants who use the MONEX point-of-sale (POS) solutions. Independent service organizations represent a new and growing channel for POS services and the Company is strengthening its position as an important non-bank player in that market in Canada through the increasing volume of transactions processed for MONEX and its clients.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the first quarter of 2005. To participate, interested parties can dial toll-free 1 800 387-6216, and in Toronto 416 405-9328. The first quarter 2005 news release, management's discussion and analysis, and supplemental information package are posted on www.emergis.com.

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3121035#. An archive version of the webcast will also be available starting at 10:30 a.m. today at www.emergis.com.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the top six banks, leading health insurance companies, government agencies and some 2,400 pharmacies, and to large enterprises in the U.S. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our

intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT APRIL 29, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

-30-

Information:
John Gutpell
450 928-6856



Consolidated Statements of Earnings

In millions of Canadian dollars, except per share data	For the three month period ended March 31, 2005	For the three month period ended March 31, 2004
	(unaudited)	(unaudited)
Revenue	39.3	62.1
Direct costs	7.5	15.6
Gross margin	31.8	46.5
Income from contract settlements (note 6)	1.2	-
Expenses		
Operations	10.8	20.1
Sales and marketing	4.7	6.7
Research and development, net (note 11)	6.6	11.6
General and administrative	5.1	7.9
Restructuring and other charges (note 7)	-	(6.3)
	27.2	40.0
Earnings before under-noted items	5.8	6.5
Depreciation	3.5	2.4
Amortization of intangibles	3.1	4.1
Interest income	(0.9)	(5.2)
Interest on long-term debt	0.4	0.6
Gain on sale of assets	(0.1)	(0.5)
Loss on foreign exchange	5.2	3.5
(Loss) *income from continuing operations before income taxes*	(5.4)	1.6
Income taxes		
Current	0.3	0.5
Future (note 10)	-	7.8
	0.3	8.3
Loss from continuing operations	(5.7)	(6.7)
Net income from discontinued operations - net of income taxes (note 4)	-	6.6
Net loss	(5.7)	(0.1)
Basic and diluted loss per share from continuing operations	(0.06)	(0.06)
Basic and diluted income per share from discontinued operations	0.00	0.06
Basic and diluted loss per share	(0.06)	(0.00)
Weighted-average number of shares outstanding used in computing basic and diluted income (loss) per share (in millions)	103.5	103.2

The accompanying notes are an integral part of the interim consolidated financial statements.



Consolidated Statements of Deficit

In millions of Canadian dollars	For the three month period ended March 31, 2005	For the three month period ended March 31, 2004
	(unaudited)	(unaudited)
Deficit - beginning of period	(1,238.6)	(1,176.9)
Net loss	(5.7)	(0.1)
Deficit - end of period	(1,244.3)	(1,177.0)

The accompanying notes are an integral part of the interim consolidated financial statements.



Consolidated Balance Sheets

In millions of Canadian dollars	As at March 31, 2005	As at December 31, 2004
	(unaudited)	(audited)
Assets		
Current		
Cash and cash equivalents	155.9	204.8
Accounts receivable	24.0	19.4
Future income taxes	0.2	0.2
Other current assets (notes 11 and 12)	18.5	16.8
	198.6	241.2
Fixed assets	23.8	25.6
Intangible assets	33.0	31.3
Goodwill	56.5	46.6
Other long-term assets	7.4	7.3
	319.3	352.0
Liabilities		
Current		
Accounts payable and accrued liabilities	66.9	94.2
Deferred revenue	5.0	6.3
Deferred credits	4.3	5.3
Current portion of long-term debt	7.5	8.3
	83.7	114.1
Deferred credits and other	6.1	5.9
Future income taxes	2.0	2.1
Long-term debt	8.2	8.9
	100.0	131.0
Shareholders' equity		
Capital stock (note 8)	0.1	-
Contributed surplus (note 8)	1,464.6	1,465.1
Deferred stock-based compensation (note 2)	(1.2)	(0.9)
Deficit	(1,244.3)	(1,238.6)
Foreign currency translation adjustment	0.1	(4.6)
	219.3	221.0
	319.3	352.0

The accompanying notes are an integral part of the interim consolidated financial statements.



Consolidated Statements of Cash Flows

In millions of Canadian dollars	For the three month period ended March 31, 2005	For the three month period ended March 31, 2004
	(unaudited)	*(unaudited)*
Operating activities		
Net loss from continuing operations	(5.7)	(6.7)
Depreciation and amortization	6.6	6.5
Gain on sale of assets	(0.1)	(0.5)
Future income taxes	-	7.8
Non-cash foreign exchange loss	4.1	5.0
Non-cash stock-based compensation (note 2)	0.6	0.2
Deferred stock-based compensation	(0.3)	-
Other	0.3	(3.0)
Changes in working capital	(35.7)	(23.6)
Cash flows used for operating activities	(30.2)	(14.3)
Investing activities		
Additions to fixed and intangible assets	(2.8)	(6.5)
Acquisitions (note 5)	(12.5)	(22.0)
Cash acquired on acquisition of businesses	0.1	0.1
Proceeds (costs) related to sale of businesses	(0.5)	285.4
Cash flows (used for) from investing activities	(15.7)	257.0
Financing activities		
Repayment of long-term debt	(2.3)	(4.4)
(Repurchase) issuance of common shares	(1.0)	0.3
Cash flows used for financing activities	(3.3)	(4.1)
Foreign exchange gain (loss) on cash held in foreign currencies	0.3	(3.5)
Cash flows (used for) from continuing operations	(48.9)	235.1
Cash flows from discontinued operations (note 4)	-	2.9
Cash and cash equivalents		
(Decrease) increase	(48.9)	238.0
Balance, beginning of period	204.8	137.4
Balance, end of period [1]	155.9	375.4
Supplemental disclosure of cash flow information		
Interest paid	0.4	0.4
Income taxes paid	0.2	0.1

[1] Includes the following:		
Cash and cash equivalents related to:		
Continuing operations	155.9	375.2
Discontinued operations (note 4)	-	0.2
	155.9	375.4
Non-cash investing and financing activities		
Additions to fixed and intangible assets financed	0.2	3.9

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2005

In millions of Canadian dollars except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2004, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and the notes thereto in the 2004 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation.

New accounting standards

Consolidation of Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 had no material impact on the Company's consolidated financial statements.

2. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant and expire six years after the grant date. Under a new employee compensation policy effective in 2005, annual stock option grants have been replaced by awards of restricted stock or share rights. All outstanding stock options held by employees continue to vest according to their respective schedules. As at March 31, 2005, a total of 2,311,563 employee stock options were outstanding.

The Company employs the prospective application of the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. On July 2, 2004, following a $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47 using a formula requested by the Toronto Stock Exchange.

Stock option plans	Options
Stock option plans for common shares at prices ranging from $0.44 to $93.43 per share and expiry dates of up to 2010	2,311,563

In millions of Canadian dollars except per share data (unaudited)

2. Stock-based compensation plans (continued)

The table below shows the compensation expense for outstanding options and the assumptions used in the Black-Scholes option-pricing model for awards granted during the period.

	For the three-month period ended March 31	
	2005	**2004**
Compensation expense ($ millions)	**$0.5**	$0.2
Weighted-average grant date fair value ($) [1]	**N/A**	$3.19
Weighted-average assumptions:		
Dividend yield	**N/A**	0.0%
Expected volatility	**N/A**	60.0%
Risk-free interest rate	**N/A**	3.34%
Expected life (years)	**N/A**	4

[1]*Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted* prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair value based method of accounting for awards granted in 2002.

	For the three-month period ended March 31	
	2005	**2004**
Net loss, as reported	**(5.7)**	(0.1)
Adjustment to net loss	**(0.6)**	(1.4)
Pro forma net loss	**(6.3)**	(1.5)
Pro forma basic and diluted loss per share ($)	**(0.06)**	(0.01)

3. Net income per share

The following securities were excluded from the calculation of diluted net loss per share and loss from continuing operations per share as their effect would have been anti-dilutive.

	For the three-month period ended March 31	
(number of shares)	**2005**	**2004**
Options	**2,311,563**	5,694,688
Warrants	**-**	650,000

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations

On December 31, 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. The U.S. Health operations included the preferred provider organization (PPO) segment and the care management segment which were part of the Health segment. The Company completed the sale of the PPO and the care management segments of its U.S. Health operations in March 2004. Additionally, in June 2004, the Company completed the sale of its eSecurity operations and in July 2004, the sale of its webdoxs operations. The eSecurity and webdoxs operations were originally part of the Finance segment. Accordingly, the results of operations and cash flows of the U.S. Health, eSecurity, and webdoxs operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended March 31, 2005				For the three-month period ended March 31, 2004			
	U.S. Health	eSecurity	webdoxs	Total	U.S. Health	eSecurity	webdoxs	Total
Revenue	-	-	-	-	25.4	7.5	0.7	33.6
Direct costs	-	-	-	-	3.0	0.9	0.4	4.3
Gross margin	-	-	-	-	22.4	6.6	0.3	29.3
Expenses								
Operations	-	-	-	-	10.8	2.3	0.4	13.5
Sales and marketing	-	-	-	-	1.5	0.8	0.3	2.6
Research and development, net	-	-	-	-	1.3	1.1	(0.3)	2.1
General and administrative	-	-	-	-	3.6	-	-	3.6
	-	-	-	-	17.2	4.2	0.4	21.8
Earnings (loss) before under noted items	-	-	-	-	5.2	2.4	(0.1)	7.5
Depreciation	-	-	-	-	0.4	0.9	0.1	1.4
Amortization of intangible assets	-	-	-	-	0.3	0.3	0.5	1.1
Interest on long-term debt	-	-	-	-	0.1	-	-	0.1
Gain on sale of assets held for sale	-	-	-	-	(1.7)	-	-	(1.7)
Income (loss) before income taxes					6.1	1.2	(0.7)	6.6
Income taxes (recovery)								
Current	-	-	-	-	0.1	-	-	0.1
Future	-	-	-	-	(0.5)	0.4	-	(0.1)
	-	-	-	-	(0.4)	0.4	-	-
Income (loss) from discontinued operations	-	-	-	-	6.5	0.8	(0.7)	6.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended March 31	
	2005	2004
Operating activities	-	5.4
Investing activities	-	(1.8)
Financing activities	-	(0.8)
Foreign exchange gain on cash held in foreign currencies	-	0.1
Cash flows from discontinued operations	-	2.9

5. Acquisitions

NDC of Canada, Inc.

On March 17, 2005, the Company acquired all the issued and outstanding shares of NDC of Canada, Inc., representing the Canadian claims processing business of NDCHealth Corporation for an initial cash consideration of $12.0 million and a further $3.0 million payable in June 2005, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.8 million in connection with the acquisition, relating mostly to professional fees. NDC of Canada, Inc. provides specialized network and claims processing services that support the electronic exchange of drug and dental insurance claims between health providers and insurance or adjudication companies. The transaction was accounted for using the purchase method.

The results of operations of NDC of Canada, Inc. have been included in the Company's results since March 17, 2005, the date of the acquisition. The total purchase price of the acquisition was $15.8 million and was preliminarily allocated as follows:

Purchase price allocation	
Current assets	3.3
Fixed assets	0.5
Current liabilities	(0.8)
Deferred revenues	(0.4)
Long-term liabilities	(0.3)
Allocation of excess of purchase price:	
Customer relationships	3.7
Goodwill	9.8
Cost of acquisition	15.8

The Company expects to finalize the purchase price allocation during 2005. The allocation of purchase price to customer relationships is being amortized over a five-year period.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2005

In millions of Canadian dollars except per share data (unaudited)

6. Income from contract settlements

On December 27, 2004, the Company received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and to provide for transition services in 2005. For the three-month period ended March 31, 2005, the Company recorded $0.9 million in revenue for transition services and $1.2 million as a contract settlement. The balance of $2.1 million is included in deferred revenue and deferred credits and will be realized in the second quarter of 2005.

7. Restructuring and other charges

In November 2004, the Company undertook a restructuring initiative involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure and thereby enable the Company to attain its profitability targets for 2005. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004.

In December 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. As a result of this approval, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax restructuring charge of $38.2 million for the year ended December 31, 2003.

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at March 31, 2005.

	2004	2003 and 2002	Total
Balance, as at January 1, 2005	14.2	7.4	21.6
Payments made during the period	(7.5)	(1.5)	(9.0)
Balance, as at March 31, 2005	6.7	5.9	12.6

The balance of the restructuring provision as at March 31, 2005 is $12.6 million, of which $9.7 million is included in accounts payable and accrued liabilities and $2.9 million is included in long-term deferred credits and other.

8. Equity components

The stated capital stock as at March 31, 2005 is detailed as follows:

Capital stock	Number of shares	Issued and fully paid
Balance at January 1, 2005	103,528,224	-
Issue of common shares (a)	4,125	0.1
Balance at March 31, 2005	103,532,349	0.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2005

In millions of Canadian dollars except per share data (unaudited)

8. Equity components (continued)

Contributed surplus	
Balance at January 1, 2005	1,465.1
Purchase of common shares (b)	(1.0)
Amount related to stock-based compensation (c)	0.5
Balance at March 31, 2005	1,464.6

(a) 4,125 treasury common shares were issued in connection with the Employee Share Purchase Plan.

(b) In March 2005, under the terms of a normal course issuer bid, the Company repurchased 429,500 shares, of which 274,500 were settled and paid in the current period for consideration of $1.0 million including related expenses. These shares were cancelled in April 2005. This amount was attributed to contributed surplus.

(c) During the quarter the Company expensed $0.5 million relating to stock options. This amount was attributed to contributed surplus.

Warrants

The Company has issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners were able to acquire warrants to purchase shares of the Company on a one-for-one basis. No warrants were exercised and no amount was recorded in the financial statements as a result of these arrangements.

The table below summarizes warrant activity.

	As at March 31, 2005			As at March 31, 2004		
	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)
Outstanding, beginning of period	350,000	3,612	5.78	650,000	300,000	47.24
Warrants terminated	(350,000)	(3,612)	5.78	-	-	-
Outstanding, end of period	-	-	-	650,000	300,000	47.24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2005

In millions of Canadian dollars except per share data (unaudited)

8. Equity components (continued)

Normal course issuer bid plan

On February 14, 2005, the Company announced its intention to undertake a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from February 16, 2005 to February 15, 2006. During the three-month period ended March 31, 2005, the Company repurchased 429,500 shares, of which 274,500 were settled and paid in the current period, for consideration of $1.0 million including related expenses. These shares were cancelled in April 2005.

9. Operating segment information

In December 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. Additionally, in June and July 2004, the Company completed the sale of its eSecurity and webdoxs operations, respectively. Accordingly, the Company has classified the U.S. Health, eSecurity, and webdoxs operations as discontinued operations. The U.S. Health operations were originally part of the Health segment, and the eSecurity and webdoxs operations were originally part of the Finance segment.

Additionally, as of January 1, 2004 the Company modified its corporate structure to separately disclose non-core operations, which were originally included in the Finance and Health segments. Non-core operations included the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products. The Company has restated comparative results to reflect this change.

The table below shows the continuing operations and goodwill of each of the segments:

	For the three-month period ended March 31							
	Health		**Finance**		**Non-core**		**Total**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Revenues	21.4	14.4	17.9	26.4	-	21.3	39.3	62.1
Direct costs	4.6	2.7	2.9	5.0	-	7.9	7.5	15.6
Gross margin	16.8	11.7	15.0	21.4	-	13.4	31.8	46.5
EBITDA [1] pre-restructuring and other charges	4.4	1.6	1.4	(5.8)	-	4.4	5.8	0.2
Restructuring and other charges	-	1.1	-	5.2	-	-	-	6.3
EBITDA [1]	4.4	2.7	1.4	(0.6)	-	4.4	5.8	6.5
Goodwill as at March 31	42.4	39.6	14.1	15.1	-	-	56.5	54.7

[1] The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings (loss) before under-noted items in the consolidated statement of earnings.

In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information (continued)

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

The Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

	For the three-month period ended March 31			
	2005		2004	
Canada	**33.3**	**85%**	50.7	82%
United States	**6.0**	**15%**	11.4	18%
Total	**39.3**	**100%**	62.1	100%

10. Related-party information

On June 16, 2004, BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer parties related to the Company. No related-party transactions transpired in the first quarter of 2005.

The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the first quarter of 2004 from continuing and discontinued operations. These transactions were measured at the exchange value, which is the amount established and agreed to by the related parties:

	2004
Revenue [a]	16.8
Direct costs	13.3
Expenses	11.3
Interest income	3.8

[a] Includes services for resale to third parties and for internal use.

As part of the exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derived revenue from Bell Canada (included in the related-party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related-party amount). Included in related-party revenue is the amount derived directly from Bell

In millions of Canadian dollars except per share data (unaudited)

10. Related-party information (continued)

Canada in the amount of $5.7 million for the three-month period ended March 31 2004. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is $14.4 million for the three-month period ended March 31, 2004 and is excluded from the related-party amount.

Included in direct costs and expenses is $16.7 million for the three-month period ended March 31, 2004 related to the extended service agreement signed with BCE Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to the agency revenue.

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004:

	As at March 31, 2004
Accounts receivable	8.3
Other current assets	-
Accounts payable and accrued liabilities	51.1
Deferred revenue	3.0

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of $13.0 million for the three-month period ended March 31, 2004. The Company also incurred interest expense of $9.2 million for the three-month period ended March 31, 2004. For income tax purposes, the $13.0 million in interest income for the three-month period ended March 31,2004 increased the taxable income of the Company and accelerated the use of the Company's tax attributes resulting in $4.4 million reductions in future income tax assets in Canada for the three-month period ended March 31, 2004.

The net interest amounts of $3.8 million for the three-month period ended March 31, 2004 have been recorded as interest income.

11. Government assistance

In 2004, the Company became eligible to receive a retroactive tax credit in the amount of $2.2 million from Investissement Québec relating to the period from June 23, 2003 to December 31, 2004. For the three-month period ended March 31, 2005 an additional amount of $0.3 million was recorded, for a total of $2.5 million receivable as at March 31, 2005. This credit is with respect to the relocation of Quebec-based employees performing specified, qualifying activities to the *Carrefour de la nouvelle économie* of Longueuil, Quebec. This amount has been recorded as a reduction of research and development expenses in the statement of earnings and has been classified under other current assets on the balance sheet.

In millions of Canadian dollars except per share data (unaudited)

12. Derivative financial instruments

The Company periodically uses derivative instruments to manage its exposure to foreign currency risk. The Company does not use derivative instruments for speculative purposes. The Company does not trade actively in derivative instruments, and therefore, is not exposed to any significant liquidity risks relating to them.

The Company's only derivative instruments at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. At at March 31, 2005, the Company had no currency forward contracts outstanding.

The carrying value of all financial instruments approximates fair value, other than the financial instrument related to options held in a public company by the Company's former U.S. Health subsidiary which is carried at a cost of approximately $10.0 million and for which the fair value was non-determinable as at March 31, 2005. These options were the subject of a dispute between the Company's former subsidiary and the grantors of these options (see note 14). The financial instrument is classified under other current assets on the balance sheet.

13. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the Accounting Guideline AcG-14 "Disclosure of guarantees", definition of a guarantee. These guarantees or indemnifications are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the counterparties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets, or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $156.4 million as at March 31, 2005, except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. However, based on its experience, the Company believes that any potential payment will not be significant. The Company's representations and warranties exist for a period ending no later than December 31, 2005, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations, and for an amount of $0.3 million which exist for a period ending no later than May 28, 2007. An amount of $0.8 million has been accrued in the consolidated balance sheet as at March 31, 2005 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2005

In millions of Canadian dollars except per share data (unaudited)

13. Guarantees (continued)

Other indemnification agreements

In addition, the Company provides indemnifications to counterparties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparties as a consequence of the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. While some of the agreements specify a maximum potential exposure based on fees paid by counterparties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the period ended March 31, 2005. Historically, the Company has not made any significant payments under such indemnification agreements.

14. Subsequent events

Acquisition of pharmacy systems business

On April 19, 2005, the Company acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations. Total cash consideration, excluding transaction costs, amounted to $2.25 million, of which $1.8 million was paid at closing.

Price adjustment to U.S. Health divestiture

The Company has settled its financial instrument related to the options currently held in a public company by the Company's former U.S. Health subsidiary for a total cash consideration of up to US$15.3 million. The former subsidiary held options to purchase shares in a publicly traded company. While these options remained in the subsidiary when the Company sold the subsidiary, the sale agreement included a price adjustment that allowed the Company to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party.

The terms of the agreement concerning the options reached among the Company, its former subsidiary and the grantors of options include a first cash payment received on April 26, 2005 of US$9 million and a second cash payment to be made in April 2006 of the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options. The current market value of these securities is approximately US$12.2 million.

MultiPlan complaint

On April 27, 2005, MultiPlan Inc., the purchaser of the Company's former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims arising from the share purchase agreement.

The Company is of the view that the allegations are without merit and intends to take all appropriate actions to vigorously defend its position.

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2005

This management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the unaudited Consolidated financial statements and notes thereto for the first quarter of 2005 and 2004, with the MD&A in the 2004 Annual Report including the section on risks and uncertainties, with the audited Consolidated financial statements for 2004 and the notes thereto in the 2004 Annual Report filed on SEDAR at www.sedar.com. The risk factors set out in the MD&A in our 2004 Annual Report and in our 2004 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking statements

Certain statements made in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of April 28, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, failure or material change in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the

amount disclosed as earnings (loss) before under-noted items on the consolidated statements of earnings. *EBITDA is presented on a basis that is consistent from period to period.*

We believe EBITDA to be an important measuring tool as it allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA:

	Q1 2005	Q1 2004
EBITDA excluding one-time items	**4.6**	0.2
Reversal of restructuring and other charges	**-**	6.3
Income from contract settlements	**1.2**	-
EBITDA	**5.8**	6.5

Net loss from continuing operations excluding one-time items: The following table reconciles our net loss from continuing operations excluding one-time items to our net loss from continuing operations:

	Q1 2005	Q1 2004
Net loss from continuing operations excluding one-time items	**(6.9)**	(10.8)
Reversal of restructuring and other charges (net of tax)	**-**	4.1
Income from contract settlements	**1.2**	-
Net loss from continuing operations	**(5.7)**	(6.7)

Financial highlights

Consolidated statements of earnings

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

- Total revenue was $39.3 million in 2005 compared to $62.1 million in 2004 ($40.8 million excluding non-core revenue).
- In 2005, 93% of revenue was derived from recurring sources compared to 85% in 2004.
- US-sourced revenue stood at approximately 15% of total revenue in 2005 compared to approximately 18% in 2004.
- Health revenue grew by 49% in 2005 in comparison to 2004 mainly due to acquisitions made in 2004 and organic growth in claims processing activities.
- Finance revenue decreased by 32% in 2005 compared to 2004 due to the expiry of certain point-of sale and messaging contracts, as well as to lower implementation revenue associated with the eLending U.S. platform. These decreases were partly offset by transition service revenue associated with the sale of the eSecurity and webdoxs operations.
- Income from contract settlements in the amount of $1.2 million was recorded in 2005.
- EBITDA, excluding one-time items was $4.6 million in 2005 compared to $0.2 million in 2004.

- Net loss from continuing operations in 2005 was $(5.7) million compared to a loss of $(6.7) million in 2004.
- Total net loss was $(5.7) million ($(0.06) per share) in 2005 compared to a total net loss of $(0.1) million ($(0.0) per share) in 2004 mainly due to net income from discontinued operations present in 2004.

Consolidated balance sheets

March 31, 2005 compared to December 31, 2004

- Cash and cash equivalents in 2005 were $155.9 million compared to $204.8 million in 2004 mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative, and to the acquisition of NDCHealth Corporation's Canadian claims processing business.
- The decrease in current assets from $241.2 million in 2004 to $198.6 million in 2005 is mainly attributable to the change in cash and cash equivalents noted above. Current liabilities decreased from $114.1 million in 2004 to $83.7 million in 2005 due to reductions in accounts payable and accrued liabilities.

Consolidated statements of cash flows

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

- Use of cash from operating activities in 2005 increased to $30.2 million from $14.3 million in 2004, mainly due to changes in working capital accounts.
- Cash flows from investing activities resulted in a net outflow of $15.7 million in 2005, of which $12.1 million was attributable to the acquisition of NDCHealth Corporation's Canadian claims processing business. In 2004, an inflow of $257.0 million was recorded due to cash received as a result of the sale of our U.S. Health operations.

Corporate highlights

Normal course issuer bid – In February 2005, we initiated a normal course issuer bid through the facilities of the TSX. We believe that the purchase of our common shares represents an appropriate use of a portion of our available funds in light of their current trading prices. Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public market float as of January 31, 2005, and will be made during the period from February 16, 2005 to February 15, 2006. Common shares acquired pursuant to the bid will be cancelled. Since the announcement, 429,500 shares have been repurchased at an average price of $3.54 per share for a total aggregate cost of $1.5 million, including amounts settled after the end of the quarter. These shares were cancelled in April 2005. No purchases were made prior to the announcement on March 17, 2005 of the acquisition of NDCHealth Corporation's Canadian claims processing business.

Acquisition of NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses – In March 2005, we acquired the Canadian claims processing business of NDCHealth Corporation. The claims processing business offers drug and dental insurance claims transport and switching to insurance carriers and adjudicators. Total consideration for the acquisition was $15.8 million, including $0.8M in transaction costs. An amount of $12.1 million was paid during the quarter. This acquisition is in line with our strategy to strengthen our position in the Canadian health technology sector and complement our existing operations. This acquisition represents a significant addition to our drug and dental specialized network operations, bringing in important new clients.

On April 19, 2005, we acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations. Total cash consideration, excluding transaction costs, amounted to $2.25 million of which $1.8 million was paid at closing.

Price adjustment to U.S. Health divestiture – We will receive cash payments of up to US$15.3 million as an adjustment to the price received for our former U.S. health subsidiary that was sold in 2004, including a cash payment of US$9.0 million received subsequent to the quarter end. We will receive a second cash payment of up to US$6.3 million after one year. The second payment represents the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options.

In addition to its activities relating to the re-pricing of medical claims for the benefit of health care payers, the former subsidiary held options to purchase shares in a publicly traded company. While these options remained in the subsidiary when we sold it, the sale agreement included a price adjustment that allowed us to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party.

Definitions

Total revenue: Total revenue includes core revenue by client segment and non-core revenue.

Non-core revenue: Non-core revenue includes revenue derived from an exclusive distribution agreement for certain legacy products signed in 2001 with Bell Canada (Bell legacy contract) and from other non-core and exited products. Non-core activities ended in the second quarter of 2004.

Under the Bell legacy contract, we provided business Internet access services that were no longer considered core to our business strategy. It generated $20.1 million in committed revenue for us in the first quarter of 2004. The contract was terminated in June 2004.

Other non-core and exited products included a number of products, which we decided in March 2002 we would no longer support nor sell, since they offered little opportunity for growth, were not profitable or were not consistent with our strategy going forward. These other non-core and exited products generated $1.2 million in revenue in the first quarter of 2004.

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims switching, adjudication and payment, payment and presentment processing, and electronic messaging, and from fixed and/or user-based monthly charges, primarily for hosting and securing network services and activation fees. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for clients, and initial software license fees.

Our revenue recognition policy is disclosed in Note 2 to our 2004 consolidated financial statements found in the 2004 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable.

Results of operation

Revenue

Revenue by client segment

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

	Recurring	Non-recurring	Total	2005 % of total	Recurring	Non-recurring	Total	2004 % of total
Health	**20.6**	**0.8**	**21.4**	**54**	14.0	0.4	14.4	23
Finance	**16.0**	**1.9**	**17.9**	**46**	17.9	8.5	26.4	43
Core	**36.6**	**2.7**	**39.3**	**100**	31.9	8.9	40.8	66
Non-core	-	-	-	-	20.7	0.6	21.3	34
Total	**36.6**	**2.7**	**39.3**	**100**	52.6	9.5	62.1	100

Total revenue generated in 2005 was $39.3 million compared to $62.1 million in 2004, reflecting mainly the absence of non-core revenue related to the Bell legacy contract in 2005. Core revenue has remained relatively stable with growth in the Health segment offset by a decline in the Finance segment. Core recurring revenue increased to $36.6 million from $31.9 million in 2004, a $4.7 million or 15% increase, mainly due to a higher contribution from the Health segment, and represented 93% of total core revenue in 2005 compared to 78% in 2004. U.S.-sourced revenue was 15% of total revenue in 2005 compared to 18% in 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 49% compared to 2004 due mainly to acquisitions made in 2004 and organic growth in claims processing activities. Recurring revenue represented approximately 97% of total Health revenue, consistent with the prior year.

Finance: Finance revenue decreased by 32% in 2005 compared to 2004 mainly due to the expiry of certain point-of sale and messaging contracts, as well as to lower implementation revenue associated with our eLending U.S. platform. These decreases were partly offset by transition service revenue associated with the sales of the eSecurity and webdoxs operations. Recurring revenue in Finance represented 89% of total Finance revenue, increasing from the 2004 level of 68% due to lower non-recurring revenue from our eLending U.S. operations. Some 33% of Finance revenue was sourced in the U.S. compared to 40% in 2004.

Non-core: Non-core revenue was not generated in 2005. The majority of non-core revenue in 2004 was attributable to the Bell legacy contract, which was terminated in June 2004.

Related-party revenue and expenses

From January 1 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue during the first quarter of 2004 amounted to $16.8 million. Related-party direct costs for the same period of 2004 totaled $13.3 million. Other related-party expenses of $11.3 million in 2004 were due to activities related to the Bell legacy contract.

In the first quarter of 2004, a tax loss monetization structure established with Bell Canada generated net interest income of $3.8 million and a provision for income taxes in the amount of $4.4 million, resulting in a net negative impact on net income of $0.6 million.

Income from contract settlements

In December 2004 we received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an e-Invoicing customer and to provide transition services in 2005. In the current quarter, we recorded $0.9 million in revenue for transition services and $1.2 million as a contract settlement. The balance of $2.1 million is included in deferred revenue and deferred credits and will be realized in the second quarter of 2005.

Direct costs and gross margin

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

	Health		Finance		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**21.4**	14.4	**17.9**	26.4	-	21.3	**39.3**	62.1
Direct costs	**4.6**	2.7	**2.9**	5.0	-	7.9	**7.5**	15.6
Gross margin	**16.8**	11.7	**15.0**	21.4	-	13.4	**31.8**	46.5
Gross margin %	**79%**	81%	**84%**	81%	-	63%	**81%**	75%

Direct costs include telecommunications costs relating to services provided to clients, the cost of products or services purchased specifically for client projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific client projects directly related to revenue. Overall, the increase in our gross margin from 75% to 81% reflects the absence of non-core revenue in 2005, the segment with the lowest gross margin.

Operating expenses

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

	2005	**% of revenue**	2004	% of revenue
Operations	**10.8**	**28%**	20.1	32%
Sales and marketing	**4.7**	**12%**	6.7	11%
Research and development	**6.6**	**17%**	11.6	19%
General and administrative	**5.1**	**13%**	7.9	13%
Total before:	**27.2**	**70%**	46.3	75%
Reversal of restructuring and other charges	**-**		(6.3)	
Total	**27.2**		40.0	
Workforce – continuing operations, end of quarter	**919**		1,209	

Expenses, excluding restructuring and other charges, decreased by $19.1 million or 41% compared to 2004, mainly due to the absence of non-core operations, to the impact of our restructuring initiative undertaken in November 2004 and to continuing cost containment activities during the first quarter of 2005.

Operations: Operations expense consists primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business.

Expense levels have decreased principally due to the absence of non-core operations in 2005 and to the November 2004 restructuring initiative.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased mainly as a result of cost-cutting initiatives related to our Finance operations in the U.S., as well as to the November 2004 restructuring initiative.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Research and development expenses decreased in 2005 as a result of our cost containment efforts.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses decreased compared to 2005 in total dollar terms reflecting the impact of the November 2004 streamlining initiative, on-going efforts to contain expenses and reductions in certain contingency provisions.

Restructuring and other charges: In December 2003, we signed an agreement to sell the majority of our U.S. Health operations. As a result of this agreement, we developed a restructuring program to streamline our organizational structure and rationalize our overhead. This resulted in a pre-tax charge of $38.2 million in 2003, including cash restructuring charges totaling $22.1 million for employee severance and other employee costs, and asset write-downs totaling $16.1 million. Since we were not able to complete all of the streamlining activities in the first quarter of 2004, we reversed $6.3 million of the charge in that quarter. We subsequently completed the activities and incurred charges, which offset the reversal in the following quarters of 2004. As a result, the consolidated statement of earnings' impact of the 2003 streamlining initiative was nil on a pre-tax basis in 2004.

In November 2004, we undertook a new restructuring initiative involving principally a reduction in headcount and rationalization of facilities, which was designed to continue the streamlining of our organizational structure to enable us to attain our profitability targets. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004. The results of the November 2004 restructuring initiative are visible when comparing the various expenses noted above between 2005 and 2004.

Workforce: Total workforce related to continuing operations decreased from 1,209 at March 31, 2004 to 919 at March 31, 2005, mainly due to the restructuring initiative undertaken in November 2004.

EBITDA

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

	2005	**Margin %**	2004	Margin %
Health	**4.4**	**21**	1.6	11
Finance	**0.2**	**1**	(5.8)	(22)
Non-core	**-**	**-**	4.4	21
Sub-total excluding one-time items:	**4.6**	**12**	0.2	-
Income from contract settlements	**1.2**		-	
Restructuring and other charges	**-**		6.3	
Total	**5.8**	**15**	6.5	10

Health: Health EBITDA increased in 2005 as a result of higher revenue generated as a result of the impact of the acquisitions completed in 2004 and due to organic growth in claims processing activities.

Finance: Finance EBITDA was near the break-even level as the decrease in revenue in the segment was offset by lower costs as a result of the November 2004 streamlining initiative.

Non-core: Non-core EBITDA in 2004 was generated mainly by the Bell legacy contract, which was terminated in June 2004.

Other expenses

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

	2005	2004
Depreciation	**3.5**	2.4
Amortization of intangible assets	**3.1**	4.1
Interest income	**(0.9)**	(5.2)
Interest on long-term debt	**0.4**	0.6
Gain on sale of assets	**(0.1)**	(0.5)
Loss on foreign exchange	**5.2**	3.5
Income taxes	**0.3**	8.3
Income from discontinued operations	**-**	6.6

Depreciation: The increase in depreciation is mainly the result of a review of the useful lives of certain assets performed in December of 2003 which resulted in a downward adjustment in depreciation expense in the first quarter of 2004.

Amortization of intangible assets: Amortization of intangibles decreased mainly as a result of certain intangible assets becoming fully amortized during the course of 2004.

Interest income: Interest income decreased mainly due to the termination in May 2004 of the tax loss monetization structure with Bell Canada as described in Note 20 to the audited 2004 consolidated financial statements.

Interest on long-term debt: Interest on long-term debt decreased due to lower average outstanding debt in 2005 compared to 2004.

Loss on foreign exchange: The increase in loss on foreign exchange was mainly due to a partial reduction in the net investment in foreign subsidiaries in 2005 and foreign exchange rates at time of settlement.

Income taxes: The decrease in income tax expense is mainly attributable to the absence of taxable income generated by a tax loss monetization structure with Bell Canada which was terminated on May 31, 2004. Upon termination, a valuation allowance was recorded against the future income tax assets of our continuing Canadian operations since their realization was no longer 'more likely than not'. As a result, we have not tax-effected temporary differences that have arisen during the quarter.

Net loss from continuing operations

Net loss from continuing operations totaled $(5.7) million or $(0.06) per share on a fully diluted basis in 2005 compared to $(6.7) million or $(0.06) per share in 2004. Excluding one-time items, the equivalent figures were $(6.9) million or $(0.07) per share compared to $(10.8) million or $(0.10) per share in 2004.

Discontinued operations

Discontinued operations included our former U.S. Health, eSecurity and webdoxs bill presentment operations. Details regarding the statements of earnings for these discontinued operations can be found in Note 4 to our unaudited interim consolidated financial statements. In the first quarter of 2005, discontinued operations contributed nil to our net loss ($6.6 million contribution in 2004).

Net loss

Net loss for 2005 was $(5.7) million ($(0.06) per share), compared to a net loss of $(0.1) million ($(0.0) per share) reported in 2004, mainly due to income from discontinued operations present in 2004.

Liquidity and capital resources

As at March 31, 2005, we had $155.9 million in cash and cash equivalents on hand compared to $204.8 million in 2004. The decrease was mainly due to a reduction in working capital as well as to the acquisition of NDCHealth Corporation's Canadian claims processing business. Our balance sheet reflects a current ratio of 2.4 times in 2005, compared to 2.1 times in December 2004. We also had access to unused lines of credit totaling $8.0 million in 2005 ($8.6 million in 2004). As at March 31, 2005, an amount of $4.3 million, unchanged from December 31, 2004, representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

The table below sets forth a summary of cash flow activity and should be read in conjunction with our interim consolidated statements of cash flows.

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

	Q1 2005	Q1 2004
Cash flows used for operating activities	**(30.2)**	(14.3)
Cash flows from (used for) investing activities	**(15.7)**	257.0
Cash flows used for financing activities	**(3.3)**	(4.1)
Other	**0.3**	(3.5)
Increase (decrease) in continuing cash position	**(48.9)**	235.1
Cash flow from discontinued operations	**-**	2.9
Increase (decrease) in cash position	**(48.9)**	238.0
Cash and cash equivalents, beginning of period	**204.8**	137.4
Cash and cash equivalents, end of period	**155.9**	375.4

Operating activities

Our operating activities used $30.2 million in 2005, compared to $14.3 million in 2004, an increase of $15.9 million mainly due to a reduction in working capital as a result of disbursements relating to the November 2004 restructuring initiative and other payables.

Investing activities

In the first quarter of 2005, a total of $15.7 million was used for investing activities, of which $12.1 million related to the acquisition of NDCHealth Corporation's Canadian claims processing business and $2.8 million for additions to fixed assets. Cash flows from investing activities, in the first quarter of 2004 were $257.0 million due to the receipt of proceeds totaling $285.4 million from the sale of our U.S. Health operations, net of $22.0 million disbursed for the acquisitions of WARE Solutions, Tri-Comp Systems and Gestion InfoPharm, and of $6.5 million in additions to capital assets.

Financing activities

Cash flows used in financing activities amounted to $3.3 million in 2005 due to repayment of debt and repurchase of shares under the normal course issuer bid. In 2004, Funds used in financing activities totaled $4.1 million mainly due to repayment of debt.

Discontinued operations

Cash flows from discontinued operations were nil in the current quarter ($2.9 million in 2004).

Financial instruments

Our principal financial instruments included cash and cash equivalents, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries a fixed rate of interest and consists mainly of capital leases.

The Company's only derivative instruments at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. As at March 31, 2005, the Company had no currency forward contracts outstanding.

Off-balance sheet arrangements

As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past.

We had $55.8 million of funds in transit as at March 31, 2005 ($55.6 million as at December 31, 2004), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf. An equal amount is payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us, as we are not liable in favour of any party.

Acquisitions and divestitures

In March 2005, we acquired NDCHealth Corporation's Canadian claims processing business and recorded the acquisition using the purchase method of accounting. For details of our acquisitions, see note 5 to our unaudited interim consolidated financial statements.

Outstanding securities

As at April 15 2005, we had 103,102,849 common shares outstanding and 2,189,177 options granted. The options are exercisable on one-for-one basis into common shares.

Other

MultiPlan complaint: On April 27, 2005, MultiPlan Inc., the purchaser of the our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims arising from the share purchase agreement.

We are of the view that the allegations are without merit and intend to take all appropriate actions to vigorously defend our position.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2004 consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

Our significant accounting policies, except for recently adopted accounting policies noted below, remain substantially unchanged and are herein incorporated by reference to our 2004 consolidated financial statements.

Recently adopted accounting policies

Consolidation of Variable Interest Entitities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 had no material impact on the Company's consolidated financial statements.

Outlook

During the first quarter of 2005, we generated $5.8 million in EBITDA, which included $1.2 million of income from contract settlements. The net loss of $(5.7) million resulted mainly from non-cash related expenses.

Our balance sheet remains strong and we intend to use our funds on hand both in the short and medium terms to enhance shareholder value. We are focused on growing our Health business, both organically and through acquisitions, as evidenced by our acquisitions of NDCHealth Corporation's Canadian claims processing and pharmacy businesses in March and April 2005, respectively. We are also considering capital transactions to enhance shareholder value, including the normal course issuer bid we implemented in the current quarter.

On the Finance side, we see opportunities to rationalize our portfolio, grow our more promising assets and unlock the unrecognized value in these lines of business. Each of the lines is being looked at and we are considering actions ranging from continued investment to partnering with third parties to monetization.

In 2005, we are targeting total revenue to decline from 2004 due mainly to the absence of non-core operations and to a decrease in revenue from Finance operations. The decline in Finance revenue is expected due to the expiry of certain point-of-sale, messaging and eInvoicing contracts, and to lower revenue from our eLending U.S. platform as this service transitioned from the development stage into commercial operation in 2004. Health revenue is targeted to grow both organically and as a result of the impact of acquisitions made in 2004 and in the first quarter of 2005.

The targeted decrease in revenue in 2005 compared to 2004 will negatively affect 2005 EBITDA. However, the impact of the November 2004 streamlining initiative is expected to offset the impact of the decrease in revenue. We continue to review our cost structure to enable us to attain our profitability targets and take full advantage of the operating leverage inherent in our business.

We expect to continue financing capital expenditures and share repurchases and discharging our liabilities with funds on hand, internally generated funds and available credit facilities.

April 29, 2005

RE: Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare Certificate") for Emergis Inc.

To Whom It May Concern:

I, François Côté, President and Chief Executive Officer, Emergis Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Emergis Inc.* for the interim period ending March 31, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) François Côté

François Côté
President and Chief Executive Officer
Emergis Inc.

April 29, 2005

RE: Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare Certificate") for Emergis Inc.

To Whom It May Concern:

I, John Gutpell, Interim Chief Financial Officer, Emergis Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Emergis Inc.* for the interim period ending March 31, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) John Gutpell

John Gutpell
Interim Chief Financial Officer
Emergis Inc.